

HUNTSMAN

HUNTSMAN CORPORATION

2004 Annual Report








Quality People

Beginning with the hard work of dedicated employees in each of our facilities worldwide.

Quality Products

Through thousands of materials we supply our customers to make their products more efficient, stronger, longer-lasting, lighter, cleaner, and more attractive.

Quality of Life

Ending with our contributions to relieve human suffering and improve educational opportunities worldwide.

THE LEADER IN THE MANUFACTURE OF GLOBAL CHEMICALS

Polyurethanes Advanced Materials Performance Products Pigments Polymers Base Chemicals







OUR SERVICES

Many of the world's most significant and essential industries rely on Huntsman to manufacture and supply quality products for a variety of end-use applications. Our commitment to safety, to environmental stewardship, to excellence in the manufacture of quality products, to ongoing investments in people, and to customer service differentiate us from our competitors and create value for our shareholders.

Originally known for pioneering innovations in packaging, and later, rapid and integrated growth in petrochemicals, Huntsman had 2004 revenues of $11.5 billion, 11,300 employees and 62 operations in 22 countries at year end 2004.

CORPORATE PROFILE

Huntsman is among the world's largest global manufacturers of differentiated and commodity chemical products. We are a supplier to such essential industries as adhesives, aerospace, automotive, construction, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining and synthetic fibers. Our employees are dedicated to the highest standards of safety, environmental stewardship, excellence in the manufacture of quality products, and customer service that drive the success of our business.

2004 Revenue Profile
($ in millions)


52%
Commodity $5,518
Differentiated $5,908

2004 Adjusted EBITDA[(1)(2)]
($ in millions)


61%
Commodity $493
Differentiated $784

(1) For a reconciliation of Adjusted EBITDA to Net (Loss)/Income, see page 104.
(2) Excludes Corporate and other

HUN
LISTED
NYSE


QUALITY PEOPLE. QUALITY PRODUCTS. QUALITY OF LIFE.



Left: Peter R. Huntsman *President, Chief Executive Officer*
Right: Jon M. Huntsman *Founder and Chairman*

DEAR FELLOW STOCKHOLDERS,

Welcome to Huntsman Corporation. I am honored to represent a company with such a great history and dynamic future. Our recently-completed IPO was a major step for the Company, an accomplishment I am confident will present us with many ongoing and exciting opportunities to create value for all Huntsman Corporation stockholders.

This first-ever Huntsman Corporation Annual Report will give you a brief update of where we are and a good idea of our vision for the future. 2004 was a record year for Huntsman, as both revenues and earnings improved dramatically as compared to 2003. Our strong results have continued into the first half of 2005 and were achieved despite higher and more volatile energy and feedstock costs. Since we have prepared this Annual Report well into 2005; I shall focus my comments on the Company's performance in both 2004 and the last twelve months ended June 30, 2005.

Financial Improvement

In 2004 and the first half of 2005, we accomplished the following:

- We actively managed historically high and volatile feedstock and energy costs with timely increases in our selling prices. In 2004, our revenues grew 24.3% as compared to 2003. Also, revenues for the twelve month period ended June 30, 2005 were 11.5% higher than 2004.


Revenues
($ in billions)
$15
10
5
0
2003(1)
2004
2005(2)

(1) Pro forma as if Huntsman had acquired the remaining interest in Huntsman International Holdings LLC as of January 1, 2003 and its interest in Huntsman Advanced Materials LLC as of January 1, 2003.
(2) Twelve Months Ended June 30.

- Our gross profit expanded by 40.5% in 2004 as compared to 2003 and 34.5% during the twelve month period ended June 30, 2005 relative to 2004 as margins expanded due to improved demand and higher capacity utilization for many of our products. Stronger results have also been driven, in large part, by the execution of Project Coronado, our initiative to eliminate $200 million annual fixed costs relative to 2002. We hope to have fully implemented Project Coronado by the end of 2005.

- Our Adjusted EBITDA reached record levels and grew by 57.1% in 2004 as compared to 2003 to $1,247.5 million and by 32.6% to $1,654.7 million during the twelve month period ended June 30, 2005 relative to 2004.

- In February of this year we completed a very successful initial public offering of common and preferred stock. Net proceeds to the Company were approximately $1.5 billion, substantially all of which was used to reduce our debt.

- Additionally, since December 2004, we have reduced our debt by an additional $400 million using free cash flow. As a result, our net debt has decreased by $1.6 billion from $6.0 billion at December 31, 2004 to $4.4 billion at June 30, 2005. This is consistent with our top financial priority which is to continue to reduce our indebtedness, with a goal of achieving an additional $1.6 billion reduction by the end of 2007.

- During 2004 and 2005 we have been able to take advantage of our improved profitability and strong conditions in the debt capital markets to refinance much of our remaining indebtedness at extremely attractive interest rates. Also, with the merger of two of our primary operating subsidiaries in August, we have simplified our financial reporting structure.

Growth Opportunities

We derived 52% of our revenues from our differentiated businesses, while 48% was from commodity businesses; however approximately 60% of our Adjusted EBITDA was generated by differentiated businesses. We have positioned ourselves for future growth by continuing to selectively invest in our differentiated businesses. We recently announced, for example, a 40% expansion of our maleic anhydride production capacity and a 25% expansion of our global MDI production capacity. In addition, we are rapidly nearing completion of the new MDI facility in Caojing, China that we will jointly own, enabling us to participate in the rapidly growing Chinese market.

We have begun construction on our new LDPE facility in Wilton, U.K. We believe that the cost position of this facility provides us an attractive investment opportunity and will allow us to leverage our extensive petrochemical infrastructure and logistics at Wilton.

Research and Technology

Huntsman benefits from significant vertical product integration. We enjoy the advantage of many proprietary manufacturing technologies and can boast of arguably one of the chemical industry's finest research and development facilities—an extensive new campus in The Woodlands, Texas—that complements the work of hundreds of other Huntsman research and development professionals throughout Europe and Asia. Our technologies enable us to provide products that satisfy ever higher environmental standards while continuing to meet customer needs. We hold more than 700 U.S. patents and enjoy worldwide recognition for our major contributions to the global chemical industry.

We maintain close working relationships with our broad customer base, capitalizing on our proven ability—and willingness—to use our extensive research and technology capabilities to help our customers create new and ever more advanced products.

Much of the focus of Huntsman research and technology has been on developing formulations that allow companies to expand their use of chemical products. Examples include:

- Non-toxic, biodegradable solvents
- Phosphate-free detergent formulations for use in low-energy washing machines
- Solvent-free herbicides
- Lightweight automobile parts

Other examples include the development of improved energy efficient polyurethane insulation systems that cut energy consumption and the production of fuel additives that reduce vehicle exhaust emissions while maintaining high-octane performance.

We also are sensitive to the need for energy conservation and are focused on being part of the solution by developing applications for alternative power sources, and manufacturing lighter weight materials that do not compromise safety.

Feedstock/Energy Costs

We continue to see unprecedented high and volatile energy costs. Much of the increase in North America is caused by futures market speculators who continue to enrich themselves at the expense of consumers. Demand for natural gas in the United States continues to decrease as more and more industry closes and moves offshore. Huntsman is actively promoting national legislation that would restore sanity to natural gas futures trading. In the meantime, we are working closely with our customers to increase our prices and assist them in passing these increases on to their customer base.

Leadership

We pride ourselves on our management team's depth and breadth of experience. Our phenomenal growth through more than 30 acquisitions has allowed us to attract the diverse talent, management skills and vision of some of the chemical industry's best and brightest professionals.

We are committed to sound principles of corporate governance. We have added new members to our Board of Directors, who have rich and diverse business backgrounds that will allow them to provide the Company with the highest degree of proficient oversight and direction. The majority of Huntsman's Board of Directors are independent.

Over the course of the last year we have dedicated tremendous resources to documenting and improving our internal controls and procedures. I am pleased with our progress. We shall continue to make further improvements in this area.

Caring for Our Communities

Huntsman is dedicated to the highest standards of environment, health and safety (EH&S) performance. The safety of our associates, the contractors who work on our sites and the communities in which our plants are located is of the utmost importance. We view our stewardship to protect the environment as second only to safety, and are unwavering in our insistence that our plant personnel operate our facilities in full compliance with all environmental laws and regulations. We work to ensure that each of our employees is dedicated to striving for continuous EH&S improvement toward the goal of no harm to people or to the environment.

We believe we have a duty to give back to society and to help those who are less fortunate. To that end, we sponsor and participate in initiatives to feed the hungry, house the homeless and fund health care and educational projects around the world.

Conclusion

We believe the chemical industry will continue to play a pivotal role on the world economic stage. And Huntsman is committed—through aggressively paying down debt, implementing ever greater operational efficiencies and selectively investing in our differentiated businesses—to enhancing our competitive position and increasing shareholder value.

As we sit today in the second half of 2005, energy and feedstocks are at record levels and the North American chemicals industry has just experienced unprecedented natural disasters. The impact of both of these factors on the remainder of 2005 and 2006 remains uncertain. However, if economic growth in the U.S., Europe and Asia remains stable, we believe that supply/demand conditions for many of our products will continue to improve, which will likely provide opportunity to expand our profit margins in 2006.

Sincerely,



Peter R. Huntsman
President and Chief Executive Officer

SPECIAL NOTE TO STOCKHOLDERS

When we founded Huntsman Container Corporation (our predecessor company) in 1970, we had no idea that it would evolve into what has become one of the world's largest chemical companies. It has been a joy to be part of this exciting and unique experience the past 35 years.

Few if any companies in the industrial world have enjoyed our growth, safety and environmental record, and remarkable diversification the world over. Today, we produce thousands of products that are applied to the creation of countless end uses. Virtually everything we see, use, feel or wear, whether in our homes, our automobiles or our businesses involves a Huntsman product.

Our management team is the finest in the chemical industry. It is comprised of highly experienced professionals led by CEO, Peter Huntsman. Our Board of Directors represents the most outstanding veteran leaders from business, finance, governmental and humanitarian backgrounds. They represent the stockholders extremely well in building and shaping the strategic future of Huntsman Corporation.

Globally, there is no other chemical business that can match our growth, diversity of products, leadership and firm determination to return strong shareholder value.

It is a great personal honor to be a vital part of this exciting experience.



Jon M. Huntsman
Chairman and Founder



LEFT SEATED:
Kevin J. Ninow—*Division President, Base Chemicals and Polymers;* Peter R. Huntsman—*President, Chief Executive Officer;* Anthony P. Hankins—*Division President, Polyurethanes*

LEFT STANDING:
Samuel D. Scruggs—*Executive Vice President, General Counsel and Secretary;* Donald J. Stanutz—*Division President, Performance Products;* J. Kimo Esplin—*Executive Vice President, Chief Financial Officer;* Thomas J. Keenan—*Division President, Pigments;* Paul G. Hulme—*Division President, Advanced Materials*

IMPLEMENTING

OUR STRATEGY

Our business benefits from significant integration, large production scale and proprietary manufacturing technologies, which allow us to maintain a low-cost position.

The FOUR key components of our strategy are:

1. Further reduce our indebtedness
2. Continue to focus on operational efficiencies
3. Expand our differentiated business segments
4. Maximize the cash flow generated by our commodity business segments

FINANCIAL HIGHLIGHTS

(Dollars in Millions)	2003[1]	2004	2005[2]
Revenues	$9,190.1	$11,426.4	$12,740.4
Gross profit	999.9	1,404.4	1,889.3
Operating income	212.7	408.2	990.4
Net (loss)/income from continuing operations	(423.5)	(219.9)	106.6
Adjusted EBITDA[3]	794.3	1,247.5	1,654.7
Capital expenditures	228.9	226.6	261.1
Total assets	8,737.4	9,436.5	9,081.7
Net debt[4]	5,701.8	6,047.4	4,441.6

Adjusted EBITDA[3]
($ in billions)



$2.0
1.5
1.0
0.5
0
2003(1)
2004
2005(2)

Net Debt[4]
($ in billions)



$8
6
4
2
0
2003
2004
2005(5)

Adjusted EBITDA Profile[3][6]
(Last Twelve Months Ended June 30, 2005)
($ in millions)



59%
Commodity $693
Differentiated $1,016

Revenue Profile
(Last Twelve Months Ended June 30, 2005)
($ in millions)



52%
Commodity $6,169
Differentiated $6,572

(1) Pro forma as if Huntsman had acquired the remaining interest in Huntsman International Holdings LLC as of January 1, 2003 and its interest in Huntsman Advanced Materials LLC as of January 1, 2003.

(2) Twelve Months Ended June 30.

(3) For a reconciliation of Adjusted EBITDA to Net (Loss)/Income, see page 104.

(4) Net Debt calculated as Total debt less cash.

(5) As of June 30, 2005.

(6) Excludes Corporate and other.

POLYURETHANES

We are a leading global manufacturer and marketer of a broad range of polyurethane chemicals including diphenylmethane diisocyanate (MDI), polyols, propylene oxide and thermoplastic polyurethanes. Polyurethane chemicals are used to produce rigid and flexible foams, as well as coatings, adhesives, sealants and elastomers. We operate four primary manufacturing facilities in the U.S. and Europe, and have a significant interest in a world-scale, integrated MDI manufacturing joint venture in China that is expected to begin production during 2006. We have a network of thirteen formulation facilities, which are located in close proximity to our customers worldwide.





POLYURETHANES CONTRIBUTE TO IMPROVED LIVING STANDARDS THROUGH ESSENTIAL APPLICATIONS IN THE HOME, WORKPLACE, AND THE SERVICES AND LEISURE SECTORS. FOR EXAMPLE, POLYURETHANE FOAMS ARE A VERY EFFICIENT INSULATE IN A BROAD RANGE OF RESIDENTIAL AND COMMERCIAL CONSTRUCTION APPLICATIONS. AS INCREASING ENERGY COSTS CREATE A GREATER AWARENESS OF THE NEED FOR BETTER QUALITY INSULATION, POLYURETHANES IS WELL POSITIONED TO BUILD ON OUR LEADERSHIP POSITION IN THIS MARKET.

ANTHONY P. HANKINS
DIVISION PRESIDENT, POLYURETHANES

World Class Integrated Global Producer of MDI

Polyurethane products, especially those derived from MDI, are continuing to replace so-called traditional products in many end-use markets. Key applications include insulation for construction and appliances, binders for composite wood products, cushioning for automotive, and furniture and footwear.

Polyurethanes also offer a range of mechanical properties—including toughness, abrasion resistance and durability—which makes them particularly suitable for demanding specialized engineering applications such as protective coatings, adhesives to laminate flexible materials, and sealants and elastomers in a number of applications such as mining equipment, and small electrical devices.

Polyurethanes
Adjusted EBITDA[1]
($ in millions)


$600
400
200
0
2003
2004
2005[2]

(1) For a reconciliation of Total Segment Adjusted EBITDA to Net (Loss)/Income, see page 104.
(2) Twelve Months Ended June 30.

ADVANCED MATERIALS

We are a leading global manufacturer and marketer of technologically advanced epoxy, acrylic and polyurethane-based polymer products. We focus on formulations and systems that address customer-specific needs in a wide variety of industrial and consumer applications. We operate thirteen synthesis and formulating facilities worldwide.





OUR PRODUCTS OFFER THE BENEFITS OF LIGHT WEIGHT AND STRENGTH THAT ENABLE THE REPLACEMENT OF METALS AND OTHER CONVENTIONAL MATERIALS. THERE ARE MANY APPLICATIONS WHERE THE REQUIRED STRENGTH TO WEIGHT RATIO CAN ONLY BE ACHIEVED WITH OUR TYPE OF PRODUCT. ADVANCED MATERIALS IS THE INDUSTRY LEADER IN THE SUPPLY OF MANY OF THESE EPOXY-BASED AND MULTIFUNCTIONAL RESINS.

PAUL G. HULME
DIVISION PRESIDENT, ADVANCED MATERIALS

STRONG GROWTH THROUGH SUBSTITUTION

We maintain leading positions in diverse markets through product differentiation, technical support and customer focus. These markets include coatings, construction, electronics, adhesives, power transmission and distribution, aerospace, wind energy, automotive and sport and leisure.

Many of our products utilize innovative formulation technology to provide a unique combination of light weight and strength which has allowed our products to replace metal and other conventional materials in many end use applications. Examples include resins and adhesives used in the manufacture of wind turbine blades; materials used by the consumer electronics industry to improve the functionality and reduce the size of their products; multi-functional resins used in the production of structural composite materials utilized in many modern aerospace applications along with the structural adhesives used to bond these materials; adhesives used to affix insulating panels to the hull of cryogenic liquid natural gas tankers.

Advanced Materials Adjusted EBITDA[1]
($ in millions)


$225
150
75
0
2003
2004
2005(2)

(1) For a reconciliation of Total Segment Adjusted EBITDA to Net (Loss)/Income, see page 104.

(2) Twelve Months Ended June 30.

PERFORMANCE PRODUCTS

Our Performance Products segment is organized around three business groups, Performance Specialties, Performance Intermediates, and Maleic Anhydride and Licensing. We serve a wide variety of consumer and industrial end markets. We are a leading global producer and licensor in many of the markets in which we compete. We operate fifteen Performance Products manufacturing facilities in North America, Europe and Australia.





WE PLACE A GREAT DEAL OF EMPHASIS ON OUR DIFFERENTIATED PRODUCTS, WHICH HAS LED TO TREMENDOUS GROWTH IN PERFORMANCE PRODUCTS. OUR TALENTED TEAM OF RESEARCH AND DEVELOPMENT PROFESSIONALS ALLOWS US TO MAKE EVERYDAY PRODUCTS BETTER AND REVOLUTIONARY PRODUCTS POSSIBLE.

DONALD J. STANUTZ
DIVISION PRESIDENT, PERFORMANCE PRODUCTS

Broad Product Portfolio, Leading Market Positions

We are a leading global producer of performance specialties including amines, carbonates and certain specialty surfactants. Our performance intermediates include household and personal surfactants, linear alkyl benzene (LAB), ethanolamines products, ethylene glycols and ethylene oxide. We believe we are North America's largest and lowest-cost producer of maleic anhydride as well as the leading global licensor of maleic anhydride manufacturing technology.

We offer a wide variety of products used in consumer and industrial end markets including personal care products, polyurethane foams, fuel and lubricant additives, paints and coatings, solvents, catalysts, leather and textile treatments, foundry and construction materials, agrochemicals, polymers and fiberglass reinforced resins. Our Performance Products are found in items such as fiberglass found in many boat hulls, lithium batteries which use ultra pure ethylene carbonate to produce electrolytes, pick-up truck bed liners which contain polyurea spray and household detergents.

Performance Products
Adjusted EBITDA[1]
($ in millions)



$300
200
100
0
2003
2004
2005(2)

(1) For a reconciliation of Total Segment Adjusted EBITDA to Net (Loss)/Income, see page 104.
(2) Twelve Months Ended June 30.

PIGMENTS

We are a leading global manufacturer and marketer of titanium dioxide (TiO_2), a white pigment used to impart whiteness, brightness and opacity to a vast range of everyday products. Our customers include manufacturers of coatings, plastics, inks, cosmetics and food. We operate eight manufacturing facilities located in North America, Europe, Asia and Africa.





OUR BRAND NAME, "TIOXIDE," IS RECOGNIZED AROUND THE WORLD. TIOXIDE IS WELL ESTABLISHED IN ALL OF OUR PRIMARY END USE APPLICATIONS AND WE ENJOY A SIGNIFICANT PRESENCE IN ALL MAJOR GEOGRAPHIC REGIONS. WE PROVIDE A GLOBAL, COORDINATED SERVICE TO OUR CUSTOMERS, AND STRIVE TO INNOVATE AND FURTHER UPGRADE OUR WORLD-CLASS PRODUCT PORTFOLIO.

THOMAS J. KEENAN
DIVISION PRESIDENT, PIGMENTS

STRONG GLOBAL MANUFACTURING AND MARKETING PRESENCE

Titanium dioxide is a lifestyle product which we sell worldwide into such applications as architectural paints, industrial coatings, plastic products and packaging, inks and textiles.

Our significant position in the coatings sector reflects the strength of our product portfolio and our longstanding and growing relationships with leading innovators in that industry. Our flagship coatings grade is recognized as the leader in European markets. In the growing plastics segment, we have launched a unique free flowing form of titanium dioxide that has attracted strong interest in the marketplace. In more specialized applications such as inks, our products demonstrate an unsurpassed combination of gloss and opacity.

Pigments
Adjusted EBITDA[1]
($ in millions)


$150
100
50
0
2003
2004
2005(2)

(1) For a reconciliation of Total Segment Adjusted EBITDA to Net (Loss)/Income, see page 104.
(2) Twelve Months Ended June 30.

POLYMERS AND BASE CHEMICALS

Our Polymers segment manufactures and markets polypropylene, polyethylene, expandable polystyrene (EPS), and amorphous polyalphaolefin (APAO). We operate six primary Polymers manufacturing facilities in North America and Australia and recently began construction of an integrated, low-cost, world-scale polyethylene plant in the U.K. Our Base Chemicals segment is a highly integrated producer of olefins and aromatics. We operate four Base Chemicals manufacturing facilities in North America and Europe.





WE SUPPORT OUR WORLD-SCALE PRODUCTION CAPABILITY WITH A TALENTED AND DEDICATED GROUP OF ASSOCIATES. THIS ALLOWS US TO PROVIDE HIGH-QUALITY PRODUCTS TO OUR CUSTOMERS AND SUPPLY VALUABLE RAW MATERIALS TO HUNTSMAN'S DOWNSTREAM DIFFERENTIATED BUSINESSES. WE ARE ALSO FOCUSED ON CONTINUING TO IMPROVE OUR COST-EFFICIENCY.

KEVIN J. NINOW
DIVISION PRESIDENT, BASE CHEMICALS AND POLYMERS

Low Cost Integrated Global Manufacturer

Our customers use our polymers in a wide range of products, including durable children's toys, office furniture, disposable diapers and food and consumer product packaging. The medical industry uses our polymers for packaging as well as intravenous tubes, blood bags, gloves, face masks and gowns. Our polymers are used for scratch-resistant, lightweight automobile body parts, as well as common household plastics such as lawn furniture.

Our base chemicals are comprised of the industry's building blocks and are used by a variety of industries including textiles for clothing and carpeting; compounds for automotive tires, belts and hoses; transportation for lubricants and fuel additives; and plastics for computer and TV housings.

Polymers and Base Chemicals Adjusted EBITDA[1]
($ in millions)



$600
400
200
0
2003
2004
2005[2]
Polymers
Base Chemicals

(1) For a reconciliation of Total Segment Adjusted EBITDA to Net (Loss)/Income, see page 104.
(2) Twelve Months Ended June 30.

ENVIRONMENT, HEALTH AND SAFETY

In 2001, Huntsman created corporate standards for the management of Environmental Health and Safety (EH&S) initiatives. The Huntsman EH&S standards are a uniform set of globally applicable principles which support the full implementation of the Huntsman EH&S Protection Policy. The standards establish the corporate requirements for EH&S management. They are designed as a tool to manage EH&S in a uniform fashion and to support high-level performance across Huntsman. They are the foundation from which all Huntsman business functions and operations build their local management systems to meet EH&S requirements and goals. These standards also document Huntsman's corporate resolve for compliance and are a clear demonstration of our commitment.



EHS Standard Implementation Status


100%
75
50
25
0
Nov. 2001
Feb. 2002
Dec. 2002
Dec. 2003
Dec. 2004
Jun. 2005

Air Emissions
(Metric Tons in Thousands Excluding Greenhouse Gas Emissions)


60
45
30
15
0
1998
1999
2000
2001
2002
2003
2004



Huntsman Cancer Institute

SOCIAL RESPONSIBILITY

Improving Our Communities

We believe we have a duty to give back to society, and to help those who are less fortunate. To that end, we sponsor and participate in initiatives to feed the hungry, house the homeless and fund educational programs around the world.

For example, we made significant donations to the victims of the 2004 Asian tsunami disaster, and to those displaced by Hurricane Katrina on the U.S. Gulf Coast, and we have an ongoing program of support for AIDS awareness and prevention initiatives in South Africa.

Further, we encourage each of our employees across the world to become involved in their communities, to give of their time and other resources to improve the quality of life in the cities and towns where Huntsman has a presence.

Combating Cancer

Company Founder and Chairman, Jon M. Huntsman, has created the Huntsman Cancer Institute at the University of Utah in an unparalleled scientific quest to prevent, diagnose and treat cancer at its source. When the Company was privately held, it provided a sizeable portion of the funds necessary to establish the Institute, whose mission is to make available the optimum in patient care, to make diagnosis and the latest treatment available to more people and ultimately to reduce the burden of cancer for patients and their families worldwide. Huntsman employees around the globe have voluntarily contributed hundreds of thousands of dollars to the Institute since its inception. We invite you to learn more about the Huntsman Cancer Institute at www.hci.utah.edu.

STRENGTH IN MANAGEMENT

Huntsman Corporation

Board of Directors

Jon M. Huntsman
Chairman of the Board and Director

Peter R. Huntsman
President, Chief Executive Officer and Director

Nolan D. Archibald[2]
Director
Chairman, President and Chief Executive Officer of The Black & Decker Corporation

Marsha J. Evans[3]
Director
President and Chief Executive Officer of the American Red Cross

H. William Lichtenberger[1,3]
Chairman of the Nominating and Corporate Governance Committee and Director
Former Chairman and Chief Executive Officer of Praxair, Inc.

David J. Matlin
Director
Chief Executive Officer of MatlinPatterson Global Advisers LLC

Richard Michaelson[1,3]
Chairman of the Audit Committee and Director
Chief Financial Officer of Life Sciences Research Inc.

Christopher R. Pechock
Director
Investment Partner of MatlinPatterson Global Advisers LLC

Wayne A. Reaud[2]
Chairman of the Compensation Committee and Director
Trial Lawyer and the Founder of Reaud, Morgan & Quinn

Alvin V. Shoemaker[1,2]
Director
Private Investor and Former Chairman of First Boston, Inc.

Board Committees:
(1) Audit
(2) Compensation
(3) Nominating and Corporate Governance

Executive Management

Peter. R. Huntsman
President, Chief Executive Officer and Director

J. Kimo Esplin
Executive Vice President and Chief Financial Officer

Samuel D. Scruggs
Executive Vice President, General Counsel and Secretary

Anthony P. Hankins
Division President, Polyurethanes

Paul G. Hulme
Division President, Advanced Materials

Thomas J. Keenan
Division President, Pigments

Kevin J. Ninow
Division President, Base Chemicals and Polymers

Donald J. Stanutz
Division President, Performance Products

Michael J. Kern
Senior Vice President, Environmental, Health & Safety and Chief Information Officer

Don H. Olsen
Senior Vice President, Global Public Affairs

Brian V. Ridd
Senior Vice President, Purchasing

Financial Table of Contents

SELECTED FINANCIAL DATA

The selected historical financial data set forth below presents the historical financial data of our predecessor Huntsman Holdings as of and for the dates and periods indicated. In such financial data, HIH is accounted for using the equity method of accounting through April 30, 2003. Effective May 1, 2003, as a result of the HIH Consolidation Transaction (as defined in "Note 1. General—HIH Consolidation Transaction"), we have consolidated the financial results of HIH. Effective July 1, 2003, as a result of the AdMat Transaction, we have consolidated the financial results of Advanced Materials. As a result, the financial information as of and for the year ended December 31, 2003 is not comparable to the prior years' historical financial data presented herein, and the financial information as of and for the year ended December 31, 2004 is not comparable to the financial information as of and for the year ended December 31, 2003. You should read the selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Consolidated Financial Statements and accompanying notes included elsewhere in this report.

	Year Ended December 31,				
(Dollars in millions, except per share amounts)	**2004**	2003	2002	2001	2000
Statement of operations data:					
Revenues	**$11,426.4**	$7,018.6	$2,661.0	$2,757.4	$3,325.7
Gross profit	**1,404.4**	710.4	240.0	90.8	128.7
Restructuring, impairment and plant closing costs (credit)	**299.3**	37.9	(1.0)	588.5	—
Operating income (loss)	**408.2**	179.1	66.3	(709.4)	(78.7)
Loss from continuing operations before cumulative effect of accounting changes	**(219.9)**	(317.2)	(191.9)	(842.8)	(138.6)
Loss from discontinued operations, net of tax	**(7.8)**	(2.6)	—	—	—
Cumulative effect of accounting changes[a]	—	—	169.7	(0.1)	—
Net loss	**(227.7)**	(319.8)	(22.2)	(842.9)	(138.6)
Basic and diluted loss per common share[b]:					
Loss from continuing operations before accounting changes	**$ (1.40)**	$ (1.78)	$ (0.95)	$ (3.82)	$ (0.63)
Loss from discontinued operations, net of tax	**(0.03)**	(0.01)	—	—	—
Cumulative effect of accounting changes[a]	—	—	0.77	—	—
Net loss	**$ (1.43)**	$ (1.79)	$ (0.18)	$ (3.82)	$ (0.63)
Other data:					
Depreciation and amortization	**$ 536.8**	$ 353.4	$ 152.7	$ 197.5	$ 200.3
Capital expenditures	**226.6**	191.0	70.2	76.4	90.3
Balance sheet data (at period end):					
Total assets	**$ 9,436.5**	$8,737.4	$2,747.2	$2,357.8	$3,543.8
Total debt	**6,299.5**	5,910.1	1,736.1	2,450.5	2,268.6
Total liabilities	**9,078.2**	8,278.8	2,532.0	3,046.3	3,322.3

(a) In 2002, we adopted SFAS No. 141, "Business Combinations," resulting in an increase of $169.7 million in the carrying value of our investment in HIH to reflect the proportionate share of the underlying net assets. In 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," resulting in a cumulative increase in net loss of $0.1 million.

(b) All shares and per share information have been restated to give effect to the shares issued in connection with the February 16, 2005 Reorganization Transaction and initial public offering of common stock and the shares to be issued in connection with the exchange of the HMP Warrants on March 14, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are among the world's largest global manufacturers of differentiated and commodity chemical products. We manufacture a broad range of chemical products and formulations, which we market in more than 100 countries to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining and synthetic fiber industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, epoxy-based polymer formulations, maleic anhydride and titanium dioxide. We operate 62 manufacturing facilities located in 22 countries and employ approximately 11,300 associates. Our businesses benefit from significant vertical integration, large production scale and proprietary manufacturing technologies, which allow us to maintain a low-cost position. We had revenues for the year ended December 31, 2004 of $11.4 billion and pro forma revenues for the year ended December 31, 2003 of $9.2 billion, respectively.

Our business is organized around our six segments: Polyurethanes, Advanced Materials, Performance Products, Pigments, Polymers and Base Chemicals. These segments can be divided into two broad categories: differentiated and commodity. Our Polyurethanes, Advanced Materials and Performance Products segments produce differentiated products, and our Pigments, Polymers and Base Chemicals segments produce commodity chemicals. Among our commodity products, our Pigments business, while cyclical, is influenced largely by seasonal demand patterns in the coatings industry. Certain products in our Polymers segment also follow different trends than petrochemical commodities as a result of our niche marketing strategy for such products that focuses on supplying customized formulations. Nevertheless, each of our six operating segments is impacted to some degree by economic conditions, prices of raw materials and global supply and demand pressures.

Growth in our Polyurethanes and Advanced Materials segments has been driven by the continued substitution of our products for other materials across a broad range of applications as well as the level of global economic activity. Historically, demand for many of these products has grown at rates in excess of GDP growth. In Polyurethanes, this growth, particularly in Asia, has recently resulted in improved demand and higher industry capacity utilization rates for many of our key products, including MDI. In 2004, the profitability of our Polyurethanes and Advanced Materials segments improved due to increased demand in several of our key industrial end markets, including aerospace, automotive and construction products. This has allowed us to increase selling prices, which has more than offset increases in the cost of our primary raw materials, including benzene, propylene and chlorine.

The global PO market is influenced by supply and demand imbalances. PO demand is largely driven by growth in the polyurethane industry, and, as a result, growth rates for PO have generally exceeded GDP growth rates. As a co-product of our PO manufacturing process, we also produce MTBE. MTBE is an oxygenate that is blended with gasoline to reduce harmful vehicle emissions and to enhance the octane rating of gasoline.

In our Performance Products segment, demand for our performance specialties has generally continued to grow at rates in excess of GDP as overall demand is significantly influenced by new product and application development. In 2004, overall demand for most of our performance intermediates has generally been stable or improving, but excess surfactant manufacturing capacity in Europe and a decline in the use of LAB in new detergent formulations have limited our ability to increase prices in response to higher raw material costs. In EG, higher industry capacity utilization rates in 2004 due to stronger demand in the PET resin and Asian fiber markets have resulted in higher profitability.

Historically, demand for titanium dioxide pigments has grown at rates approximately equal to global GDP growth. Pigment prices have historically reflected industry-wide operating rates but have typically lagged behind movements in these rates by up to twelve months due to the effects of product stocking and destocking by customers and producers, contract arrangements and seasonality. The industry experiences some seasonality in its sales because sales of paints, the largest end use for titanium dioxide, generally peak during the spring and summer months in the northern hemisphere. This results in greater sales volumes in the second and third quarters of the year.

The profitability of our Polymers and Base Chemicals segments has historically been cyclical in nature. The industry has recently operated in a down cycle that resulted from significant new capacity additions, weak demand reflecting soft global economic conditions and high crude oil and natural gas-based raw material costs. Despite continued high feedstock costs, the profitability of our Base Chemicals segment has improved in 2004 as demand has strengthened and average selling prices and profit margins have increased in most of our product lines.

Results of Operations

The businesses of our predecessor Huntsman Holdings underwent significant changes as a result of a number of transactions that were completed in 2003. As a result, the financial information as of and for the year ended December 31, 2004 is not comparable to the financial information as of and for the year ended December 31, 2003. In order to present data that is useful for comparative purposes, we have included pro forma information for the year ended December 31, 2003. The pro forma information for the year ended December 31, 2003 has been prepared as if the HIH Consolidation Transaction, and the AdMat Transaction occurred on January 1, 2003. HIH became a consolidated subsidiary effective as of May 1, 2003, and Advanced Materials became a consolidated subsidiary effective as of June 30, 2003. We believe the use of pro forma results for the periods covered in this report provides a more meaningful comparison of our results between the applicable periods. These results do not necessarily reflect the results that would have been obtained if we had completed the transactions described above on the dates indicated or that may be expected in the future. For a period to period comparison of our historical results of operations, see "—Historical Results of Operations."

Year Ended December 31, 2004 (Historical) Compared to Year Ended December 31, 2003 (Pro Forma) (unaudited)

	Year Ended December 31,		Percent Change
(Dollars in millions)	2004 Historical	2003 Pro Forma	2004 vs 2003
Revenues	$11,426.4	$9,190.1	24%
Cost of goods sold	10,022.0	8,190.2	22%
Gross profit	1,404.4	999.9	40%
Operating expense	696.9	732.2	(5)%
Restructuring and plant closing costs	299.3	55.0	444%
Operating income	408.2	212.7	92%
Interest expense, net	(612.6)	(577.8)	6%
Loss on sale of accounts receivable	(15.6)	(32.4)	(52)%
Equity in income of unconsolidated affiliates	4.0	1.5	167%
Other non-operating expense	(25.8)	(2.2)	NM
Loss from continuing operations before income taxes and minority interest	(241.8)	(398.2)	(39)%
Income tax benefit (expense)	29.1	(32.1)	NM
Minority interests in subsidiaries' (income) loss	(7.2)	6.8	NM
Loss from continuing operations	(219.9)	(423.5)	(33)%
Loss from discontinued operations, net of tax	(7.8)	(2.6)	NM
Net loss	(227.7)	(426.1)	(47)%
Interest expense, net	612.6	577.8	NM
Income tax (benefit) expense	(29.1)	32.1	NM
Depreciation and amortization	536.8	479.7	12%
EBITDA[1]	$ 892.6	$ 663.5	35%

NM—Not meaningful

Included in EBITDA are the following unusual items of (expense) income:

	Year Ended December 31,	
(In millions)	2004 Historical	2003 Pro Forma
Early extinguishment of debt	$ (25.6)	$ —
Legal and contract settlement expense, net	(6.6)	(7.5)
Loss on sale of accounts receivable	(15.6)	(32.4)
Discontinued operations	(7.8)	(2.6)
Asset write down	—	(5.8)
Reorganization costs	—	(27.5)
Restructuring and plant closing costs:		
Polyurethanes	(36.9)	(28.1)
Advanced Materials	(9.0)	—
Performance Products	(97.5)	(22.1)
Pigments	(123.3)	(6.5)
Polymers	(13.6)	(0.8)
Base Chemicals	(16.7)	2.5
Corporate and other	(2.3)	—
Total restructuring and plant closing costs	(299.3)	(55.0)
Total unusual items of (expense) income included in EBITDA	$(354.9)	$(130.8)

(1) EBITDA is defined as net income (loss) before interest, income taxes, depreciation and amortization. We believe that EBITDA enhances an investor's understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness. However, EBITDA should not be considered in isolation or viewed as a substitute for net income, cash flow from operations or other measures of performance as defined by generally accepted accounting principles in the U.S. ("GAAP"). Moreover, EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the method of calculation. Our management uses EBITDA to assess financial performance and debt service capabilities. In assessing financial performance, our management reviews EBITDA as a general indicator of economic performance compared to prior periods. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Our management also believes that our investors use EBITDA as a measure of our ability to service indebtedness as well as to fund capital expenditures and working capital requirements. Nevertheless, our management recognizes that there are material limitations associated with the use of EBITDA in the evaluation of our Company as compared to net income, which reflects overall financial performance, including the effects of interest, income taxes, depreciation and amortization. EBITDA excludes interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore,

any measure that excludes interest expense has material limitations. EBITDA also excludes taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations. Finally, EBITDA excludes depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. Our management compensates for the limitations of using EBITDA by using it to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Our management also uses other metrics to evaluate capital structure, tax planning and capital investment decisions. For example, our management uses credit ratings and net debt ratios to evaluate capital structure, effective tax rate by jurisdiction to evaluate tax planning, and payback period and internal rate of return to evaluate capital investments. Our management also uses trade working capital to evaluate its investment in accounts receivable and inventory, net of accounts payable.

We believe that net income (loss) is the performance measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA. We reconcile our net loss to EBITDA in the table above.

We believe that cash provided by (used in) operating activities is the liquidity measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA. For a reconciliation of historical EBITDA to our historical cash provided by operations, see "—Results of Operations (Historical)" below.

Year Ended December 31, 2004 (Historical) Compared to Year Ended December 31, 2003 (Pro Forma)

For the year ended December 31, 2004, we had a net loss of $227.7 million on revenues of $11,426.4 million compared to a net loss of $426.1 million on revenues of $9,190.1 million for 2003. The decrease of $198.4 million in net loss was the result of the following items:

- Revenues for the year ended December 31, 2004 increased by $2,236.3 million, or 24%, from 2003 due to higher average selling prices in all of our operating segments and higher sales volumes in our Polyurethanes, Advanced Materials, Pigments, Polymers and Base Chemicals segments. For details of our changes in selling prices and sales volumes from the prior period, see the discussion by operating segment below.
- Gross profit for the year ended December 31, 2004 increased by $404.5 million, or 40%, from 2003. This increase, which occurred in all our segments, was mainly due to higher contribution margins as average selling prices increased more than raw material and energy costs in the 2004 period as compared to 2003.
- Operating expenses for the year ended December 31, 2004 decreased by $35.3 million, or 5%, from 2003. Higher costs resulting from the strength of the major European currencies and the Australian dollar versus the U.S. dollar were more than offset by cost savings resulting from our ongoing restructuring efforts. We also incurred reorganization costs of $27.5 million in the year ended December 31, 2003 related to a number of cost reduction programs by the predecessor company of Advanced Materials. In addition, foreign exchange gains were higher in 2004 as compared to 2003.
- Restructuring and plant closing costs for the year ended December 31, 2004 increased to $299.3 million from $55.0 million in 2003. For further discussion of restructuring activities, see "—Restructuring and Plant Closing Costs" below.
- Net interest expense for the year ended December 31, 2004 increased by $34.8 million, or 6%, from 2003 primarily due to additional debt and higher interest rates on our borrowings in 2004 compared to 2003. In addition, interest expense increased as a result of the compounding of interest on the HMP Senior Discount Notes and the HIH Senior Discount Notes, the accrued interest of which is added to the principal balance and is not paid in cash.
- In the year ended December 31, 2004, losses on our accounts receivable securitization program decreased $16.8 million, or 52%, when compared with 2003. This decrease is mainly attributable to reduced losses on foreign currency hedge contracts in the 2004 period as compared to the 2003 period, primarily in response to an amendment to our accounts receivable securitization program that permits euro-denominated debt, thereby reducing the need for foreign currency hedge contracts.
- Income tax benefit increased by $61.2 million to a benefit of $29.1 million for the year ended December 31, 2004 as compared to an expense of $32.1 million for 2003. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Increased tax benefit was largely due to changes in pre-tax income in certain tax jurisdictions. During 2004, additional pre-tax losses were recorded in jurisdictions where tax benefits were provided and additional pre-tax income was recorded in jurisdictions where tax expense was not provided, net of valuation allowances. In addition, during the year ended December 31, 2004 we recognized nonrecurring benefits in Spain, France and Holland of approximately $28.3 million associated with enacted changes in tax rates, the settlement of tax authority examinations and the reversal of previously established valuation allowances.
- On July 6, 2005 we sold our toluene di-isocyanate ("TDI") business to BASF. The loss from discontinued operations represents the operating results from our TDI business.

The following table sets forth the revenues and EBITDA for each of our operating segments (dollars in millions):

(In millions)	Year Ended December 31, 2004 Historical	2003 Pro Forma	Percent Change
Revenues			
Polyurethanes	$ 2,818.0	$2,235.2	26%
Advanced Materials	1,162.4	1,049.6	11%
Performance Products	1,927.8	1,689.6	14%
Pigments	1,048.1	1,010.0	4%
Polymers	1,451.8	1,155.5	26%
Base Chemicals	3,859.0	2,639.9	46%
Eliminations	(840.7)	(589.7)	43%
Total	$11,426.4	$9,190.1	24%
Segment EBITDA			
Polyurethanes	$ 364.0	$ 233.4	56%
Advanced Materials	186.1	48.2	286%
Performance Products	91.0	128.3	(29)%
Pigments	(30.0)	105.4	NM
Polymers	77.6	80.8	(4)%
Base Chemicals	276.2	71.7	285%
Corporate and other	(72.3)	(4.3)	NM
Total	$ 892.6	$ 663.5	35%

NM—Not meaningful

Polyurethanes

For the year ended December 31, 2004, Polyurethanes revenues increased by $582.8 million, or 26%, as compared to 2003, primarily from higher average selling prices and higher sales volumes for MDI. MDI revenues increased by 31%, resulting from 17% higher average selling prices and 12% higher sales volumes. The increase in MDI average selling prices resulted principally from improved market demand coupled with tighter supply, the strength of the major European currencies versus the U.S. dollar and in response to higher raw material and energy costs. Higher MDI volumes reflect further extension of markets for MDI and recent improvements in global economic conditions.

For the year ended December 31, 2004, Polyurethanes segment EBITDA increased by $130.6 million, or 56%, as compared to 2003. Restructuring and plant closing costs of $36.9 million and $28.1 million for the years ended December 31, 2004 and 2003, respectively, were included in segment EBITDA. For further discussion of restructuring activities, see "—Restructuring and Plant Closing Costs" below. Excluding restructuring charges, segment EBITDA increased by $139.4 million in 2004, resulting mainly from higher contribution margins as average selling prices increased more than raw material and energy costs.

Advanced Materials

Advanced Materials revenues for the year ended December 31, 2004 increased by $112.8 million, or 11%, from 2003. Higher revenues were attributable to a 12% increase in average selling prices, with stable sales volumes. Average selling prices were higher due to price increase initiatives in certain markets in response to improved demand, higher raw material costs and the effect of the strength of the major European currencies versus the U.S. dollar. Our ongoing portfolio re-alignment activities resulted in higher sales volumes in certain of our structural composites, adhesives and electrical materials end markets, which were largely offset by lower sales volumes of basic epoxy resins and electronic laminates products.

For the year ended December 31, 2004, Advanced Materials segment EBITDA increased by $137.9 or 286%, primarily due to higher contribution margins as average selling prices increased more than raw material costs, and $18.5 million lower reorganization costs and restructuring and plant closing costs. For further discussion of restructuring activities, see "—Restructuring and Plant Closing Costs" below. In addition during 2004, the Advanced Materials segment recorded a legal settlement gain of $8.5 million compared with a contract termination charge of $5.5 million in 2003 and a $26.3 million increase in foreign currency transaction gains.

Performance Products

For the year ended December 31, 2004, Performance Products revenues increased by $238.2 million, or 14%, as compared to 2003 primarily as a result of higher average selling prices for all products, offset somewhat by lower sales volumes in certain product lines. Overall, average selling prices increased by 16% in response to higher raw material and energy costs, improved market conditions and the strength of the European and Australian currencies versus the U.S. dollar. Sales volumes declined by 1% as higher sales volumes of amines and maleic anhydride were more than offset by lower sales volumes of surfactants and LAB. The reduction in surfactants sales volumes was due to reduced customer demand in certain product lines and increased competition in the marketplace.

For the year ended December 31, 2004, Performance Products segment EBITDA decreased by $37.3 million, or 29%, as compared to 2003. During the years ended December 31, 2004 and 2003, the Performance Products segment recorded restructuring and plant closing charges of $97.5 million and $22.1 million, respectively. For further discussion of restructuring activities, see "—Restructuring and Plant Closing Costs" below. Excluding these restructuring charges, Performance Products segment EBITDA increased by $38.1 million resulting primarily from higher contribution margins as average selling prices increased more than raw material and energy costs.

Pigments

For the year ended December 31, 2004, Pigments revenues increased by $38.1 million, or 4%, as compared to 2003, resulting principally from 4% higher average selling prices. Average selling prices benefited primarily from the strengthening of the major European currencies versus the U.S. dollar.

Pigments segment EBITDA for the year ended December 31, 2004 decreased by $135.4 million to a loss of $30.0 million from income of $105.4 million in 2003. The decrease is mainly the result of an increase in restructuring and plant closing costs of $116.8 million and charges of $15.1 million relating to the payment of costs and settlement amounts relating to Discoloration Claims recorded in 2004. The remaining decrease in segment EBITDA of $3.5 million resulted principally from a $14.5 million reduction in EBITDA primarily in response to the strengthening of the major European currencies versus the U.S. dollar, offset somewhat by lower fixed costs resulting from cost reduction initiatives. During 2004 and 2003, our Pigments segment recorded restructuring and plant closing charges of $123.3 million and $6.5 million, respectively. For further discussion of restructuring activities, see "—Restructuring and Plant Closing Costs" below.

Polymers

For the year ended December 31, 2004, Polymers revenues increased by $296.3 million, or 26%, as compared to 2003 due mainly to 22% higher average selling prices and 3% higher sales volumes. Higher average selling prices were primarily in response to higher raw material and energy costs while sales volumes increased principally as a result of stronger customer demand.

For the year ended December 31, 2004, Polymers segment EBITDA decreased by $3.2 million, or 4%, as compared to 2003. During the years ended December 31, 2004 and 2003, the Polymers segment recorded restructuring and plant closing charges of $13.6 million and $0.8 million, respectively. For further discussion of restructuring activities, see "—Restructuring and Plant Closing Costs" below. Excluding these restructuring charges, Polymers segment EBITDA increased by $9.6 million resulting primarily from higher contribution margins as average selling prices increased more than raw material and energy costs.

Base Chemicals

For the year ended December 31, 2004, Base Chemicals revenues increased $1,219.1 million, or 46%, as compared to 2003 due mainly to a 38% increase in average selling prices and a 6% increase in sales volumes. Higher average selling prices were primarily due to tighter supply conditions in the marketplace and in response to higher raw material and energy costs and the strengthening of major European currencies versus the U.S. dollar. Sales volumes increased for all key products driven by increased sales volumes of ethylene, propylene and cyclohexane of 9%, 13% and 14%, respectively, principally as a result of increased demand.

For the year ended December 31, 2004, Base Chemicals segment EBITDA increased by $204.5 million, or 285%, as compared to 2003 primarily as a result of higher contribution margins, as average selling prices increased more than raw material and energy costs. During the year ended December 31, 2004, our Base Chemicals segment recorded restructuring charges of $16.7 million related to workforce reductions primarily at our Wilton and North Tees, U.K. facilities. For further discussion of restructuring activities, see "—Restructuring and Plant Closing Costs" below.

Corporate and Other

Corporate and other items includes unallocated corporate overhead, unallocated foreign exchange gains and losses, loss on the sale of accounts receivable, other non-operating income and expense and minority interest in subsidiaries' (income) loss. For the year ended December 31, 2004, EBITDA from corporate and other items decreased by $68.0 million to a loss of $72.3 million from a loss of $4.3 million for 2003. Lower EBITDA resulted primarily from a negative impact of $32.6 million from unallocated foreign currency gains and losses, which were $69.6 million in 2004 as compared to $102.2 million in 2003, and $25.6 million higher losses on early extinguishment of debt in the year ended December 31, 2004 as compared to the comparable period in 2003. This decrease was also partially due to a $14.0 million increase in minority interest in subsidiaries' income in the year ended December 31, 2004 as compared to 2003. We also incurred reorganization costs of $27.5 million in the year ended December 31, 2003 related to a number of cost reduction programs by the predecessor company of Advanced Materials.

Results of Operations (Historical)

The businesses of our predecessor Huntsman Holdings underwent significant changes as a result of a number of transactions. In our historical financial data, HIH is accounted for using the equity method of accounting through April 30, 2003. Effective May 1, 2003, as a result of the HIH Consolidation Transaction, we have consolidated the financial results of HIH. Effective July 1, 2003, as a result of the AdMat Transaction, we have consolidated the financial results of Advanced Materials. Effective December 31, 2002, as a result of the HLLC Restructuring (as defined in "Note 1. General" to our Consolidated Financial Statements), we have consolidated the financial results of Huntsman Chemical Company Australia Pty Ltd. ("HCCA"). See "Note 1. General" to our Consolidated Financial Statements for a discussion of the HLLC Restructuring. As a result, the financial information as of and for the year ended December 31, 2004 is not comparable to the prior years' historical financial data presented herein, and the financial information as of and for the year ended December 31, 2003 is not comparable to the financial information as of and for the year ended December 31, 2002.

	Year Ended December 31,			Percent Change	
(In millions)	**2004**	2003	2002	2004 vs 2003	2003 vs 2002
Revenues	**$11,426.4**	$7,018.6	$2,661.0	63%	164%
Cost of goods sold	**10,022.0**	6,308.2	2,421.0	59%	161%
Gross profit	**1,404.4**	710.4	240.0	98%	196%
Operating expense	**696.9**	493.4	174.7	41%	182%
Restructuring and plant closing costs (credits)	**299.3**	37.9	(1.0)	690%	NM
Operating income	**408.2**	179.1	66.3	128%	170%
Interest expense, net	**(612.6)**	(409.1)	(181.9)	50%	125%
Loss on sale of accounts receivable	**(15.6)**	(20.4)	—	(24)%	NM
Equity in income (loss) of unconsolidated affiliates	**4.0**	(37.5)	(31.4)	NM	19%
Other expense	**(25.8)**	—	(7.6)	NM	NM
Loss from continuing operations before income taxes, minority interest and accounting change	**(241.8)**	(287.9)	(154.6)	(16)%	88%
Income tax benefit (expense)	**29.1**	(30.8)	(8.5)	NM	262%
Minority interests in subsidiaries' (income) loss	**(7.2)**	1.5	(28.8)	NM	NM
Loss from discontinued operations, net of tax	**(7.8)**	(2.6)	—	NM	NM
Cumulative effect of accounting changes	—	—	169.7	NM	NM
Net loss	**(227.7)**	(319.8)	(22.2)	(29)%	NM
Interest expense, net	**612.6**	409.1	181.9	50%	125%
Income tax (benefit) expense	**(29.1)**	30.8	8.5	NM	262%
Depreciation and amortization	**536.8**	353.4	152.7	52%	131%
EBITDA[1]	**$ 892.6**	$ 473.5	$ 320.9	89%	48%
Net cash provided by operating activities	**$ 180.8**	$ 225.4	$ 88.7	(20)%	154%
Net cash used in investing activities	**(230.0)**	(908.5)	(24.5)	(75)%	NM
Net cash provided by (used in) financing activities	**83.5**	786.7	(93.0)	(89)%	946%

NM—Not meaningful

Included in EBITDA are the following unusual items of (expense) income:

	Year Ended December 31,		
(In millions)	**2004**	2003	2002
Early extinguishment of debt	**$ (25.6)**	$ —	$ (6.7)
Legal and contract settlement expense, net	**(6.6)**	(2.0)	—
Loss on sale of accounts receivable	**(15.6)**	(20.4)	—
Discontinued operations	**(7.8)**	(2.6)	—
Asset write down	—	(3.0)	—
Reorganization costs	—	—	(18.6)
Cumulative effect of accounting change	—	—	169.7
Restructuring and plant closing (costs) credits:			
Polyurethanes	**(36.9)**	(11.0)	—
Advanced Materials	**(9.0)**	—	—
Performance Products	**(97.5)**	(22.1)	(4.3)
Pigments	**(123.3)**	(6.5)	—
Polymers	**(13.6)**	(0.8)	5.3
Base Chemicals	**(16.7)**	2.5	—
Corporate and other	**(2.3)**	—	—
Total restructuring and plant closing (costs) credits	**(299.3)**	(37.9)	1.0
Total unusual items of (expense) income included in EBITDA	**$(347.1)**	$(63.3)	$145.4

(1) *EBITDA is defined as net income (loss) before interest, income taxes, depreciation and amortization. We believe that EBITDA enhances an investor's understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness. However, EBITDA should not be considered in isolation or viewed as a substitute for net income, cash flow from operations or other measures of performance as defined by generally accepted accounting principles in the U.S. ("GAAP"). Moreover, EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the method of calculation. Our management uses EBITDA to assess financial performance and debt service capabilities. In assessing financial performance, our management reviews EBITDA as a general indicator of economic performance compared to prior periods. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Our management also believes that our investors use EBITDA as a measure of our ability to service indebtedness as well as to fund capital expenditures and working capital requirements. Nevertheless, our management recognizes that there are material limitations associated with the use of EBITDA in the evaluation of our Company as compared to net income, which reflects overall financial performance, including the effects of interest, income taxes, depreciation and amortization. EBITDA excludes interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations. EBITDA also excludes taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations. Finally, EBITDA excludes depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. Our management compensates for the limitations of using EBITDA by using it to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Our management also uses other metrics to evaluate capital structure, tax planning and capital investment decisions. For example, our management uses credit ratings and net debt ratios to evaluate capital structure, effective tax rate by jurisdiction to evaluate tax planning, and payback period and internal rate of return to evaluate capital investments. Our management also uses trade working capital to evaluate its investment in accounts receivable and inventory, net of accounts payable.*

We believe that net income (loss) is the performance measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA and that cash provided by (used in) operating activities is the liquidity measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA. The following table reconciles EBITDA to our net loss and to our cash provided by operations:

	Year Ended December 31,			Percent Change	
(In millions)	2004	2003	2002	2004 vs 2003	2003 vs 2002
EBITDA	$ 892.6	$ 473.5	$ 320.9	89%	48%
Depreciation and amortization	(536.8)	(353.4)	(152.7)	52%	131%
Interest expense, net	(612.6)	(409.1)	(181.9)	50%	125%
Income tax benefit (expense)	29.1	(30.8)	(8.5)	NM	263%
Net loss	(227.7)	(319.8)	(22.2)	(29)%	NM
Cumulative effect of accounting changes	—	—	(169.7)	NM	NM
Equity in (income) losses of investment in unconsolidated affiliates	(4.0)	37.5	31.4	NM	20%
Depreciation and amortization expense	536.8	353.4	152.7	52%	132%
Non-cash restructuring and plant closing charges (credits)	138.0	9.7	(5.3)	NM	NM
Non-cash interest (including interest on affiliate debt)	166.0	90.7	(5.5)	83%	NM
Deferred income tax	(64.5)	(3.6)	—	NM	NM
Unrealized gains on foreign currency transactions	(111.7)	(58.3)	—	92%	NM
Other, net	21.9	12.2	34.2	80%	(65)%
Changes in operating assets and liabilities	(274.0)	103.6	73.1	NM	42%
Net cash provided by operating activities	$ 180.8	$ 225.4	$ 88.7	(20)%	155%

Year Ended December 31, 2004 (Historical) Compared to Year Ended December 31, 2003 (Historical)

For the year ended December 31, 2004, we had a net loss of $227.7 million on revenues of $11,426.4 million compared to a net loss of $319.8 million on revenues of $7,018.6 million for 2003. The decrease of $92.1 million in net loss was the result of the following items:

- Revenues for the year ended December 31, 2004 increased by $4,407.8 million, or 63%, to $11,426.4 million from $7,018.6 million during 2003. Approximately 49% of this increase was due to our consolidation of HIH following the HIH Consolidation Transaction effective May 1, 2003 and our ownership of Advanced Materials following the AdMat Transaction on June 30, 2003, in each case for the entire period in 2004. The remaining approximately 51% of the increase was due to higher average selling prices in all our operating segments and higher sales volumes in our Polyurethanes, Advanced Materials, Pigments, Polymers and Base Chemicals segments. For details of the changes in selling prices and sales volumes from the prior year, please see our discussion by operating segment below.

- Gross profit for the year ended December 31, 2004 increased by $694.0 million, or 98%, to $1,404.4 million from $710.4 million in 2003. Approximately 42% of this increase was due to our consolidation of HIH following the HIH Consolidation Transaction effective May 1, 2003 and our ownership of Advanced Materials following the AdMat Transaction on June 30, 2003, in each case for the entire period in 2004. The remaining approximately 58% of the increase was due to higher contribution margins as average selling prices increased more than raw material and energy costs in 2004 as compared with 2003.
- Operating expenses for the year ended December 31, 2004 increased by $203.5 million, or 41%, to $696.6 million from $493.4 million in 2003. All of this increase was due to our consolidation of HIH following the HIH Consolidation Transaction effective May 1, 2003 and our ownership of Advanced Materials following the AdMat Transaction on June 30, 2003, in each case for the entire period in 2004. Excluding the effect of the HIH and AdMat transactions, operating expenses are down approximately 5%.
- Restructuring, impairment and plant closing costs for the year ended December 31, 2004 increased by $261.4 million to $299.3 million from $37.9 million in 2003. This increase was in part due to our consolidation of HIH for the entire period in 2004 following the HIH Consolidation Transaction effective May 1, 2003. For further discussion of restructuring activities, see "—Restructuring and Plant Closing Costs" below.
- Net interest expense for the year ended December 31, 2004 increased by $203.5 million to $612.6 million from $409.1 million for 2003. Approximately 83% of this increase was due to our consolidation of HIH following the HIH Consolidation Transaction effective May 1, 2003 and our ownership of Advanced Materials following the AdMat Transaction on June 30, 2003, in each case for the entire period in 2004. In addition, the increase was due to additional debt and higher interest rates on our borrowings in 2004 as compared to 2003 and the compounding of interest on the HMP Senior Discount Notes and the HIH Senior Discount Notes, the accrued interest of which is added to the principal balance and is not paid in cash.
- Loss on HI's accounts receivable securitization program decreased $4.8 million, or 24%, to a loss of $15.6 million for the year ended December 31, 2004 as compared to a loss of $20.4 million for 2003. Losses on the accounts receivable securitization program include the discount on receivables sold into the program, fees and expenses associated with the program and gains (losses) on foreign currency hedge contracts mandated by the terms of the program to hedge currency exposures on the collateral supporting the off-balance sheet debt issued.
- Income tax benefit increased by $59.9 million to a benefit of $29.1 million for the year ended December 31, 2004 as compared to income tax expense of $30.8 million for the year ended December 31, 2003. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Increased tax benefit was largely due to changes in pre-tax income in certain tax jurisdictions. During 2004, additional pre-tax losses were recorded in jurisdictions where tax benefits were provided and additional pre-tax income was recorded in jurisdictions where tax expense was not provided, net of valuation allowances. In addition, during the year ended December 31, 2004 we recognized non-recurring benefits in Spain, France and Holland of approximately $28.3 million associated with enacted changes in tax rates, the settlement of tax authority examinations and the reversal of previously established valuation allowances.
- On July 6, 2005 we sold our TDI business to BASF. The loss from discontinued operations represents the operating results from our TDI business. The TDI business was acquired in connection with the HIH acquisition in 2003.

The following table sets forth certain financial information for each of our operating segments:

	Year Ended December 31,		
(In millions)	2004	2003	Percent Change
Revenues			
Polyurethanes	**$ 2,818.0**	$1,500.1	88%
Advanced Materials	**1,162.4**	517.8	124%
Performance Products	**1,927.8**	1,507.7	28%
Pigments	**1,048.1**	678.9	54%
Polymers	**1,451.8**	1,155.5	26%
Base Chemicals	**3,859.0**	2,152.7	79%
Eliminations	**(840.7)**	(494.1)	(70)%
Total	**$11,426.4**	$7,018.6	63%
Segment EBITDA			
Polyurethanes	**$ 364.0**	$ 176.0	107%
Advanced Materials	**186.1**	38.6	382%
Performance Products	**91.0**	125.6	(28)%
Pigments	**(30.0)**	64.7	NM
Polymers	**77.6**	80.8	(4)%
Base Chemicals	**276.2**	40.7	NM
Corporate and other	**(72.3)**	(52.9)	(37)%
Total	**$ 892.6**	$ 473.5	89%

NM—Not Meaningful

Polyurethanes

For the year ended December 31, 2004, Polyurethanes revenues increased by $1,317.9 billion, or 88%, from 2003. Approximately 56% of this increase was due to our consolidation of HIH for the entire period in 2004 following the HIH Consolidation Transaction effective May 1, 2003. The remaining approximately 44% increase in Polyurethanes revenues was primarily due to higher average selling prices and higher sales volumes for MDI. MDI revenues increased by approximately 32%, resulting from approximately 10% higher sales volumes and approximately 22% higher average selling prices. The increase in MDI average selling prices resulted principally from improved market demand coupled with tighter supply, stronger major European currencies versus the U.S. dollar and in response to higher raw material and energy costs. Higher MDI volumes reflect further extensions of markets for MDI and recent improvements in global economic conditions.

For the year ended December 31, 2004, Polyurethanes segment EBITDA increased by $188.0 million, or 107%, to $364.0 million from $176.0 million for 2003, approximately 31% of which was due to our consolidation of HIH for the entire period in 2004 following the HIH Consolidation Transaction effective May 1, 2003. The remaining approximately 69% of the increase, exclusive of restructuring costs resulted mainly from higher contribution margins as average selling prices increased more than raw materials and energy costs. For the year ended December 31, 2004 and 2003, restructuring charges of $36.9 million and $11.0 million, respectively, were included in segment EBITDA.

Advanced Materials

Advanced Materials revenues for the year ended December 31, 2004 increased by $644.6 million, or 124%, from 2003. Approximately 83% of the increase was attributable to our ownership of Advanced Materials for the entire period in 2004 following the AdMat Transaction on June 30, 2003. The remaining approximately 17% increase in revenues for 2004 as compared to 2003 was due to an increase in average selling prices and sales volumes. Average selling prices were higher due to improved demand in certain markets in response to higher raw material costs and, in part, to the strength of the major European currencies versus the U.S. dollar.

For the year ended December 31, 2004, Advanced Materials segment EBITDA increased by $147.5 million to $186.1 million from $38.6 million for the same period of 2003. Approximately 7% of the increase was attributable to our ownership of Advanced Materials for the entire period in 2004 following the AdMat Transaction on June 30, 2003. The remaining approximately 93% increase in segment EBITDA was primarily due to higher contribution margins as average selling prices increased more than raw material costs and a $26.3 million increase in foreign currency transaction gains.

Performance Products

For the year ended December 31, 2004, Performance Products revenues increased by $420.1 million, or 28%, from 2003. Approximately 43% of this increase was due to our consolidation of HIH for the entire period in 2004 following the HIH Consolidation Transaction effective May 1, 2003. The remaining increase in revenues resulted primarily from higher average selling prices for all products, offset somewhat by lower sales volumes in certain product lines. Overall, average selling prices increased by approximately 15% in response to higher raw material and energy costs, improved market conditions and the strength of the Australian dollar versus the U.S. dollar. Sales volumes declined by 2% as higher volumes of amines and maleic anhydride were more than offset by lower sales of surfactants and LAB. The reduction in surfactants sales volumes was due principally to increased competition in the marketplace.

For the year ended December 31, 2004, Performance Products segment EBITDA decreased by $34.6 million, or 28%, to $91.0 million from $125.6 million for 2003. The decrease in EBITDA resulted primarily from restructuring charges. During the years ended December 31, 2004 and 2003, the Performance Products segment recorded restructuring charges of $97.5 million and $22.1 million, respectively. For a further discussion of restructuring activities, see "—Restructuring and Plant Closing Costs" below. Excluding these restructuring charges, segment EBITDA increased by $40.8 million resulting primarily from higher contribution margins as average selling prices increased more than raw material and energy costs.

Pigments

For the year ended December 31, 2004, Pigments revenues increased by $369.2 million, or 54%, from 2003. Approximately 90% of this increase was due to our consolidation of HIH for the entire period in 2004 following the HIH Consolidation Transaction effective May 1, 2003. The remaining approximately 10% of the increase in revenues was due to higher average sales prices. The growth in sales volumes was primarily due to increased demand in Asia. Average selling prices benefited from the strength of major European currencies versus the U.S. dollar.

Pigments segment EBITDA for the year ended December 31, 2004 decreased by $94.7 million to a loss of $30.0 million from income of $64.7 million for 2003, due primarily to increased restructuring expenses. During the year ended December 31, 2004 and 2003, our Pigments segment recorded restructuring and asset impairment charges of $123.3 million and $6.5 million, respectively.

Polymers

For the year ended December 31, 2004, Polymers revenues increased by $296.3 million, or 26%, to $1,451.8 million from $1,155.5 million 2003 due mainly to approximately 22% higher average selling prices and approximately 3% higher sales volumes. Higher average selling prices were primarily in response to higher raw material and energy costs while sales volumes increased principally as a result of stronger customer demand.

For the year ended December 31, 2004, Polymers segment EBITDA decreased by $3.2 million to $77.6 million from $80.8 million for 2003. The decrease in segment EBITDA was primarily due to a $13.6 million restructuring charge related to the closure of an Australian manufacturing unit. Higher contribution margins resulted as average selling prices increased more than raw material costs and the strengthening of the Australian dollar versus the U.S. dollar.

Base Chemicals

For the year ended December 31, 2004, Base Chemicals revenues increased $1,706.3 million, or 79%, from 2003. Approximately 29% of this increase was due to our consolidation of HIH for the entire period in 2004 following the HIH Consolidation Transaction effective May 1, 2003. The remaining increase in revenue is due to approximately 60% higher average selling prices and approximately 1% higher sales volumes. Higher average selling prices were primarily in response to higher raw material and energy costs. Sales volumes increases were principally the result of increased demand.

For the year ended December 31, 2004, Base Chemicals segment EBITDA increased by $235.5 million to $276.2 million from $40.7 million for 2003. Only 13% of this increase was due to our consolidation of HIH for the entire period in 2004 following the HIH Consolidation Transaction effective May 1, 2003. Excluding the impact of the HIH Consolidation Transaction, segment EBITDA increased primarily as a result of higher contribution margins as average selling prices increased more than raw material and energy costs.

Corporate and Other

Corporate and other items includes unallocated corporate overhead, unallocated foreign exchange gains and losses, loss on the sale of accounts receivable, other non-operating income and expense and minority interest in subsidiaries' loss. For the year ended December 31, 2004, EBITDA from corporate and other items decreased by $19.4 million to a loss of $72.3 million from loss of $52.9 million for 2003, primarily due to higher expenses associated with the early extinguishment of debt.

Year Ended December 31, 2003 (Historical) Compared to Year Ended December 31, 2002 (Historical)

For the year ended December 31, 2003, we had a net loss of $319.8 million on revenues of $7,018.6 million, compared to net loss of $22.2 million on revenues of $2,661.0 million for 2002. The decrease of $297.6 million in net income was the result of the following items:

- Revenues for the year ended December 31, 2003 increased by $4,357.6 million to $7,018.6 million from $2,661.0 million during 2002. Approximately 87% of this increase was due to our consolidation of HIH following the HIH Consolidation Transaction effective May 1, 2003 and our ownership of Advanced Materials following the AdMat Transaction on June 30, 2003, in each case for the remainder of 2003. The remaining approximately 13% of the increase was due to higher average selling prices in all of our segments and higher sales volumes in our Performance Products and Polymers segments. For details of our changes in selling prices and sales volumes from the prior year, please see our discussion by operating segment below. Pro forma revenues for the year ended December 31, 2003 were $9,252.4 million.
- Gross profit for the year ended December 31, 2003 increased by $470.4 million to $710.4 million from $240.0 million in 2002. This increase was due to our consolidation of HIH following the HIH Consolidation Transaction effective May 1, 2003 and our ownership of Advanced Materials following the AdMat Transaction on June 30, 2003, in each case for the remainder of 2003. Excluding the impact of the HIH Consolidation Transaction and the AdMat Transaction, gross profit declined by approximately 11%. This decrease was primarily attributable to lower contribution margins as average selling prices decreased more than raw material and energy costs. Pro forma gross profit for the year ended December 31, 2003 was $999.9 million.
- Operating expenses for the year ended December 31, 2003 increased by $318.7 million to $493.4 million from $174.7 million in 2002. This increase was due to our consolidation of HIH following the HIH Consolidation Transaction effective May 1, 2003 and our ownership of Advanced Materials following the AdMat Transaction on June 30, 2003, in each case for the remainder of 2003. Excluding the impact of the HIH Consolidation Transaction and the AdMat Transaction, operating expenses declined by approximately 10%. This decline was primarily due to reorganization costs of $18.6 million incurred in 2002. Pro forma operating expenses for the year ended December 31, 2003 were $732.2 million.
- During the year ended December 31, 2003, we recorded restructuring, plant closing and asset impairment charges of $37.9 million compared to a $1.0 million credit for the year ended December 31, 2002. For further discussion of restructuring activities, see "—Restructuring and Plant Closing Costs" below. Pro forma restructuring, impairment and plant closing costs for the year ended December 31, 2003 were $55.0 million.
- Net interest expense for the year ended December 31, 2003 increased by $227.2 million to $409.1 million from $181.9 million for 2002. This increase was entirely due to our consolidation of HIH following the HIH Consolidation Transaction effective May 1, 2003 and our ownership of Advanced Materials following the AdMat Transaction on June 30, 2003, in each case for the remainder of 2003. Excluding the impact of the HIH Consolidation Transaction and the AdMat Transaction, net interest expense decreased to $150.3 million. The decrease was primarily due to a net reduction of debt as a consequence of our restructuring, which was completed on September 30, 2002. Pro forma net interest expense for the year ended December 31, 2003 was $577.8 million.

- Loss on HI's accounts receivable securitization program increased to a loss of $20.4 million for the year ended December 31, 2003 as compared to a loss of $0.0 million for 2002. This increase was entirely due to our consolidation of HIH for the remainder of 2003 following the HIH Consolidation Transaction effective May 1, 2003. Losses on the accounts receivable securitization program include the discount on receivables sold into the program, fees and expenses associated with the program and gains (losses) on foreign currency hedge contracts mandated by the terms of the program to hedge currency exposures on the collateral supporting the off-balance sheet debt issued. Pro forma loss on sale of accounts receivable for the year ended December 31, 2003 was $32.4 million.
- Income tax expense increased $22.3 million to an expense of $30.8 million for the year ended December 31, 2003 as compared to an expense of $8.5 million for 2002. This increase was primarily due to our consolidation of HIH following the HIH Consolidation Transaction effective May 1, 2003 and our ownership of Advanced Materials following the AdMat Transaction on June 30, 2003, in each case for the remainder of 2003. Excluding the impact of the HIH Consolidation Transaction and the AdMat Transaction, income tax expense increased by 88%. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Pro forma income tax expense for the year ended December 31, 2003 was $32.1 million.
- Minority interest in subsidiary losses decreased by $30.3 million to income of $1.5 million for the year ended December 31, 2003 as compared to a loss of $28.8 million for 2002. This decrease was due to our consolidation of HIH for the remainder of 2003 following the HIH Consolidation Transaction effective May 1, 2003. We had no minority interests in subsidiaries prior to the HIH Consolidation Transaction. Pro forma minority interest in subsidiaries' income for the year ended December 31, 2003 was $6.8 million.
- Cumulative effect of accounting changes resulted in an increase to net income of $169.7 million for the year ended December 31, 2002. This increase was due to the effects of the initial adoption of SFAS No. 141 *"Business Combinations."* The adoption of SFAS No. 141 resulted in the increase in the carrying value of our investment in HIH to reflect our proportionate share of the underlying assets. Effective June 30, 1999, Huntsman Specialty, our consolidated subsidiary, transferred its PO business to HIH. The transfer of our PO business was recorded at the net book value of the assets and liabilities transferred. The carrying value of our investment in HIH was less than our proportionate share of the underlying net assets of HIH at December 31, 2001 by approximately $176.1 million. Prior to the adoption of SFAS No. 141, this difference was being accreted to income over a 20-year period.

The following table sets forth certain financial information for each of our operating segments:

	Historical Year Ended December 31,		
(In millions)	2003	2002	Percent Change
Revenues			
Polyurethanes	$1,500.1	$ —	NM
Advanced Materials	517.8	—	NM
Performance Products	1,507.7	1,028.2	47%
Pigments	678.9	—	NM
Polymers	1,155.5	840.2	38%
Base Chemicals	2,152.7	996.2	116%
Eliminations	(494.1)	(203.6)	(143)%
Total	$7,018.6	$2,661.0	164%
Segment EBITDA[1]			
Polyurethanes	$ 176.0	$ —	NM
Advanced Materials	38.6	—	NM
Performance Products	125.6	164.4	(24)%
Pigments	64.7	—	NM
Polymers	80.8	74.7	8%
Base Chemicals	40.7	44.7	(9)%
Corporate and other	(52.9)	(132.6)	60%
Total	$ 473.5	$ 151.2	213%

(1) Segment EBITDA is defined as net income (loss) from continuing operations before interest, income taxes and depreciation and amortization. Segment EBITDA for the year ended December 31, 2002 excludes the impacts of a cumulative effect of accounting change credit of $169.7 million.

Polyurethanes

For the year ended December 31, 2003, Polyurethanes revenues increased by $1,500.1 million to $1,500.1 million from $0.0 million for 2002. The increase was the result of our consolidation of HIH for the remainder of 2003 following the HIH Consolidation Transaction effective May 1, 2003. Pro forma Polyurethanes revenues for the year ended December 31, 2003 were $2,297.5 million.

For the year ended December 31, 2003, Polyurethanes segment EBITDA increased by $176.0 million to $176.0 million from $0.0 million for 2002. The increase was the result of our consolidation of HIH for the remainder of 2003 following the HIH Consolidation Transaction effective May 1, 2003. Pro forma Polyurethanes segment EBITDA for the year ended December 31, 2003 was $233.4 million.

Advanced Materials

Advanced Materials revenues for the year ended December 31, 2003 increased by $517.8 million to $517.8 million from $0.0 million for 2002. The increase was the result of our ownership of Advanced Materials for the remainder of 2003 following the AdMat Transaction on June 30, 2003. Pro forma Advanced Materials revenues for the year ended December 31, 2003 were $1,049.6 million.

For the year ended December 31, 2003, Advanced Materials segment EBITDA increased by $38.6 million to $38.6 million from $0.0 million for 2002. The increase was the result of our ownership of Advanced Materials for the remainder of 2003 following the AdMat Transaction on June 30, 2003. Pro forma Advanced Materials segment EBITDA for the year ended December 31, 2003 was $48.2 million.

Performance Products

For the year ended December 31, 2003, Performance Products revenues increased by $479.5 million, or 47%, to $1,507.7 million from $1,028.2 million in 2002. Approximately 82% of the increase was the result of our consolidation of HIH for the remainder of 2003 following the HIH Consolidation Transaction effective May 1, 2003. Excluding the impact of the HIH Consolidation Transaction, higher revenues resulted mainly from increases in average selling prices of 1% and sales volumes of 5%. Pro forma Performance Products revenues for the year ended December 31, 2003 were $1,689.6 million.

For the year ended December 31, 2003, Performance Products segment EBITDA fell by $38.8 million to $125.6 million from $164.4 million in 2002, approximately 47% of which was due to our consolidation of HIH for the remainder of 2003 following the HIH Consolidation Transaction effective May 1, 2003. Excluding the impact of the HIH Consolidation Transaction, lower EBITDA resulted mainly from lower contribution margins as average selling prices increased more slowly than raw material costs. Pro forma Performance Products segment EBITDA for the year ended December 31, 2003 was $128.3 million.

Pigments

For the year ended December 31, 2003, Pigments revenues increased by $678.9 million to $678.9 million from $0.0 million for 2002. The increase was the result of our consolidation of HIH for the remainder of 2003 following the HIH Consolidation Transaction effective May 1, 2003. Pro forma Pigments revenues for the year ended December 31, 2003 were $1,009.9 million.

For the year ended December 31, 2003, Pigments segment EBITDA increased by $64.7 million to $64.7 million from $0.0 million in 2002. The increase was the result of our consolidation of HIH for the remainder of 2003 following the HIH Consolidation Transaction effective May 1, 2003. Pro forma Pigments segment EBITDA for the year ended December 31, 2003 was $105.4 million.

Polymers

For the year ended December 31, 2003, Polymers revenues increased by $315.3 million, or 38%, to $1,155.5 million from $840.2 million in 2002. Overall sales volumes increased by 9% and average selling prices increased by 13%. Polyethylene revenues increased by 22%, as average selling prices increased 19% primarily in response to higher underlying raw material and energy costs, and sales volumes increased 2%. After giving effect to the shutdown of a manufacturing line in Odessa, Texas, polypropylene revenues increased by 11%, as average selling prices increased by 11% primarily in response to higher raw material and energy costs and increased industry operating rates. APAO revenues increased by 29%, as average selling prices increased 5% due to changes in product mix, and sales volumes increased 24% as the result of increased export sales and increased sales into the roofing market. EPS revenues increased by 10%, as average selling prices increased 16% primarily in response to higher underlying raw material and energy costs, while sales volumes decreased 5% due to import competition. Australian styrenics revenues increased by 25%, resulting from an increase in average selling prices of 18%, 17% of which was attributable to the strength of the Australian dollar versus the U.S. dollar, and an increase in sales volumes of 6%. Pro forma Polymers revenues for the year ended December 31, 2003 were $1,155.5 million.

For the year ended December 31, 2003, Polymers segment EBITDA increased by $6.1 million to $80.8 million from $74.7 million in 2002. The increase in EBITDA is due to higher contribution margins as average selling prices increased more than raw material costs. Pro forma Polymers segment EBITDA for the year ended December 31, 2003 was $80.8 million.

Base Chemicals

For the year ended December 31, 2003, Base Chemicals revenues increased by $1,156.5 million, or 116%, to $2,152.7 million from $996.2 million in 2002. Approximately 79% of the increase was the result of our consolidation of HIH for the remainder of 2003 following the HIH Consolidation Transaction effective May 1, 2003. Excluding the impact of the HIH Consolidation Transaction, higher revenues resulted mainly from increases in average selling prices of 28%, partially offset by a decrease in overall sales volumes of 3%. Average selling prices increased in response to higher raw material and energy costs. Pro forma Base Chemicals revenues for the year ended December 31, 2003 were $2,639.9 million.

For the year ended December 31, 2003, Base Chemicals segment EBITDA decreased by $4.0 million to $40.7 million from $44.7 million in 2002. Segment EBITDA increased as a result of our consolidation of HIH for the remainder of 2003 following the HIH Consolidation Transaction effective May 1, 2003. Excluding the impact of the HIH Consolidation Transaction, EBITDA decreased by $50.7 million, primarily due to lower contribution margins as average selling prices decreased more than raw material and energy costs, and $19.9 million in costs related to a planned maintenance shutdown. Pro forma Base Chemicals segment EBITDA for the year ended December 31, 2003 was $71.7 million.

Corporate and Other

Corporate and other includes corporate overhead, loss on the accounts receivable securitization program, minority interest in earnings of consolidated subsidiaries and unallocated foreign exchange gains and losses. For the year ended December 31, 2003, EBITDA from corporate and other items increased by $79.7 million to a loss of $52.9 million from a loss of $132.6 million in 2002. This increase was primarily due to increased unallocated foreign exchange gains resulting from the HIH Consolidation Transaction on May 1, 2003 and the AdMat Transaction on June 30, 2003. Pro forma EBITDA from corporate and other items for the year ended December 31, 2003 was a loss of $4.3 million.

LIQUIDITY AND CAPITAL RESOURCES

Year Ended December 31, 2004 (Historical) Compared to Year Ended December 31, 2003 (Historical)

Net cash provided by operating activities for the years ended December 31, 2004 and 2003 was $180.8 million and $225.4 million, respectively. The variance is largely attributable to the HIH Consolidation Transaction and the AdMat Transaction that occurred in 2003. The net loss in 2004 was $92.1 million lower than in 2003. In addition to the lower net loss, we also had net favorable variances in adjustments to reconcile net loss to net cash used in operating activities, including a $183.4 million increase in depreciation and amortization in 2004, a $128.3 million increase in non-cash restructuring charges in 2004, and a $75.3 million increase in non-cash interest expense, partially offset by an unfavorable variance in the change in net operating assets and liabilities of $377.6 million in 2004 compared to 2003. In addition, there were unfavorable variances in adjustments for deferred income taxes, unrealized gains on foreign currency transactions and equity in (gain) loss of investment in unconsolidated affiliates of $60.9 million, $53.4 million and $41.5 million, respectively.

Net cash used in investing activities for the year ended December 31, 2004 and 2003 was $230.0 million and $908.5 million, respectively. The variance is largely attributable to the HIH Consolidation Transaction and the AdMat Transaction that occurred in 2003. The investing activities for the year ended December 31, 2003 include the acquisition of minority interests in connection with the HIH Consolidation Transaction and the cash paid in connection with the AdMat Transaction. Capital expenditures in 2004 were $35.6 million higher than in 2003, largely attributable to the non-comparative nature of the 2003 results.

Net cash provided by financing activities for the year ended December 31, 2004 and 2003 was $83.5 million and $786.7 million, respectively. The variance is largely attributable to the HIH Consolidation Transaction and the AdMat Transaction that occurred in 2003. The financing activities for the year ended December 31, 2003 included (i) the issuance of the HMP Senior Discount Notes and the HMP Warrants resulting in net cash proceeds of $415 million used to purchase the minority interests in HIH and to complete the purchase of the HIH Senior Subordinated Discount Notes; (ii) the issuance of $455.4 million in aggregate principal amount of the HLLC Senior Secured Notes, the net proceeds of which were used to repay indebtedness under the HLLC Credit Facilities (as defined below) and certain other indebtedness; (iii) the issuance of $350 million in aggregate principal amount of the AdMat Senior Secured Notes (defined below), the proceeds of which were used to acquire AdMat in the AdMat Transaction; and (iv) the issuance of $205 million of additional term loans under the HI Credit Facilities (as defined below), the net proceeds of which were applied to pay down a portion of outstanding borrowings under the HI Revolving Facility (as defined below) and other term debt under the HI senior credit facilities. The financing activities for the year ended December 31, 2004, include (i) the refinancing of the HI Credit Facilities; (ii) the refinancing of the HLLC Credit Facilities; (iii) the issuance of $175 million 7.50% and €135 million 7.375% senior subordinated notes due 2015 of HI ("HI Senior Subordinated Notes due 2015"), the net proceeds of which were used to redeem in part the HI Senior Subordinated Notes (defined below); (iv) the issuance of the HLLC Senior Notes in the aggregate principal amount of $400 million, the net proceeds of which were used to repay amounts outstanding under the HLLC Credit Facilities and the HCCA Facilities (defined below); (v) the refinancing of the Australian senior credit facilities; (vi) the borrowing of $36.8 million under the HLLC Credit Facilities to repay, in full, the 11.75% Senior Notes due 2004 of Huntsman Polymers (the "Huntsman Polymers Notes"); and (vii) the repayment of $59 million in the HI Senior Credit Facilities on December 31, 2004 with excess cash flow.

Year Ended December 31, 2003 (Historical) Compared to Year Ended December 31, 2002 (Historical)

Net cash provided by operating activities for the years ended December 31, 2003 and December 31, 2002 was $225.4 million and $88.7 million, respectively. The variance is largely attributable to the HIH Consolidation Transaction and the AdMat Transaction that occurred in the 2003 period. The net loss in the 2003 period was $297.6 million higher than in the 2002 period. Offsetting this increased loss were net favorable variances in adjustments to reconcile net loss to net cash provided by operating activities, including higher depreciation and amortization by $200.7 million in the 2003 period and higher non-cash interest expense by $96.2 million in the 2003 period. In addition, there was a favorable variance in the change in net operating assets and liabilities of $30.5 million in the 2003 period versus the 2002 period, a favorable variance in the adjustment to reconcile net loss to net cash provided by operating activities in the 2003 period of $169.7 million for cumulative effect of accounting change, and an unfavorable variance in the adjustment of the 2003 period for unrealized gains and losses on foreign currency transactions of $58.3 million.

Net cash used in investing activities for the years ended December 31, 2003 and December 31, 2002 was $908.5 million and $24.5 million, respectively. The increase was largely attributable to the acquisition of minority interests in connection with the HIH Consolidation Transaction as well as the cash paid in connection with the AdMat Transaction. In addition, capital expenditures were higher in 2003 primarily due to the incremental capital expenditures related to the HIH and AdMat businesses.

Net cash provided by financing activities for the year ended December 31, 2003 was $786.7 million. For the year ended December 31, 2002, net cash used by financing activities was $93.0 million. The variance is largely attributable to the impact of the HIH Consolidation Transaction and the AdMat Transaction. The financing activities for the year ended December 31, 2003 include (i) the issuance of the HMP Senior Discount Notes and the HMP Warrants resulting in net cash proceeds of $415 million, which were used to purchase the minority interests in HIH and complete the purchase of the HIH Senior Subordinated Discount Notes, (ii) the issuance of $455.4 million in aggregate principal amount of the HLLC Senior Secured Notes, the net proceeds of which were used primarily to repay indebtedness under the HLLC credit facilities, (iii) the issuance of $350 million in aggregate principal amount of AdMat Senior Secured Notes (as defined below), the proceeds of which were used to acquire Advanced Materials and (iv) the issuance by HI of $205 million of additional term loans, the net proceeds of which were used to repay existing indebtedness.

Changes in Financial Condition

The following information summarizes our working capital position as of December 31, 2004 and December 31, 2003 (dollars in millions):

	December 31,			
	2004	2003	Increase (Decrease)	Percent Change
Current assets:				
Cash, cash equivalents and restricted cash	$ 252.1	$ 208.3	$ 43.8	21%
Accounts and notes receivables	1,540.4	1,102.7	437.7	40%
Inventories	1,253.9	1,039.3	214.6	21%
Prepaid expenses	45.0	39.6	5.4	14%
Deferred income taxes	11.9	14.7	(2.8)	(19)%
Other current assets	95.8	108.3	(12.5)	(12)%
Total current assets	3,199.1	2,512.9	686.2	27%
Current liabilities:				
Accounts payable	1,022.6	832.1	190.5	23%
Accrued liabilities	782.1	702.0	80.1	11%
Deferred income taxes	10.8	15.1	(4.3)	(28)%
Notes payable and current portion of long-term debt	37.5	137.1	(99.6)	(73)%
Total current liabilities	1,853.0	1,686.3	166.7	10%
Working capital	$1,346.1	$ 826.6	$519.5	63%

From December 31, 2003 to December 31, 2004, our working capital increased by $519.5 million as a result of the net impact of the following significant changes:

- The increase in cash balances of $43.8 million results from the matters identified in the Consolidated Statement of Cash Flows contained in the Consolidated Financial Statements included elsewhere in this report.
- The increase in accounts and notes receivable of $437.7 million is primarily due to higher average selling prices and higher sales volumes. In addition, accounts receivable increased due to lower proceeds from the sale of receivables under the HI A/R Securitization Program (as defined below) as of December 31, 2004 compared with December 31, 2003.
- The increase in inventories of $214.6 million is mainly due to increases in raw material and energy costs.
- Accounts payable increased by $190.5 million primarily as a result of increased raw material and energy costs.
- Accrued liabilities increased by $80.1 million primarily due to increased reserves for restructuring and plant closing costs.
- The decrease in current portion of long-term debt of $99.6 million is primarily attributable to the repayment of the Huntsman Polymers Notes of $36.8 million on January 28, 2004, and the refinancing of the HCCA Facility and the HCA Facilities, resulting in substantially all such balances being either repaid or classified as noncurrent at December 31, 2004. The entire balances of those facilities were classified as current as of December 31, 2003.

Debt and Liquidity

Secured Credit Facilities

HLLC Credit Facilities Prior to the October 14, 2004 refinancing of Huntsman LLC's credit facilities discussed below, Huntsman LLC's credit facilities consisted of a revolving facility of up to $275 million maturing on June 30, 2006 and a term loan A of $606.3 million and a term loan B of $96.1 million maturing in March 2007.

On October 14, 2004, Huntsman LLC completed a $1,065 million refinancing of its credit facilities. Huntsman LLC's credit facilities (as refinanced, the "HLLC Credit Facilities") consist of a $350 million revolving facility due 2009 (the "HLLC Revolving Facility"), with an outstanding balance on December 31, 2004 of $125.0 million, and a $715 million term loan B facility due 2010 (the "HLLC Term Facility"), all of which was outstanding at December 31, 2004. The HLLC Revolving Facility is secured by a first priority lien on substantially all of Huntsman LLC's current and intangible assets and the current and intangible assets of its restricted domestic subsidiaries and by a second priority lien on substantially all of its property, plant and equipment and the property, plant and equipment of its restricted domestic subsidiaries and by its equity interest in HIH. The HLLC Term Facility is secured by a first priority lien on substantially all of Huntsman LLC's property, plant and equipment and the property, plant and equipment of its restricted domestic subsidiaries and by its equity interest in HIH and by a second priority lien on substantially all of its current and intangible assets and the current and intangible assets of its restricted domestic subsidiaries. The proceeds of the refinancing were used to repay in full Huntsman LLC's outstanding borrowings under its prior credit facilities.

Borrowings under the new HLLC Revolving Facility are limited by a borrowing base consisting of eligible accounts receivable and inventory. The new HLLC Term Facility has scheduled annual amortization payments of approximately $7 million, with the remaining balance due at maturity. As of December 31, 2004, the HLLC Revolving Facility and HLLC Term Facility bore interest at LIBOR plus 2.25% per year and LIBOR plus 3.50% per year, respectively. In accordance with the HLLC Term Facility agreement, as a result of our initial public offering and the amount of permanent reduction of indebtedness from the use of initial public offering proceeds at Huntsman LLC's restricted group, the HLLC Term Facility interest rate margin reduced to LIBOR plus 3.0% as of March 1, 2005. The agreements governing the HLLC Credit Facilities contain customary financial covenants, covenants relating to the incurrence of debt and the purchase and sale of assets, limitations on investments and affiliate transactions, change in control provisions, events of default and acceleration provisions. The HLLC Credit Facilities contain covenants that, as of December 31, 2004, require Huntsman LLC's restricted group to maintain a leverage ratio of consolidated net debt to EBITDA (as defined in the HLLC Credit Facilities) equal to or less than 8.00 to 1.00 and an interest coverage ratio of consolidated EBITDA to cash interest expense (as defined in the HLLC Credit Facilities) equal to or greater than 1.30 to 1.00. As of December 31, 2004, Huntsman LLC's leverage ratio of consolidated net debt to EBITDA was 6.73 to 1.00, and its interest coverage ratio of consolidated EBITDA to cash interest expense was 1.80 to 1.00. In addition, the HLLC Credit Facilities contain a limit on calendar year consolidated capital expenditures (as defined in the HLLC Credit Facilities) of $155 million ($135 million annual allowance plus $20 million in prior year carryover) for 2004. For the year ended December 31, 2004, Huntsman LLC's restricted group's consolidated capital expenditures for covenant purposes totaled $63.4 million.

HI Credit Facilities On July 13, 2004, HI completed an amendment and restatement of its senior secured credit facilities (the "HI Credit Facilities"). Pursuant to the amendment and restatement, the revolving loan facility (the "HI Revolving Facility") was reduced from $400 million to $375 million and the maturity was extended from June 2006 to September 2008. The HI Revolving Facility includes a $50 million multicurrency revolving loan facility available in euros, GBP Sterling and U.S. dollars. As of December 31, 2004, there were no outstanding loans under the HI Revolving Facility and there were $7.4 million in letters of credit outstanding. In addition, pursuant to the amendment and restatement, term loans B and C, totaling $1,240.2 million, were repaid and replaced with the new term facility (the "HI Term Facility") consisting of a $1,305 million term portion and a €50 million (approximately $61.6 million as of July 13, 2004) term portion. The additional proceeds from the HI Term Facility of approximately $126.6 million were applied to repay the $82.4 million of outstanding borrowings as of July 13, 2004 on the HI Revolving Facility and for general corporate purposes and to provide a portion of the funds for the construction of a polyethylene production facility at our Wilton, U.K. facility. The HI Credit Facilities are secured by a first priority lien on substantially all the assets of HIH, HI's domestic subsidiaries, and certain of HI's foreign subsidiaries.

In compliance with applicable provisions of the HI Credit Facilities, on December 31, 2004, HI prepaid $59 million on the HI Term Facility as a result of excess cash flow. This prepayment was applied in accordance with the provisions of the HI Credit Facilities in such a manner that there will be no scheduled maturities under the HI Credit Facilities due until June 2006 and such that all remaining scheduled maturities under the HI Term Facility will be reduced on a pro rata basis. As of December 31, 2004, subsequent to this prepayment, the HI Term Facility had a balance of $1,314.1 million, consisting of a $1,248.9 million term portion and a €47.8 million ($65.2 million) term portion.

Pursuant to the July 13, 2004 amendment and restatement of the HI Credit Facilities, interest rates on the HI Revolving Facility and the HI Term Facility decreased from a weighted LIBOR spread of 3.50% and 4.125% to 3.25% and 3.25%, respectively. In addition, scheduled amortization of the HI Term Facility, subsequent to the excess cash payment discussed above, is approximately $13.3 million per year, commencing June 30, 2006, with the remaining unpaid balance due at maturity on December 31, 2010. Maturity will be accelerated to December 31, 2008 if HI has not refinanced all of its outstanding HI Senior Notes (as defined below) and HI Senior Subordinated Notes due 2009 (as defined below) on or before December 31, 2008 on terms satisfactory to the administrative agent under the HI Credit Facilities. On December 21, 2004, HI further amended the HI Credit Facilities to, among other things, reduce the applicable base (prime) rate margin for the term loan B dollar loans from a range of 1.75% to 2.00% to a range of 1.00% to 1.25% and to reduce the applicable Eurocurrency (LIBOR) rate margin for the term loan B dollar loans from a range of 3.00% to 3.25% to a range of 2.25% to 2.50%.

The HI Credit Facilities contain customary financial covenants, covenants relating to the incurrence of debt and the purchase and sale of assets, limitations on investments and affiliate transactions, change in control provisions, events of default and acceleration provisions. The amendment and restatement of the HI Credit Facilities amended certain financial covenants. These amendments, among other things, included changes to the maximum leverage ratio, the minimum interest coverage ratio, and provided for an increase in the permitted amount of annual consolidated capital expenditures from $250 million to $300 million, with a provision for carryover to subsequent years. In addition, the mandatory prepayment level in connection with our accounts receivable securitization program was increased from $310 million to $325 million. For more information, see "—Liquidity and

Capital Resources—Off-Balance Sheet Arrangements" below. The HI Credit Facilities contain covenants that, as of December 31, 2004, require HI to maintain a leverage ratio of consolidated net debt to consolidated EBITDA (as defined in the HI Credit Facilities) equal to or less than 6.75 to 1.00 and an interest coverage ratio of consolidated EBITDA to consolidated cash interest expense (as defined in the HI Credit Facilities) equal to or greater than 1.80 to 1.00. As of December 31, 2004, HI's leverage ratio of consolidated net debt to consolidated EBITDA was 4.29 to 1.00, and its interest coverage ratio of consolidated EBITDA to consolidated cash interest expense was 2.88 to 1.00. In addition, the HI Credit Facilities contain a limit on calendar year consolidated capital expenditures (as defined in the HI Credit Facilities) of $400 million ($300 million annual allowance plus $100 million in prior year carryover) for 2004. For the year ended December 31, 2004, HI's consolidated capital expenditures for covenant purposes totaled $147.1 million.

AdMat Revolving Credit Facility On June 30, 2003, AdMat entered into a $60 million revolving credit facility (the "AdMat Revolving Credit Facility") with a maturity of June 30, 2007. As of December 31, 2004, AdMat had no outstanding revolving borrowings under the AdMat Revolving Credit Facility and approximately $10.1 million of outstanding letters of credit issued under such facility. The AdMat Revolving Credit Facility is secured by a first priority lien on substantially all the assets of AdMat's domestic subsidiaries and certain of its foreign subsidiaries (the "AdMat Guarantors").

The AdMat Revolving Credit Facility contains customary financial covenants, covenants relating to the incurrence of debt and the purchase and sale of assets, limitations on investments and affiliate transactions, change of control provisions, events of default and acceleration provisions. The AdMat Revolving Credit Facility contains covenants that, as of December 31, 2004, require AdMat to maintain a leverage ratio of consolidated net debt to consolidated EBITDA (as defined in the AdMat Revolving Credit Facility) equal to or less than 4.00 to 1.00 and a fixed charge coverage ratio of consolidated EBITDA less consolidated capital expenditures to consolidated fixed charges (as defined in the AdMat Revolving Credit Facility) equal to or greater than 1.15 to 1.00. As of December 31, 2004, AdMat's leverage ratio of consolidated net debt to consolidated EBITDA was 1.40 to 1.00, and its fixed charge coverage ratio of consolidated EBITDA less consolidated capital expenditures to consolidated fixed charges was 3.40 to 1.00. In addition, the AdMat Revolving Credit Facility contains a limit on calendar year consolidated capital expenditures (as defined in the AdMat Revolving Credit Facility) of $31.3 million ($25 million annual allowance plus $6.3 million in prior year carryover) for 2004. For the year ended December 31, 2004, AdMat's consolidated capital expenditures totaled $17.4 million.

Notes

Huntsman LLC Notes On September 30, 2003, Huntsman LLC sold $380 million aggregate principal amount of its 11.625% senior secured notes due 2010 ("HLLC Senior Secured Notes") at an issue price of 98.8%. On December 3, 2003, Huntsman LLC sold an additional $75.4 million aggregate principal amount of HLLC Senior Secured Notes at an issue price of 99.5%. Interest on the HLLC Senior Secured Notes is payable semi-annually in April and October of each year. Net proceeds from the sale of these notes were used to repay amounts outstanding under Huntsman LLC's prior credit facilities and certain other indebtedness. The HLLC Senior Secured Notes rank pari passu with the HLLC Term Facility. The HLLC Senior Secured Notes are redeemable after October 15, 2007 at 105.813% of the principal amount thereof, declining ratably to par on and after October 15, 2009. At any time prior to October 15, 2006, Huntsman LLC may redeem up to 35% of the aggregate principal amount of the HLLC Senior Secured Notes at a redemption price of 111.625% of the principal amount thereof, plus accrued and unpaid interest to the redemption date with the net cash proceeds of a qualified equity offering. As a result of the initial public offering, we redeemed 35%, or approximately $159.4 million, of the aggregate principal amount of the HLLC Senior Secured Notes on February 28, 2005 and paid a call premium of approximately $18.5 million. Following this partial redemption of the HLLC Senior Secured Notes on February, 28, 2005, there remain approximately $296.0 million in aggregate principal amount outstanding.

On June 22, 2004, Huntsman LLC sold $300 million of senior unsecured fixed rate notes that bear interest at 11.5% and mature on July 15, 2012 (the "HLLC Unsecured Fixed Rate Notes") and $100 million of senior unsecured floating rate notes that bear interest at a rate equal to LIBOR plus 7.25% and mature on July 15, 2011 (the "HLLC Unsecured Floating Rate Notes," and together with the HLLC Unsecured Fixed Rate Notes, the "HLLC Senior Notes"). Interest on the HLLC Unsecured Fixed Rate Notes is payable semi-annually in January and July of each year, and interest on the Unsecured Floating Rate Notes is payable quarterly in January, April, July and October of each year. As of December 31, 2004, the interest rate on the HLLC Unsecured Floating Rate Notes was approximately 9.3%. The net proceeds from the offering were used to repay amounts outstanding under Huntsman LLC's prior credit facilities and the HCCA Facilities (as defined below). The HLLC Senior Notes are unsecured obligations of Huntsman LLC. The HLLC Unsecured Fixed Rate Notes are redeemable after July 15, 2008 at 105.75% of the principal amount thereof, declining ratably to par on and after July 15, 2010. The HLLC Unsecured Floating Rate Notes are redeemable after July 15, 2006 at 104.0% of the principal amount thereof, declining ratably to par on and after July 15, 2008. At any time prior to July 15, 2007, Huntsman LLC may redeem up to 40% of the aggregate principal amount of the HLLC Unsecured Fixed Rate Notes, at a redemption price of 111.5% of the principal amount thereof, plus accrued and unpaid interest to the redemption date with the net cash proceeds of a qualified equity offering. At any time prior to July 15, 2006, Huntsman LLC may also redeem up to 40% of the aggregate principal amount of the HLLC Unsecured Floating Rate Notes at a redemption price of 100% plus LIBOR plus 7.25% of the principal amount thereof plus accrued and unpaid interest to the redemption date with the net cash proceeds of a qualified public offering. We used proceeds from our initial public offering of common and preferred stock to repay, in part, the HLLC Unsecured Fixed Rate Notes, and we have issued notifications to redeem 34%, or approximately $102.0 million of combined aggregate principal amount of the HLLC Unsecured Fixed Rate Notes on March 14, and March 17, 2005, with combined call premiums of approximately $11.7 million. Following this partial redemption of the HLLC Unsecured Fixed Rate Notes to be completed by March 17, 2005, approximately $198.0 million in aggregate principal amount of the HLLC Unsecured Fixed Rate Notes will remain outstanding.

Under the terms of a registration rights agreement among Huntsman LLC, the guarantors of the HLLC Senior Notes and the initial purchasers of the HLLC Senior Notes, Huntsman LLC was required to file a registration statement relating to an exchange offer for the HLLC Senior Notes on or before November 19, 2004 (the "Filing Date"). Under the terms of the registration rights agreement, because Huntsman LLC did not file the registration statement by the Filing Date, it is required to pay additional interest on the HLLC Senior Notes at a rate of 0.25% per year for the first 90 day period following the Filing Date, and 0.50% per year for the second 90 day period following the Filing Date, which it began paying as of February 17, 2005. Huntsman LLC expects to file the registration statement during the second quarter of 2005.

On December 31, 2004, Huntsman LLC had outstanding $44.2 million of 9.5% fixed rate and $15.1 million of variable rate senior subordinated notes due 2007 (collectively the "HLLC Subordinated Notes"). The HLLC Subordinated Notes are unsecured subordinated obligations of Huntsman LLC. Interest is payable on the HLLC Subordinated Notes semi-annually on January 1 and July 1 of each year at an annual rate of 9.5% on the fixed rate notes and LIBOR plus 3.25% on the floating rate notes. As of December 31, 2004, the interest rate on the variable rate HLLC Subordinated Notes was approximately 5.2%. The HLLC Subordinated Notes are redeemable at Huntsman LLC's option after July 1, 2002 at a price declining from 104.75% to 100% of par value as of July 1, 2005.

On January 28, 2004, Huntsman LLC used $37.5 million of the net cash proceeds from the December 2003 additional issuance of HLLC Senior Secured Notes to redeem, in full, notes of Huntsman Polymers representing principal of $36.8 million plus accrued interest (the "Huntsman Polymers Notes"). The Huntsman Polymers Notes were unsecured senior obligations of Huntsman Polymers; they had an original maturity of December 2004, a fixed interest rate of 11.75%, and an outstanding balance of $36.8 million as of December 31, 2003.

HI Senior Notes and HI Senior Subordinated Notes In March 2002, HI sold $300 million aggregate principal amount of its 9.875% senior unsecured notes due 2009 (the "HI Senior Notes"). On April 11, 2003, HI sold an additional $150 million aggregate principal amount of the HI Senior Notes at an issue price of 105.25%. Net proceeds from the sale of these notes were used to repay amounts outstanding under the HI Credit Facilities. The HI Senior Notes are unsecured obligations. Interest on the HI Senior Notes is payable semi-annually in March and September of each year. The HI Senior Notes are redeemable after March 1, 2006 at 104.937% of the principal amount thereof, declining ratably to par on and after March 1, 2008.

On December 17, 2004, HI completed an offering of $175 million of its 7.375% senior subordinated notes due 2015 and €135 million of our 7.5% senior subordinated notes due 2015 (the "HI Senior Subordinated Notes due 2015"). HI used all of the net proceeds to redeem part of its outstanding 10.125% senior subordinated notes due 2009 (the "HI Senior Subordinated Notes due 2009" and, together with the HI Senior Subordinated Notes due 2015, the "HI Senior Subordinated Notes"). Prior to the partial redemptions of the HI Senior Subordinated Notes due 2009 discussed below, HI had outstanding $600 million and €450 million ($559.6 million, which includes $5.2 million of unamortized premium) of HI Senior Subordinated Notes due 2009 outstanding. The HI Senior Subordinated Notes due 2009 became redeemable on July 1, 2004 at 105.063% of the principal amount thereof, which declines ratably to par on and after July 1, 2007. In advance of the issuance of the HI Senior Subordinated Notes due 2015, HI gave notice that it would redeem $231 million and €77 million of HI Senior Subordinated Notes due 2009 on December 31, 2004 and $2.9 million and €1.0 million of HI Senior Subordinated Notes due 2009 on January 3, 2005. HI completed these redemptions as scheduled. In connection with these redemptions, HI paid approximately $17.0 million and $0.2 million in U.S. dollar equivalents in redemption premiums on December 31, 2004 and January 3, 2005, respectively.

As of December 31, 2004, following the December 31, 2004 partial redemption of the HI Senior Subordinated Notes due 2009, HI had outstanding $369 million and €373 million of HI Senior Subordinated Notes due 2009 and $175 million and €135 million of HI Senior Subordinated Notes due 2015, for a combined total of $544 million and €508 million of HI Senior Subordinated Notes plus $5.3 million of unamortized premium. Following the January 3, 2005 partial redemption, HI has outstanding $366.1 million and €372 million of HI Senior Subordinated Notes due 2009 and $175 million and €135 million of HI Senior Subordinated Notes due 2015, for a combined total of $541.1 million and €507 million of HI Senior Subordinated Notes plus $5.3 million of unamortized premium. The $175 million and €135 million HI Senior Subordinated Notes due 2015 are redeemable on or after January 1, 2010 at 103.688% and 103.750%, respectively, of the principal amount thereof, which declines ratably to par on and after January 1, 2013. In addition, at any time prior to January 1, 2008, HI may redeem up to 40% of the aggregate principal amount of the $175 million and €135 million HI Senior Subordinated Notes due 2015 at redemption prices of 107.375% and 107.500% plus accrued and unpaid interest, respectively, with the net cash proceeds of a qualified equity offering. The HI Senior Subordinated Notes are unsecured and interest is payable semi-annually in January and July of each year.

On December 10, 2004, HI entered into a cross-currency swap. The cross-currency swap requires HI to pay euros and receive U.S. dollars at the maturity date of January 1, 2010. The U.S. dollar notional amount is $175 million and bears interest at a fixed rate of 7.375%, payable semiannually on January 1 and July 1. The euro notional amount is approximately €132 million and bears interest at a blended fixed rate of approximately 6.63%, payable semiannually on January 1 and July 1.

AdMat Senior Secured Notes On June 30, 2003, AdMat issued $350 million aggregate principal amount of its senior secured notes (the "AdMat Senior Secured Notes"), consisting of 11% fixed rate notes with an aggregate principal amount of $250 million due 2010 (the "AdMat Fixed Rate Notes") and floating rate notes with an aggregate principal amount of $100 million due 2008, which bear interest at a rate equal to LIBOR plus 8.00% (but not lower than 10.00%) (the "AdMat Floating Rate Notes"). The AdMat Floating Rate Notes were issued with an original issue discount of 2%, or for $98 million. As of December 31, 2004, the interest rate on the AdMat Floating Rate Notes was 10.0%. Interest on the AdMat Senior Secured Notes is payable semi-annually in January and July of each year. The AdMat Senior Secured Notes are secured by a second lien on substantially all of the assets that secure the AdMat Revolving Credit Facility and are guaranteed on a senior basis by the AdMat Guarantors. The AdMat Fixed Rate Notes are redeemable on or after July 15, 2007 at 105.5% of the principal amount thereof, declining ratably to par on or after July 15, 2009. The AdMat Floating Rate Notes are redeemable on or after July 15, 2005 at 105.0% of the principal amount thereof, declining ratably to par on or after July 15, 2007. At any time prior to July 15, 2006, AdMat may redeem up to 35% of the aggregate principal amount of the AdMat Fixed Rate Notes at 111% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds of a qualified equity offering. At any time prior to July 15, 2005, AdMat may redeem up to 35% of the aggregate principal amount of the AdMat Floating Rate Notes at 111% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds of a qualified equity offering.

Under the terms of a registration rights agreement among AdMat, the AdMat Guarantors and the initial purchasers of the AdMat Senior Secured Notes, AdMat required to cause a registration statement relating to an exchange offer for the AdMat Senior Secured Notes to become effective on or before July 9, 2004 (the "Effectiveness Date") and to complete the exchange offer on or before August 23, 2004 (the "Completion Date"). Due to a delay in the completion of predecessor period audited financial statements for certain of AdMat's subsidiaries, the registration statement did not become effective by the Effectiveness Date and the exchange offer was not completed by the Completion Date. Accordingly, under the registration rights agreement, AdMat was required to pay additional interest on the Senior Secured Notes at a rate of 0.25% per year for the first 90-day period following the Effectiveness Date and 0.50% per year for the second 90-day period, and AdMat is currently paying additional interest at a rate of 0.75% per year. Once the registration statement becomes effective, AdMat will be required to continue paying additional interest until the exchange offer is completed. AdMat filed an amended registration statement on December 22, 2004 and expects to file a second amended registration statement late in the first quarter of 2005. AdMat expects that the exchange offer will be completed approximately 30 days after the registration statement becomes effective.

Discount Notes

HMP Senior Discount Notes On May 9, 2003, in connection with the HIH Consolidation Transaction, HMP issued HMP Senior Discount Notes with an accreted value of $423.5 million and the HMP Warrants providing for the purchase of approximately 12% of HMP's common stock. Cash proceeds from the offering were $415 million. We have recorded the HMP Senior Discount Notes at an original carrying value of $285.0 million, and we have recorded the HMP Warrants at an original carrying value of $130.0 million. As of December 31, 2004, the HMP Senior Discount Notes had a book value of $411.9 million and an accreted value of $537.3 million.

On February 28, 2005, we used proceeds from our initial public offering of common and preferred stock to redeem in full the HMP Senior Discount Notes at an accreted value of $550.0 million plus a redemption premium of $41.3 million.

HIH Discount Notes On June 30, 1999, HIH issued the HIH Senior Discount Notes and the HIH Senior Subordinated Discount Notes (collectively, the "HIH Discount Notes") to ICI with initial stated values of $242.7 million and $265.3 million, respectively. The HIH Discount Notes were due December 31, 2009. Interest on the HIH Discount Notes was paid in kind. As of December 31, 2004, the HIH Senior Discount Notes had an accreted value of $494.7 million. As of December 31, 2004, the HIH Senior Subordinated Discount Notes had an accreted value of $413.7 million.

On February 28, 2005, we used proceeds from our initial public offering, together with $35 million of available cash, to redeem $452.3 million of the outstanding HIH Senior Discount Notes, and will pay call premiums of approximately $30.2 million. On March 14, 2005, we will use proceeds from our initial public offering to redeem the remaining HIH Senior Discount Notes, in full, at an accreted value of approximately $53.4 million and will pay call premiums of approximately $3.6 million. On February 28, 2005, HMP contributed the HIH Senior Subordinated Discount Notes at an accreted value of $422.8 million to HIH in exchange for equity in HIH.

Other Debt

Huntsman LLC Certain of Huntsman LLC's Australian subsidiaries maintain credit facilities. Huntsman Australia Holdings Corporation ("HAHC") and certain of its subsidiaries hold Huntsman LLC's Australian surfactants assets. On August 31, 2004, Huntsman Corporation Australia Pty Ltd ("HCA"), an indirect subsidiary of

HAHC, refinanced the secured credit facility of HAHC with a A$30.0 million ($23.4 million) revolving credit line supported by a borrowing base of eligible accounts receivable and inventory, and a A$44.0 million ($34.2 million) term facility (the "HCA Facilities"). As of December 31, 2004, borrowings under the HCA Facilities totaled A$55.5 million ($43.2 million).

HCCA and certain Australian affiliates hold Huntsman LLC's Australian styrenics assets. On June 24, 2004, Huntsman LLC used $25 million of proceeds from the offering of the HLLC Senior Notes to repay a portion of the secured credit facilities of HCCA (the "HCCA Facilities"), including repaying in full the working capital facility and reducing the term facility to $14.4 million (A$20.9 million). On August 31, 2004, HCCA refinanced the HCCA Facilities with a A$30.0 million ($23.4 million) revolving credit line supported by a borrowing base of eligible accounts receivable (the "New HCCA Facility"). As of December 31, 2004, borrowings under the New HCCA Facility totaled A$20.6 million ($16.0 million).

The HCA Facilities and the New HCCA Facility are secured by a lien on substantially all their respective assets, bear interest at a rate of 2.9% above the Australian base rate and mature in August 2007. As of December 31, 2004, the interest rate on the HCA Facilities and the New HCCA Facility was 8.3%.

On March 21, 1997, Huntsman Specialty executed a 7.0% subordinated note in the amount of $75 million, payable to BASF Capital Corporation and maturing on April 30, 2008. Under the terms of the note, accrued interest from inception through April 30, 2002 was not paid in cash and was added to the note for a total principal amount of $106.6 million. Interest that accrued after April 30, 2002 is payable quarterly in cash, beginning on July 30, 2002. For financial reporting purposes, the note was initially recorded at its estimated fair value of $58.2 million, based on prevailing market rates at that time. As of December 31, 2004 and December 31, 2003, the unamortized discount on the note is $5.4 million and $6.9 million, respectively.

On July 2, 2001, Huntsman LLC entered into a 15% note payable with an affiliated entity in the amount of $25.0 million (the "Affiliate Note"). The Affiliate Note is due and payable on the earlier of (1) the tenth anniversary of the issuance date, or (2) the date of the repayment in full in cash of all indebtedness under Huntsman LLC's senior secured credit facilities. Interest is not paid in cash, but is accrued at a designated rate of 15% per annum, compounded annually. As of December 31, 2004 and December 31, 2003, accrued interest added to the principal balance was $15.9 million and $10.5 million, respectively. On February 16, 2005, the Affiliate Note was satisfied in full from proceeds of our initial public offering.

As of December 31, 2004, Huntsman LLC had $13.6 million outstanding on short-term notes payable for financing a portion of its insurance premiums. Such notes have monthly scheduled amortization payments through April 1, 2005, bear interest at rates ranging from 3.65% to 4.0%, and are secured by unearned insurance premiums.

HI HI maintains a $25 million multicurrency overdraft facility for its European subsidiaries (the "HI European Overdraft Facility"), all of which was available as of December 31, 2004. As of December 31, 2003, HI had approximately $7.5 million outstanding under the HI European Overdraft Facility included within trade payables. The HI European Overdraft Facility is used for daily working capital needs.

Included within other debt is debt associated with the Consolidated Chinese Splitting JV. For more information on HI's Chinese MDI joint ventures, see "—Off Balance Sheet Arrangements—Financing Chinese MDI Joint Ventures" below. On September 19, 2003, the Consolidated Chinese Splitting JV obtained secured financing for the construction of the production facilities, consisting of various committed loans in the aggregate amount of approximately $119 million in U.S. dollar equivalents. As of December 31, 2004, there were $8.0 million outstanding in U.S. dollar borrowings and 20.0 million in RMB borrowings ($2.4 million) under these facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2004, the interest rate for U.S. dollar borrowings was approximately 3.1% and 5.5% for RMB borrowings. The loans are secured by substantially all the assets of the Consolidated Chinese Splitting JV and will be repaid in 16 semi-annual installments, beginning no later than June 30, 2007. The financing is guaranteed during the construction phase by affiliates of the Consolidated Chinese Splitting JV, including us, as the successor to Huntsman Holdings. We have unconditionally guaranteed 70% of any amounts due and unpaid by the Consolidated Chinese Splitting JV under the loans described above (except for the VAT facility, which is not guaranteed). Our guarantees remain in effect until the Consolidated Chinese Splitting JV has (i) commenced production at least 70% of capacity for at least 30 days, and (ii) achieved a debt service cover ratio of at least 1.5:1.

AdMat As of December 31, 2004, AdMat had $1 million debt outstanding under credit facilities in Brazil. These facilities are primarily revolving credit lines that support the working capital needs of the business and the issuance of certain letters of credit and guarantees. A portion of the other debt is backed by letters of credit issued and outstanding under the AdMat Revolving Credit Facility.

Receivables Securitization

HI has an accounts receivable securitization program, under which interests in certain of its trade receivables are transferred to a qualified off-balance sheet entity. As of December 31, 2004, the qualified off-balance sheet entity had issued approximately $208.4 million in medium-term notes. See "—Off-Balance Sheet Arrangements."

Short-Term and Long-Term Liquidity; Compliance with Covenants

We depend upon our credit facilities and other debt instruments to provide liquidity for our operations and working capital needs.

As of December 31, 2004, we had approximately $1,020.0 million of combined cash and combined unused borrowing capacity, consisting of approximately $229.4 million attributable to HLLC, approximately $647.2 million attributable to HI and approximately $143.4 million attributable to AdMat. In compliance with applicable provisions of the HI Credit Facilities, on December 31, 2004, HI prepaid $59 million on the HI Term Facility. Such prepayment has been applied in accordance with the provisions of the HI Credit Facilities in such a manner that there will be no scheduled maturities under the HI Credit Facilities due until June 2006 and such that all remaining scheduled maturities under the HI Term Facility have been reduced pro rata. In addition, on February 28, 2005, HI declared and paid a dividend of $35.0 million to HIH. The $35.0 million was used by HIH, along with $447.5 million of proceeds from our initial public offering of common and preferred stock to partially redeem the HIH Senior Discount Notes.

We believe our current liquidity, together with funds generated by our businesses, is sufficient to meet the short-term and long-term needs of our businesses, including funding operations, making capital expenditures and servicing our debt obligations in the ordinary course. We believe that we are currently in compliance with the covenants contained in the agreements governing our senior secured credit facilities and the indentures governing our notes.

Certain Credit Support Issues

Our subsidiaries HIH and HI have not guaranteed or provided any other credit support to Huntsman LLC's obligations under the HLLC Credit Facilities or its outstanding notes, and Huntsman LLC has not guaranteed or provided any other credit support to the obligations of HI under the HI Credit Facilities or to the obligations of HI and HIH under their outstanding notes. Because of restrictions contained in the financing arrangements of HIH and HI, these subsidiaries are presently unable to make any loans or "restricted payments" to Huntsman LLC, including dividends, distributions or other payments in respect of equity interests or payments to purchase, redeem or otherwise acquire or retire for value any of their equity interests, subject to exceptions contained in such financing arrangements. Events of default under the HI Credit Facilities, or under the outstanding notes of HIH and HI or the exercise of any remedy by the lenders thereunder will not cause any cross-defaults or cross-accelerations under the HLLC Credit Facilities or Huntsman LLC's outstanding notes. Additionally, any events of default under the HLLC Credit Facilities or Huntsman LLC's outstanding notes or the exercise of any remedy by the lenders thereunder will not cause any cross-defaults or cross-accelerations under the outstanding notes of HIH or HI or the HI Credit Facilities, except insofar as foreclosure on certain subsidiary equity interests pledged to secure our obligations under the HLLC Credit Facilities or the HLLC Senior Secured Notes, would constitute a "change of control" and an event of default under the HI Credit Facilities and would give rise to certain put rights in favor of the holders of outstanding notes of HI or HIH. Advanced Materials is also financed separately from HLLC and HIH, HLLC and HIH's debt is non-recourse to Advanced Materials and Advanced Materials has no contractual obligation to fund HLLC or HIH's operations and vice versa.

Contractual Obligations and Commercial Commitments

Our obligations under long-term debt (including current portion), lease agreements and other contractual commitments as of December 31, 2004 are summarized below (dollars in millions):

	2005	2006–2007	2008–2009	After 2009	Total
Long-term debt[1]	$ 35.1	$ 164.4	$2,621.1	$3,463.4	$ 6,284.0
Capital lease obligations	2.4	4.6	5.3	3.2	15.5
Operating leases	47.8	73.9	52.2	108.1	282.0
Purchase commitments[2]	1,923.6	2,025.7	618.2	401.8	4,969.3
Total[3]	$2,008.9	$2,268.6	$3,296.8	$3,976.5	$11,550.8

(1) *On a pro forma basis, after giving effect to the use of proceeds from our initial public offering of common and preferred stock, our obligations under our long-term debt (including current portion), capital lease obligations and mandatory convertible preferred stock as of December 31, 2004 would be as follows:*

	2005–2007	2008–2009	After 2009	Total
Long-term debt and capital lease obligations	$ 206.5	$1,710.1	$3,165.9	$5,082.5
Interest on long-term debt (assuming December 31, 2004 interest rates on variable rate debt obligations)	1,257.4	696.2	475.3	2,428.9
Dividend on Mandatory Convertible Preferred Stock	39.5	3.6	—	43.1

(2) *We have various purchase commitments extending through 2023 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table above are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2004. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the above table. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our 2004 pricing for each contract. We also have a limited number of contracts which require a minimum payment, even if no volume is purchased. These contracts approximate $157 million in 2005, declining to approximately $26 million after 2008, and are included in the table above. We believe that all of our purchase obligations will be utilized in our normal operations.*

(3) *Totals do not include commitments pertaining to our pension and other postretirement obligations. Our estimated future obligations are as follows:*

	2005–2007	2008–2009	Average Annual Amount for Next Five Years
Pension plans	$211.4	$151.9	$78.6
Other postretirement obligations	1.2	0.7	0.4

OFF-BALANCE SHEET ARRANGEMENTS

Receivables Securitization

HI maintains an off-balance sheet accounts receivable securitization facility (the "HI A/R Securitization Program") to provide liquidity for its operations and working capital needs. Under the HI A/R Securitization Program, interests in certain of HI's trade receivables are transferred to a qualified off-balance sheet entity (the "Receivables Trust"). The Receivables Trust is not our affiliate. The acquisitions of these receivables by the Receivables Trust are financed through the issuance of dollar- or euro-denominated commercial paper and/or medium-term notes of the Receivables Trust. The debt associated with the commercial paper and medium-term notes is not reflected on our balance sheet. The HI A/R Securitization Program is an important source of liquidity to HI.

A portion of the medium-term notes (€90.5 million) is denominated in euros and is subject to fluctuation in currency rates versus the U.S. dollar. The total outstanding balance of medium-term notes was approximately $208.4 million and $198.4 million in U.S. dollar equivalents as of December 31, 2004 and December 31, 2003, respectively. In addition to medium-term notes, the Receivables Trust also maintains an annual commitment with a third party to issue commercial paper for an amount up to $125 million. As of December 31, 2004, HI had no commercial paper issued and outstanding under the facility. As of December 31, 2003, HI had $100 million of commercial paper outstanding under the facility. The commercial paper facility matures on March 31, 2007, and the medium-term notes mature in June 2006.

Subject to the annual seasonality of HI's accounts receivable, we estimate that the total availability from the sale of accounts receivable under the HI A/R Securitization Program will be approximately $325 million (the mandatory prepayment limit under the HI Credit Facilities, as discussed below) during the calendar year. The weighted average interest rates on the medium-term notes and commercial paper was approximately 2.7% as of December 31, 2004. Losses on the HI A/R Securitization Program in the year ended December 31, 2004 were $15.6 million. Losses on the HI A/R Securitization Program include the discount on receivables sold into the program, fees and expenses associated with the program and gains (losses) on foreign currency hedge contracts mandated by the terms of the program to hedge currency exposures on the collateral supporting the off-balance sheet debt issued. For the year ended December 31, 2004, losses on the HI A/R Securitization Program include losses of $2.4 million on foreign currency hedge contracts mandated by the HI A/R Securitization Program. We believe that the multicurrency commercial paper facility discussed above has enabled HI to better naturally hedge the off-balance sheet debt to the underlying collateral supporting such debt and thereby reduce the impact on, and need for, foreign currency hedges as experienced in prior periods under the HI A/R Securitization Program.

The HI Credit Facilities require a mandatory prepayment to the extent that the proceeds from the sale of accounts receivable under the HI A/R Securitization Program exceed $325 million at any time, except if such excess is attributed to the change in foreign currency rates within a 30-day period. HI does not guarantee the medium-term notes or commercial paper issued under the program, but HI is responsible for dilution adjustments and insuring that the collection policies relating to the receivables are followed. HI also indemnifies the Receivables Trust if account debtors raise defenses, disputes, offsets or counterclaims, HI breaches its administrative or other obligations with respect to accounts or any account ceases to be an eligible receivable for purposes of the program. In addition, while HI does not anticipate it, if at any time it were unable to sell sufficient receivables into the program to support the volume of commercial paper and medium-term notes issued under the program, HI would be required to inject cash into the program as collateral. Under such circumstance, and depending on the timing of such circumstance, the requirement to provide cash collateral to the program could have a negative effect on HI's liquidity.

Financing Chinese MDI Joint Ventures

In 2003, HI entered into two related joint venture agreements to build MDI production facilities near Shanghai, China. HI's Unconsolidated Chinese Manufacturing JV, with BASF AG and three Chinese chemical companies, will build three plants to manufacture MNB, aniline, and crude MDI. HI effectively owns 35% of the Unconsolidated Chinese Manufacturing JV. HI's Consolidated Chinese Splitting JV, with Shanghai Chlor-Alkali Chemical Company, Ltd., will build a plant to manufacture pure MDI, polymeric MDI and MDI variants. We own 70% of the Consolidated Chinese Splitting JV.

On September 19, 2003, the joint ventures obtained secured financing for the construction of the production facilities. The Consolidated Chinese Splitting JV is our consolidated subsidiary, and the details of its financing are described in "—Debt and Liquidity—Other Debt" above. The Unconsolidated Chinese Manufacturing JV is not our consolidated subsidiary. The Unconsolidated Chinese Manufacturing JV obtained various committed loans in the aggregate amount of approximately $224 million in U.S. dollar equivalents. As of December 31, 2004, there were $4.0 million outstanding in U.S. dollar borrowings and 172 million in outstanding RMB ($20.8 million) borrowings under these facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. The loans are secured by substantially all the assets of the Unconsolidated Chinese Manufacturing JV and will be paid in 16 semi-annual installments, beginning no later than June 30, 2007. We unconditionally guarantee 35% of any amounts due and unpaid by the Unconsolidated Chinese Manufacturing JV under the loans described above (except for a VAT facility of approximately $1.5 million which is not guaranteed). Our guarantee remains in effect until the Unconsolidated Chinese Manufacturing JV has commenced production of at least 70% of capacity for at least 30 days and achieved a debt service coverage ratio of at least 1:1. As noted above in "Debt and Liquidity—Other Debt," we also unconditionally guarantee 70% of the amounts due and unpaid by the Consolidated Chinese Splitting JV.

Restructuring and Plant Closing Costs

As of December 31, 2004, accrued restructuring and plant closing costs by type of cost and activity consist of the following (dollars in millions):

	Workforce Reductions[1]	Demolition and Decommissioning	Non-Cancelable Lease Costs	Other Restructuring Costs	Total[2]
Accrued liabilities as of December 31, 2001	$ 44.2	$ 2.8	$ 6.9	$ 6.4	$ 60.3
2002 charges (credits) for 2001 initiatives	—	1.0	(4.6)	(1.7)	(5.3)
2002 charges for 2002 initiatives	1.6	2.7	—	—	4.3
2002 payments for 2001 initiatives[3]	(40.3)	(0.5)	(1.7)	(4.7)	(47.2)
2002 payments for 2002 initiatives[3]	(1.6)	(2.7)	—	—	(4.3)
Accrued liabilities as of December 31, 2002	3.9	3.3	0.6	—	7.8
HIH balance at consolidation on May 1, 2003[4]	24.2	—	—	—	24.2
AdMat opening balance sheet liabilities at June 30, 2003	53.2	1.5	—	6.1	60.8
2003 credits for 2001 initiatives	(2.0)	(0.3)	(0.2)	—	(2.5)
2003 charges for 2003 initiatives	28.2	—	—	—	28.2
2003 payments for 2001 initiatives[3]	(1.9)	(0.4)	(0.2)	—	(2.5)
2003 payments for 2003 initiatives[3]	(39.2)	—	—	—	(39.2)
Accrued liabilities as of December 31, 2003	66.4	4.1	0.2	6.1	76.8
Adjustments to the opening balance sheet of AdMat	(2.9)	—	(0.6)	0.7	(2.8)
2004 charges for 2003 initiatives	25.1	—	—	0.4	25.5
2004 charges for 2004 initiatives	106.5	5.1	6.2	18.0	135.8
2004 payments for 2001 initiatives	—	—	(0.2)	—	(0.2)
2004 payments for 2003 initiatives	(48.0)	—	(0.4)	(3.0)	(51.4)
2004 payments for 2004 initiatives	(31.4)	(0.4)	—	(4.6)	(36.4)
Non-cash settlements	—	—	(0.5)	—	(0.5)
Foreign currency effect on reserve balance	6.3	—	—	—	6.3
Accrued liabilities as of December 31, 2004	**$122.0**	**$ 8.8**	**$ 4.7**	**$17.6**	**$153.1**

(1) Substantially all of the positions terminated in connection with the restructuring programs were terminated under ongoing termination benefit arrangements. Accordingly, the related liabilities were accrued as a one-time charge to earnings in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

(2) Accrued liabilities by initiatives are as follows:

	December 31, 2004	December 31, 2003
2001 initiatives	$ 2.6	$ 2.8
2002 initiatives	—	—
2003 initiatives	44.8	74.0
2004 initiatives	99.4	—
Foreign currency effect on reserve balance	6.3	—
Total	$153.1	$76.8

(3) Includes impact of foreign currency translation.

(4) Prior to May 1, 2003, our investment in HIH was recorded on the equity method. Effective May 1, 2003, HIH is recorded as a consolidated subsidiary. For more information, see "Part I, Item 1. Business—Ownership and Structure." HIH accrued liabilities for workforce reductions include a $7.1 million liability at December 31, 2002 related to a prior period and a $19.1 million charge recorded in the first quarter of 2003, offset by $2.0 million in cash payments through May 1, 2003.

Details with respect to our reserves for restructuring and plant closing costs are provided below by segments and activity (dollars in millions):

	Polyurethanes	Advanced Materials	Performance Products	Pigments	Polymers	Base Chemicals	Corporate & Other	Total
Accrued liabilities as of December 31, 2001	$ —	$ —	$ —	$ —	$ 25.1	$ 35.2	$ —	$ 60.3
2002 credits for 2001 initiatives	—	—	—	—	(5.3)	—	—	(5.3)
2002 charges for 2002 initiatives	—	—	4.3	—	—	—	—	4.3
2002 payments for 2001 initiatives[2]	—	—	—	—	(17.0)	(30.2)	—	(47.2)
2002 payments for 2002 initiatives[2]	—	—	(4.3)	—	—	—	—	(4.3)
Accrued liabilities as of December 31, 2002	—	—	—	—	2.8	5.0	—	7.8
HIH balance at consolidation on May 1, 2003	24.2	—						24.2
AdMat opening balance sheet liabilities at June 30, 2003	—	60.8	—	—	—	—	—	60.8
2003 credits for 2001 initiatives	—	—	—	—	—	(2.5)	—	(2.5)
2003 charges for 2003 initiatives	11.0	—	10.7	6.5	—	—	—	28.2
2003 payments for 2001 initiatives[2]	—	—	—	—	—	(2.5)		(2.5)
2003 payments for 2003 initiatives[2]	(19.4)	(9.3)	(8.3)	(2.2)	—	—	—	(39.2)
Accrued liabilities as of December 31, 2003	15.8	51.5	2.4	4.3	2.8	—	—	76.8
Adjustments to the opening balance sheet of AdMat	—	(2.8)	—	—	—	—	—	(2.8)
2004 charges for 2003 initiatives	10.0		0.4	14.5	0.6	—	—	25.5
2004 charges for 2004 initiatives[1]	16.4	9.0	56.6	27.3	9.4	16.7	0.4	135.8
2004 payments for 2001 initiatives	—	—	—	—	(0.2)	—	—	(0.2)
2004 payments for 2003 initiatives	(11.5)	(26.0)	(2.4)	(10.9)	(0.6)	—	—	(51.4)
2004 payments for 2004 initiatives	(11.8)	(0.1)	(1.4)	(14.3)	(6.2)	(2.2)	(0.4)	(36.4)
Non-cash settlements	—	(0.5)	—	—	—	—	—	(0.5)
Foreign currency effect on reserve balance	0.1	1.9	2.6	1.1	—	0.6	—	6.3
Accrued liabilities as of December 31, 2004	**$ 19.0**	**$ 33.0**	**$58.2**	**$ 22.0**	**$ 5.8**	**$ 15.1**	**$ —**	**$153.1**
Current portion of restructuring reserve	$ 19.0	$ 33.0	$39.2	$ 22.0	$ 5.8	$ 15.1	$ —	$134.1
Noncurrent portion of restructuring reserve	—	—	19.0	—	—	—	—	19.0
Estimated additional future charges for current restructuring projects:								
Estimated additional charges within one year								
Cash charges	$ 5.5	$ 1.0	$ —	$ 6.0	$ 2.2	$ 3.5	$ 0.3	$ 18.5
Noncash charges	—	—	—	—	—	—	—	—
Estimated additional charges beyond one year								
Cash charges	$ —	$ —	$ —	$ 4.7	$ —	$ —	$ —	$ 4.7
Noncash charges	—	—	—	—	—	—	—	—

(1) Does not include non-cash charges of $138.0 million for asset impairments and write downs.
(2) Includes impact of foreign currency translation.

The following table sets forth the expected effects from our restructuring and plant closing activities in process as of December 31, 2004:

	Year Ended December 31,	
(In millions)	2005	2006
Expected increase (decrease) from restructuring and plant closing activities on:		
Revenues	$(22)	$ (43)
Cost of goods sold	$(87)	$(138)
Gross profit	$ 65	$ 95
Selling, general and administrative expenses	$(16)	$ (26)
Operating income	$ 81	$ 121
Net cash provided by operating activities	$(38)	$ 112

The foregoing are estimates and are subject to risks and uncertainties. We cannot assure you that the actual effects from our restructuring and plant closing activities will be consistent with the foregoing estimates.

2004 Restructuring Activities

As of December 31, 2004 and December 31, 2003, we had reserves for restructuring and plant closing costs of $153.1 million and $76.8 million, respectively. During the year ended December 31, 2004, we, on a consolidated basis, recorded additional charges of $299.3 million, including $138.0 million of charges for asset impairment and write downs, and $161.3 million payable in cash for workforce reductions, demolition and decommissioning and other restructuring costs associated with closure or curtailment of activities at our smaller, less efficient manufacturing facilities.

During the 2004 period, we made cash payments against these reserves of $88.0 million. For purposes of measuring impairment charges, the fair value of the assets was determined by using the present value of expected cash flows.

As of December 31, 2003, the Polyurethanes segment reserve consisted of $15.8 million related to the restructuring activities at the Rozenburg, Netherlands site (as announced in 2003), the workforce reductions throughout the Polyurethanes segment (as announced in 2003), and the closure of the Shepton Mallet, U.K. site (as announced in 2002). During the year ended December 31, 2004, the Polyurethanes segment recorded additional restructuring charges of $36.9 million consisting of $26.4 million of charges for restructuring activities payable in cash and $10.5 million of asset impairment and made cash payments of $23.3 million. These restructuring activities are expected to result in additional restructuring charges of approximately $5.5 million through 2005 and result in workforce reductions of approximately 160 positions, of which 86 positions have been reduced during the year ended December 31, 2004. As of December 31, 2004, the balance of the Polyurethanes segment reserve totaled $19.0 million.

As of December 31 2003, the Advanced Materials segment reserve consisted of $51.5 million related to this restructuring program implemented in association with the AdMat Transaction. The program includes reductions in costs of the global supply chain, reductions in general and administrative costs across the business and the centralization of operations where efficiencies may be achieved. We reduced our workforce by 192 individuals and 188 individuals during the twelve months ended December 31, 2004 and the six months ended December 31, 2003, respectively. During 2004, the Advanced Materials segment reversed $2.8 million of restructuring reserves recorded in the AdMat Transaction that were no longer required and recorded a corresponding reduction to intangible assets (see "Note 6. Intangible Assets"). This initial cost reduction program is expected to continue through December 2005 and is estimated to involve $57.5 million in total restructuring costs, all of which were recorded in the opening balance sheet of AdMat. In the fourth quarter 2004, we recorded restructuring charges of $9.0 million, all of which are payable in cash, relating to a realignment and simplification of our commercial and technical organization and the closure of our Kaohsiung, Taiwan production facility. This restructuring activity is expected to result in workforce reductions of approximately 120 employees, of which approximately 100 will be reduced during the first quarter of 2005. We expect to incur additional charges of approximately $1.0 million during 2005 for employee relocation costs associated with these restructuring activities. During 2004, the Advanced Materials segment made cash payments of $26.1 million relating to our restructuring activities. As of December 31, 2004, the balance of the Advanced Materials segment reserve totaled $33.0 million.

As of December 31, 2003, the Performance Products segment reserve consisted of $2.4 million relating to the closure of a number of plants at the Whitehaven, U.K. facility, the closure of an administrative office in London, U.K., the rationalization of a surfactants technical center in Oldbury, U.K., and the restructuring of a facility in Barcelona, Spain. During the year ended December 31, 2004, the Performance Products segment recorded additional restructuring charges of $97.5 million consisting of $57.0 million of charges payable in cash and $40.5 million of asset impairment charges. During 2004, we adopted a plan to reduce the workforce across all locations in our European surfactants business by approximately 320 positions over a period of 15 months. This plan included the closure of substantially all of our Whitehaven, U.K. surfactants facility. In connection with the rationalization of the Whitehaven facility, we recognized a restructuring charge of $55.4 million in the fourth quarter of 2004, of which approximately $31.1 million is payable in cash and $24.3 million is impairment of assets. We recorded a restructuring charge of $17.5 million, all payable in cash, in respect to workforce reductions across a number of our European facilities. During 2004, the Performance Products segment announced the closure of our Guelph, Ontario, Canada Performance Products manufacturing facility, involving a restructuring charge of $20.4 million consisting of a $15.5 million asset impairment and $4.9 million of charges payable in cash. Production will be moved to our other larger, more efficient facilities. Workforce reductions of approximately 66 positions are anticipated. During 2004, the Performance Products segment also announced the closure of our maleic anhydride briquette facility in Queeny, Missouri and recorded a restructuring charge of $1.5 million which consisted of $0.7 million in asset impairment charges and $0.8 million in charges payable in cash. During 2004, this segment also announced the closure of our technical facility in Austin, Texas and recorded a restructuring charge of $2.0 million which is payable in cash. Restructuring charges of $0.7 million were recorded relating to various other cost reduction efforts. During the year ended December 31, 2004, the Performance Products segment made cash payments of $3.8 million related to restructuring activities. As of December 31, 2004, the balance of the Performance Products segment reserve totaled $58.2 million.

As of December 31, 2003, the Pigments segment reserve consisted of $4.3 million relating to our global workforce reductions announced in August 2003. During the year ended December 31, 2004, the Pigments segment recorded additional restructuring charges of $123.3 million and made cash payments of $25.2 million. During 2004, the Pigments segment recorded restructuring expenses of $17.3 million related to global workforce reductions, all of which are payable in cash. In addition, in April 2004, we announced that, following a review of the Pigments business, we would idle approximately 55,000 tonnes, or about 10%, of our total titanium dioxide ("TiO2") production capacity in the third and fourth quarter of 2004. As a result of this decision, we recorded a restructuring charge of $24.5 million to be paid in cash, a $77.2 million asset impairment charge and a $4.3 million charge for the write-off of spare parts inventory and other assets. These combined restructuring activities are expected to result in additional restructuring charges of approximately $10.7 million through 2010 and result in workforce reductions of approximately 600 positions, of which approximately 400 positions have been reduced as of December 31, 2004. As of December 31, 2004, the balance of the Pigments segment reserve totaled $22.0 million.

As of December 31, 2003, the Polymers segment reserve consisted of $2.8 million related to our demolition and decommissioning of the Odessa, Texas styrene manufacturing facility and non-cancelable lease costs. During 2004, the Polymers segment recorded restructuring expenses related to the closure of an Australian manufacturing unit of $5.4 million consisting of $3.6 million in non-cash charges and $1.8 million of charges payable in cash. During 2004, the Polymers segment announced additional restructuring activities at our Odessa, Texas and Mansonville, Canada facilities and recorded a restructuring charge of $8.2 million, all of which is payable in cash. These restructuring activities are expected to result in additional charges of approximately $2.2 million through 2005 and in workforce reductions of approximately 100 positions. During 2004, the Polymers segment made cash payments of $7.0 million related to restructuring activities. The Polymers segment reserve totaled $5.8 million as of December 31, 2004.

As of December 31, 2004, the Base Chemicals segment reserve consisted of $15.1 million related to workforce reductions arising from the announced change in work shift schedules and in the engineering and support functions at the Wilton and North Tees, U.K. facilities. During the year ended December 31, 2004, the Base Chemicals segment recorded restructuring charges of $16.7 million, all of which is payable in cash. Also during 2004, the Base Chemicals segment made cash payments of $2.2 million related to these restructuring activities. These restructuring activities are expected to result in additional charges of approximately $3.5 million and in workforce reductions of approximately 100 positions through 2005. As of December 31, 2004, the Base Chemical segment reserve totaled $15.1 million.

During 2004, we recorded a restructuring charge in corporate and other of $2.3 million, of which $1.9 million related to non-cash charges and $0.4 million related to relocation costs.

2003 Restructuring Activities

On March 11, 2003 (before HIH was consolidated into our Company), the Polyurethanes segment announced that it would integrate its global flexible products unit into its urethane specialties unit, and recorded a restructuring charge of $19.2 million for workforce reductions of approximately 118 employees. During the remainder of the year, charges of $11.0 million were taken for workforce reductions relating to this restructuring at the Rozenberg, Netherlands site.

In June 2003, we announced that our Performance Products segment would close a number of plants at our Whitehaven, U.K. facility and recorded a charge of $20.1 million in the second quarter 2003. This charge represents $11.4 million relating to an impairment of assets at Whitehaven (in connection with the plant shutdowns) and $8.7 million of workforce reduction costs. We also recorded a $2.0 million charge in respect of severance costs arising from the closure of an administrative office in London, U.K., the rationalization of our surfactants technical center in Oldbury, U.K., and the restructuring of our facility in Barcelona, Spain. These charges are part of an overall cost reduction program for this segment that is expected to be implemented through 2005.

In August 2003, we recorded a restructuring charge of $6.5 million related to workforce reductions of approximately 63 employees across our global Pigments operations. The overall cost reduction program to be completed through 2005 for the Pigments segment will involve 250 employees and is estimated to cost an additional $16.5 million. At December 31, 2003, $4.3 million remains in the reserve for restructuring and plant closing costs related to these restructuring activities.

In connection with the AdMat Transaction, we are implementing a substantial cost reduction program. The program will include reductions in costs of our global supply chain, reductions in general and administrative costs across the business and the centralization of operations where efficiencies may be achieved. The cost reduction program is expected to be implemented through 2005 and is estimated to involve $60.8 million in total restructuring costs. As part of the program, we expect to incur approximately $53.2 million to reduce headcount and to incur approximately $7.6 million to close plants and discontinue certain service contracts worldwide. We reduced 188 staff in the six months ended December 31 2003. Payments of restructuring and plant closing costs were recorded against reserves established in connection with recording the AdMat Transaction as a purchase business combination. At December 31, 2003, $51.5 million remains in the reserve for restructuring and plant closing costs related to the cost reduction program. We expect to finalize our restructuring plans by June 30, 2004. Accordingly, the reserve for restructuring and plant closing costs are subject to revision based on final assessment.

2002 Restructuring Activities

During 2002, we announced that we would be closing certain units at our Jefferson County and Canadian plants, primarily in the Performance Products business. As a result, we recorded accrued severance and shutdown costs of $4.3 million substantially all of which had not been paid at December 31, 2002. The net effect of 2002 unit closing costs and the reversal of restructuring charges in 2001 to reflect $1.0 million in income in 2002 and to reflect a $7.8 million accrual at December 31, 2002.

Capital Expenditures

Estimates for 2005

During 2005, we expect to spend approximately $400 million on capital projects, including capital expenditures on our LDPE facility at Wilton, U.K., plus an additional $57 million in capital expenditures associated with our Consolidated Chinese Splitting JV. During 2005, we expect HI to invest, as equity, approximately $14 million in the Unconsolidated Chinese Manufacturing JV. In addition, during 2005, HI expects to invest approximately $8 million in the Consolidated Chinese Splitting JV, which expects to have capital expenditures of approximately $57 million. The remaining funding of the Consolidated Chinese Splitting JV's capital expenditures will be financed through equity investments by the other joint venture partners and loans from local Chinese lenders. We expect that HI's total equity investment in the Chinese joint ventures will be approximately $85 million, of which approximately $42 million will be in the Unconsolidated Chinese Manufacturing JV and approximately $43 million in the Consolidated Chinese Splitting JV. We expect that the total project capital expenditures by the Consolidated Chinese Splitting JV will be approximately $125 million, of which approximately $43 million will be funded from HI's equity investment and the remainder from equity investments by joint venture partners and loans from local Chinese lenders. We expect completion of HI's Chinese joint ventures in 2006.

We believe that the cost position of our Wilton, U.K. olefins facility uniquely positions it to be the site of a polyethylene production facility. While we export approximately one-third of our ethylene production each year to continental Europe, incurring significant shipping and handling costs, the U.K. annually imports approximately 1.9 billion pounds of polyethylene. We believe this provides an opportunity to capitalize on the low-cost operating environment and extensive petrochemical infrastructure and logistics at Wilton, as supported by a feasibility study that was conducted with respect to the construction of a world-scale LDPE facility at our Wilton site. The LDPE facility will have the capacity to produce approximately 900 million pounds of LDPE annually and is estimated to cost $300 million to construct net of any grant proceeds obtained. HI has been awarded a grant of £16.5 million (approximately $30 million) from the U.K. Government's Department of Trade and Industry to finance a portion of the construction of the LDPE facility. We expect construction of the LDPE facility to be complete in late 2007. During 2005, we expect to spend approximately $80 million in capital expenditures associated with the LDPE facility at Wilton, U.K.

We expect to finance our capital expenditure commitments through a combination of our financing arrangements and cash flow from operations.

Year Ended December 31, 2004

Capital expenditures for the year ended December 31, 2004 and December 31, 2003 were $226.6 million and $191.0 million, respectively. The increase is largely attributable to the HIH Consolidation Transaction effective May 2003 and the AdMat Transaction effective June 30, 2003. In 2004, HI spent $11.8 million to fund the Unconsolidated Chinese Manufacturing JV as an investment in unconsolidated affiliates. In 2004, HI also invested $12.5 million in the Consolidated Chinese Splitting JV, which had $23.4 million in total capital expenditures. The remaining funding for the Consolidated Chinese Splitting JV's capital expenditures was financed through equity investments by the other joint venture partners and loans from local Chinese lenders.

In connection with our agreements with our Rubicon and Louisiana Pigment joint ventures, we are obligated to fund our proportionate share of capital expenditures. During the year ended December 31, 2004 and 2003, we invested $1.8 million and $2.2 million, respectively, in Rubicon. With respect to Louisiana Pigment, during the year ended December 31, 2004 and 2003, we received $9.1 million and $2.1 million, respectively.

Year Ended December 31, 2003

Consolidated capital expenditures for the years ended December 31, 2003 and December 31, 2002 were $191.0 million and $70.2 million, respectively. The increase is largely attributable to the HIH Consolidation Transaction effective May 2003 and the AdMat Transaction effective June 30, 2003.

At HIH, capital expenditures for the year ended December 31, 2003 were $127.4 million, a decrease of approximately $63.1 million compared to 2002. The decrease was largely attributable to increased expenditures in the 2002 period in connection with the ICON modernization and the expansion of the titanium dioxide manufacturing facility at Greatham, U.K., and the SAP project within our Pigments segment. At HLLC (excluding HIH), capital expenditures for the year ended December 31, 2003 were $89.7 million, an increase of approximately $19.5 million compared to 2002. This increase was largely attributable to increased capital expenditures in the 2003 period in connection with the planned turnaround and inspection of our Port Arthur, Texas Olefins unit, the implementation of our North American SAP system, and a return to a more normalized level of expenditures. At Advanced Materials, capital expenditures for the year ended December 31, 2003 were $11.8 million, a decrease of approximately $12.2 million compared to 2002. This decrease was largely attributable to liquidity management efforts.

Environmental, Health and Safety Matters

For information on environmental, health and safety matters, see "Note 23. Environmental, Health and Safety Matters" to our Consolidated Financial Statements included elsewhere in this report.

Recently Issued Financial Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 46, *"Consolidation of Variable Interest Entities."* FIN 46 addresses the requirements for business enterprises to consolidate related entities, for which they do not have controlling interests through voting or other rights, if they are determined to be the primary beneficiary as a result of variable economic interests. Transfers to a qualifying special purpose entity are not subject to this interpretation. In December 2003, the FASB issued a complete replacement of FIN 46 (FIN 46R), to clarify certain complexities. We adopted this standard on January 1, 2005. The impact of FIN 46R on our financial statements was not significant.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."* SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs—an amendment of ARB No. 43."* SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The requirements of the standard will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are reviewing SFAS No. 151 to determine the statement's impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29."* SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this standard are effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. We will apply this standard prospectively.

In December 2004, the FASB issued SFAS No. 123R, *"Share Based Payment."* SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the employee is required to provide services in exchange for the award. This standard eliminates the alternative to use the intrinsic value method of accounting for share based payments as previously provided in APB Opinion No. 25, *"Accounting for Stock Issued to Employees."* This standard is effective for us beginning in January 2006. We are reviewing SFAS No. 123R to determine the statement's impact on our consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Our significant accounting policies are summarized in "Note 2. Summary of Significant Accounting Policies" to our Consolidated Financial Statements included elsewhere in this report. Summarized below are our critical accounting policies:

Revenue Recognition

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured and pricing is fixed or determinable. This occurs at the time shipment is made.

Long-Lived Assets

The determination of useful lives of our property, plant and equipment is considered a critical accounting estimate. Such lives are estimated based upon our historical experience, engineering estimates and industry information and are reviewed when economic events indicate that we may not be able to recover the carrying value of the assets. The estimated lives of our property range from 3 to 30 years and depreciation is recorded on the straight-line method. Inherent in our estimates of useful lives is the assumption that periodic maintenance and an appropriate level of annual capital expenditures will be performed. Without ongoing capital improvements and maintenance, the productivity and cost efficiency declines and the useful lives of our assets would be shorter.

Until January 1, 2003, approximately $1.3 billion of our total plant and equipment was depreciated using the straight-line method on a group basis at a 4.7% composite rate. When capital assets representing complete groups of property were disposed of, the difference between the disposal proceeds and net book value was credited or charged to income. When miscellaneous assets were disposed of, the difference between asset costs and salvage value was charged or credited to accumulated depreciation. Effective January 1, 2003, we changed our method of accounting for depreciation for the assets previously recorded on a group basis to the component method. Specifically, the net book value of all the assets on January 1, 2003 were allocated to individual components and are being depreciated over their remaining useful lives and gains and losses are recognized when a component is retired. This change decreased depreciation for the year ended December 31, 2003 by $43.0 million.

Management uses judgment to estimate the useful lives of our long-lived assets. If the useful lives of our property, plant and equipment as of December 31, 2004 were to have been estimated to be one year greater or one year less, then depreciation expense for the year ended December 31, 2004 would have been approximately $41 million less or $48 million greater, respectively.

We are required to evaluate our plant assets whenever events indicate that the carrying value may not be recoverable in the future or when management's plans change regarding those assets, such as idling or closing a plant. We evaluate impairment by comparing undiscounted cash flows of the related property to the carrying value. Key assumptions in determining the future cash flows include the useful life, technology, competitive pressures, raw material pricing and regulations.

Restructuring and Plant Closing Costs

We have recorded restructuring charges in recent periods in connection with closing certain plant locations, work force reductions and other cost savings programs. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Estimates for plant closing include the write-off of the carrying value of the plant, any necessary environmental and/or regulatory costs, contract termination and demolition costs. Estimates for work force reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information as necessary. While management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the initial estimate, management's estimates on a project-by-project basis have not varied to a material degree. See "Note 10. Restructuring and Plant Closing Costs" to our Consolidated Financial Statements included elsewhere in this report for further discussion of our restructuring activities.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate the resulting deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances have been established against our entire U.S., and a material portion of our non-U.S., deferred tax assets due to an uncertainty of realization. Valuation allowances are reviewed each period on a tax jurisdiction by jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets.

Subsequent to the AdMat Transaction, substantially all non-U.S. operations of AdMat are treated as our branches for U.S. income tax purposes and are, therefore, subject to both U.S. and non-U.S. income tax. Until we have sufficient U.S. taxable income to utilize U.S. foreign tax credits, most AdMat income will continue to be effectively taxed in both the U.S. and in the non-U.S. jurisdictions in which it is earned.

For non-U.S. entities that are not treated as branches for U.S. tax purposes, we do not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested were $30.0 million at December 31, 2004. It is not practicable to determine the unrecognized deferred tax liability on those earnings.

As a matter of course, our subsidiaries are regularly audited by various taxing authorities in both the U.S. and numerous non-U.S. jurisdictions. We believe adequate provision has been made for all outstanding issues for all open years.

Employee Benefit Programs

We sponsor several contributory and non-contributory defined benefit plans primarily covering employees in the U.S., the U.K., Netherlands, Belgium, Canada and a number of other countries. We fund the material plans through trust arrangements (or local equivalents) where the assets are held separately from the employer. We also sponsor unfunded post-retirement plans which provide medical and life insurance benefits covering certain employees in the U.S. and Canada. Amounts recorded in the consolidated financial statements are recorded based upon actuarial valuations performed by various independent actuaries. Inherent in these valuations are numerous assumptions regarding expected return on assets, discount rates, compensation increases, mortality rates and health care costs trends. These assumptions are disclosed in "Note 19. Employee Benefit Plans" to our Consolidated Financial Statements included elsewhere in this report.

Management, with the advice of its actuaries, uses judgment to make assumptions on which our employee benefit plan liabilities and expenses are based. The effect of a 1% change in three key assumptions is summarized as follows (dollars in millions):

Assumptions	Income Statement Impact[1]	Balance Sheet Impact[2]
Discount rate		
—1% increase	$(30.7)	$(112.6)
—1% decrease	38.6	228.9
Expected return on assets		
—1% increase	(15.9)	—
—1% decrease	15.9	—
Rate of compensation increase		
—1% increase	30.7	—
—1% decrease	(21.1)	—

(1) Estimated impact on 2004 net periodic benefit cost.

(2) Estimated impact on 2004 "Additional Minimum Liability" and "Reduction in Shareholder Equity."

Environmental Reserves

Environmental remediation costs for our facilities are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Estimates of environmental reserves require evaluating government regulation, available technology, site-specific information and remediation alternatives. We accrue an amount equal to our best estimate of the costs to remediate based upon the available information. Adjustments to our estimates are made periodically based upon additional information received as remediation progresses. For further information see "Note 23. Environmental, Health and Safety Matters" to the Consolidated Financial Statements of Huntsman Corporation included elsewhere in this report.

CAUTIONARY STATEMENT FOR FORWARD-LOOKING INFORMATION

Certain information set forth in this report contains "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "may," "will," "should," "anticipates," or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

All forward-looking statements, including without limitation, management's examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but, there can be no assurance that management's expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. The following are among the factors that could cause actual results to differ materially from the forward-looking statements. There may be other factors, including those discussed elsewhere in this report, that may cause our actual results to differ materially from the forward-looking statements. Any forward-looking statements should be considered in light of all such factors and the risks specified in our recently filed registration statement on Form S-1 (file no. 333-120749), some of which are summarized below:

- We have a history of losses and may incur losses in the future, which could materially reduce the market price of our stock.
- Our available cash and access to additional capital may be limited by our substantial leverage, which could restrict our ability to grow our businesses.
- A downgrade in the ratings of the debt securities of our subsidiaries could result in increased interest and other financial expenses related to the borrowings of our subsidiaries and could restrict our access to additional capital or trade credit.
- We are a holding company, with no revenue generating operations of our own. We depend on the performance of our subsidiaries and their ability to make distributions to us.
- Demand for many of our products is cyclical, and we may experience prolonged depressed market conditions for such products.
- Significant price volatility or interruptions in supply of our raw materials may result in increased costs that we may be unable to pass on to our customers, which could reduce our profitability.
- The industries in which we compete are highly competitive, and we may not be able to compete effectively with our competitors that have greater financial resources, which could reduce the trading price of our stock.
- Our operations involve risks that may increase our operating costs, which could reduce our profitability.
- Our independent auditors have reported several material weaknesses in our internal controls that, if not remedied, could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and result in a lower trading price of our stock.
- We are subject to many environmental and safety regulations that may result in unanticipated costs or liabilities, which could reduce our profitability.
- Existing or future litigation or legislative initiatives restricting the use of MTBE in gasoline may subject us or our products to environmental liability or materially reduce our sales and/or materially increase our costs.
- Our results of operations may be adversely affected by fluctuations in currency exchange rates and international business risks.
- Our business is dependent on our intellectual property. If our patents are declared invalid or our trade secrets become known to our competitors, our ability to compete may be impaired.
- Loss of key members of our management could disrupt our business.
- Terrorist attacks, such as the attacks that occurred on September 11, 2001, the continuing military action in Iraq, general instability in various OPEC member nations, the threat of other attacks or acts of war in the U.S. and abroad and increased security regulations related to our industry could adversely affect our business.
- Future acquisitions, partnerships and joint ventures may require significant resources and/or result in significant unanticipated losses, costs or liabilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including changes in currency exchange rates, interest rates and certain commodity prices. To manage the volatility relating to these exposures, from time to time, we enter into various derivative transactions. We hold and issue derivative financial instruments for economic hedging purposes only.

Currency Exchange Rates

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our sales prices are typically denominated in euros or U.S. dollars. From time to time, we may enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Short-term exposures to changing foreign currency exchange rates at certain foreign subsidiaries are generally netted where practicable with exposures of other subsidiaries and the remaining exposures then, from time to time, may be managed through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (with maturities of nine months or less) with various financial institutions, to reflect the currency denomination of our cash flows. We do not hedge our currency exposures in a manner that would entirely eliminate the effect of changes in exchange rates on our cash flows and earnings. Our hedging activity from time to time comprises selling forward surpluses of non-dollar receivables for U.S. dollars. In addition, HI's accounts receivable securitization program requires in certain circumstances that we enter into certain forward foreign currency hedges intended to hedge currency exposures on the collateral supporting the off-balance sheet debt issued in the program. As of December 31, 2004, our outstanding forward foreign exchange contracts were not considered material.

On December 10, 2004, HI entered into a cross currency swap of fixed rate debt with several financial institutions in order to more effectively hedge its overall underlying euro long-term net asset and euro cash flow exposures. In this transaction, HI agreed to swap $175 million of 7.375% fixed rate debt for €132.4 million of 6.63% fixed rate debt. As a result, HI will pay fixed rate interest at an annual rate of 6.63% on €132.4 million of principal and will receive fixed rate interest at an annual rate of 7.375% on $175 million of principal through January 1, 2010. At maturity on January 1, 2010, HI is required to pay principal of €132.4 million and will receive principal of $175 million. Interest installments are paid semi-annually on January 1 and July 1 of each year beginning July 1, 2005 through maturity. The swap will receive effective treatment as a net investment hedge under GAAP.

As of December 31, 2004, HLLC had entered into approximately $184.3 million notional amount of interest rate swap transactions, which have remaining terms ranging from approximately twelve to thirty months. The majority of these transactions hedge against movements in U.S. dollar interest rates. The U.S. dollar swap transactions obligate HLLC to pay fixed amounts ranging from 4.3% to 6.6% of the notional amount in exchange for LIBOR-based floating amounts. As of December 31, 2004, Advanced Materials had not entered into any interest rate agreements. We do not hedge our interest rate exposure in a manner that would eliminate the effects of changes in market interest rates on our cash flow and earnings.

We finance certain of our non-U.S. subsidiaries with intercompany loans. In some cases, these loans are denominated in currencies other than the subsidiaries' functional currency. Foreign currency transaction gains and losses on intercompany loans that are expected to be repaid in the foreseeable future are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are not expected to be repaid in the foreseeable future ("Permanent Loans") are recorded in other comprehensive income. As a result of our review of certain of our intercompany loans in the first quarter of 2005, we have increased the amount of our Permanent Loans. We expect that this will result in less foreign currency transaction gains and losses reflected in earnings.

Interest Rates

As of December 31, 2004, the estimated value of our consolidated debt was approximately $6.8 billion and the weighted average interest rate of our combined borrowings was approximately 9.5%. Pro forma for the application of proceeds from our initial public offering of common and preferred stock, the weighted average interest rate of our combined borrowings as of December 31, 2004 is 7.8%. As of December 31, 2004, we had combined outstanding variable rate borrowings at HLLC, HI and AdMat of approximately $2.5 billion. The weighted average interest rate of these borrowings was approximately 5.7%. This weighted average rate does not consider the effects of interest rate hedging activities. Assuming a 1.0% increase in interest rates, without giving effect to interest rate hedges, the effect on the annual interest expense would be an increase of approximately $25 million. This increase would be reduced by approximately $1.8 million on an annualized basis, as a result of the effects of the interest rate swap transactions described above.

Commodity Prices

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for finished products are generally at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. In order to reduce overall raw material cost volatility, from time to time we enter into various commodity contracts to hedge our purchase of commodity products. We do not hedge our commodity exposure in a manner that would eliminate the effects of changes in commodity prices on our cash flows and earnings. At December 31, 2004, we had forward purchase and sale contracts for 66,000 tonnes of naphtha and 124,000 tonnes of other hydrocarbons, which do not qualify for hedge accounting. Assuming a 10% increase or a 10% decrease in the price per tonne of naphtha, the impact on the forward purchase contracts would result in losses or gains of approximately $2.2 million, respectively.

RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Huntsman Corporation ("Company") management is responsible for the preparation, accuracy and integrity of the consolidated financial statements and other financial information included in this Annual Report. This responsibility includes preparing the statements in accordance with accounting principles generally accepted in the United States of America and necessarily includes estimates based upon management's best judgment.

To help ensure the accuracy and integrity of Company financial data, management maintains internal controls which are designed to provide reasonable assurance that transactions are executed as authorized, that they are accurately recorded and that assets are properly safeguarded. It is essential for all Company employees to conduct their business affairs in keeping with the highest ethical standards as outlined in our code of conduct policy, "Business Conduct Guidelines." Careful selection of employees, and appropriate divisions of responsibility also help us to achieve our control objectives.

The consolidated balance sheets of Huntsman Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit), and cash flows for the years ended December 31, 2004, 2003 and 2002 have been audited by the Company's independent registered public accounting firm Deloitte & Touche LLP. Their report is shown on page 54.

The Board of Directors oversees the adequacy of the Company's control environment. Representatives of the Audit Committee meet periodically with representatives of Deloitte & Touche LLP, internal financial management and the internal auditor to review accounting, control, auditing and financial reporting matters. The independent registered public accounting firm and the internal auditor also have full and free access to meet privately with the Audit Committee.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Huntsman Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Huntsman Corporation, the ultimate parent of Huntsman LLC (formerly Huntsman Corporation), and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, members' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Huntsman Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements of Huntsman Corporation presented herein, the consolidated financial statements reflect the financial position and results of operations and cash flows as if Huntsman LLC (formerly Huntsman Corporation) and Huntsman Corporation were combined for all periods presented.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of computing depreciation for certain assets effective January 1, 2003. In addition, the Company adopted Statements of Financial Accounting Standards Nos. 141 and 142 effective January 1, 2002.

Deloitte & Touche LLP

Houston, Texas
March 14, 2005 (September 21, 2005 as to the effects of the discontinued operations described in Note 27)

CONSOLIDATED
BALANCE SHEETS

(Dollars in Millions)	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 243.2	$ 197.8
Restricted cash	8.9	10.5
Accounts and notes receivables (net of allowance for doubtful accounts of $25.8 and $26.5, respectively)	1,528.3	1,096.1
Accounts receivable from affiliates	12.1	6.6
Inventories	1,253.9	1,039.3
Prepaid expenses	45.0	39.6
Deferred income taxes	11.9	14.7
Other current assets	95.8	108.3
Total current assets	3,199.1	2,512.9
Property, plant and equipment, net	5,150.9	5,079.3
Investment in unconsolidated affiliates	170.9	158.0
Intangible assets, net	245.6	316.8
Goodwill	3.3	3.3
Deferred income taxes	34.5	28.8
Notes receivable from affiliates	23.6	25.3
Other noncurrent assets	608.6	613.0
Total assets	$ 9,436.5	$ 8,737.4
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 992.0	$ 812.0
Accounts payable to affiliates	30.6	20.1
Accrued liabilities	782.1	702.0
Deferred income taxes	10.8	15.1
Current portion of long-term debt	37.5	135.8
Current portion of long-term debt—affiliates	—	1.3
Total current liabilities	1,853.0	1,686.3
Long-term debt	6,221.1	5,737.5
Long-term debt—affiliates	40.9	35.5
Deferred income taxes	217.9	234.8
Other noncurrent liabilities	745.3	584.7
Total liabilities	9,078.2	8,278.8
Minority interests in common stock of consolidated subsidiary	36.8	30.5
Warrants issued by consolidated subsidiary	128.7	128.7
Redeemable preferred members' interest	574.8	487.1
Commitments and contingencies (Notes 20 and 22)		
Stockholders' equity (deficit):		
Preferred members' interest (liquidation preference of $513.3)	195.7	194.4
Common members' interest:		
Class A units, 10,000,000 issued and outstanding, no par value	—	—
Class B units, 10,000,000 issued and outstanding, no par value	—	—
Additional paid-in capital	712.5	800.2
Accumulated other comprehensive income	181.0	61.2
Accumulated deficit	(1,471.2)	(1,243.5)
Total stockholders' deficit	(382.0)	(187.7)
Total liabilities and stockholders' deficit	$ 9,436.5	$ 8,737.4

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

(Dollars in Millions)	Year Ended December 31,		
	2004	2003	2002
Revenues:			
Trade sales	$11,378.5	$6,927.9	$2,494.8
Related party sales	47.9	90.7	166.2
Total revenues	11,426.4	7,018.6	2,661.0
Cost of goods sold	10,022.0	6,308.2	2,421.0
Gross profit	1,404.4	710.4	240.0
Expenses:			
Selling, general and administrative	694.8	482.8	151.9
Research and development	83.0	65.6	23.8
Other operating income	(80.9)	(55.0)	(1.0)
Restructuring and plant closing costs (credits)	299.3	37.9	(1.0)
Total expenses	996.2	531.3	173.7
Operating income	408.2	179.1	66.3
Interest expense	(607.2)	(428.3)	(195.0)
Interest (expense) income—affiliate	(5.4)	19.2	13.1
Loss on sale of accounts receivable	(15.6)	(20.4)	—
Equity in income (losses) of investment in unconsolidated affiliates	4.0	(37.5)	(31.4)
Other expense	(25.8)	—	(7.6)
Loss from continuing operations before income tax benefit, minority interest and accounting change	(241.8)	(287.9)	(154.6)
Income tax (benefit) expense	(29.1)	30.8	8.5
Loss from continuing operations before minority interest and accounting change	(212.7)	(318.7)	(163.1)
Minority interest in subsidiaries' (income) loss	(7.2)	1.5	(28.8)
Loss from continuing operations before accounting change	(219.9)	(317.2)	(191.9)
Loss from discontinued operations, net of tax	(7.8)	(2.6)	—
Loss before accounting change	(227.7)	(319.8)	(191.9)
Cumulative effect of accounting change	—	—	169.7
Net loss	(227.7)	(319.8)	(22.2)
Preferred members' interest dividend	(87.7)	(74.3)	(17.8)
Net loss available to common stockholders	$ (315.4)	$ (394.1)	$ (40.0)
Net loss	$ (227.7)	$ (319.8)	$ (22.2)
Other comprehensive income	70.5	241.6	10.2
Comprehensive loss	$ (157.2)	$ (78.2)	$ (12.0)
Basic and diluted loss per share:			
Loss from continuing operations before accounting change	$ (1.40)	$ (1.78)	$ (0.95)
Loss from discontinued operations, net of tax	(0.03)	(0.01)	—
Cumulative effect of accounting change	—	—	0.77
Net loss	$ (1.43)	$ (1.79)	$ (0.18)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(Dollars in Millions)	Common Stock	Preferred Members' Interest	Class A Common Members' Interest	Class B Common Members' Interest	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total	Mandatorily Redeemable Preferred Members' Interest
Balance, January 1, 2002	$ 181.0	$ 100.0	$ —	$ —	$ —	$ (901.5)	$(141.3)	$(761.8)	$ —
Recapitalization and member contribution for/of:									
Initial capitalization of Huntsman Holdings	(181.0)	(100.0)	—	—	274.0	—	—	(7.0)	7.0
Exchange of debt for equity	—	—	—	—	361.7	—	—	361.7	391.4
Expense of exchange of debt	—	—	—	—	(4.9)	—	—	(4.9)	(5.2)
Acquisition of minority interests in affiliates (Note 1)	—	—	—	—	71.1	—	—	71.1	—
Notes receivable from HIH and payable to ICI	—	—	—	—	169.7	—	—	169.7	—
Cash contribution	—	—	—	—	3.4	—	—	3.4	—
Net loss	—	—	—	—	—	(22.2)	—	(22.2)	—
Other comprehensive income							10.2	10.2	1.8
Dividends accrued on mandatorily redeemable preferred members' interest	—	—	—	—	(17.8)	—	—	(17.8)	17.8
Balance, December 31, 2002	—	—	—	—	857.2	(923.7)	(131.1)	(197.6)	412.8
Acquisition of subsidiary at less carrying amount	—	—	—	—	19.5	—	—	19.5	—
Distribution to member	—	—	—	—	(2.2)	—	—	(2.2)	—
Preferred shares issued in exchange for investment in Advanced Materials	—	194.4	—	—	—	—	—	194.4	—
Net loss	—	—	—	—	—	(319.8)	—	(319.8)	—
Other comprehensive income	—	—	—	—	—	—	241.6	241.6	—
Accumulated other comprehensive loss of HIH at May 1, 2003 (date of consolidation)	—	—	—	—	—	—	(49.3)	(49.3)	—
Dividends accrued on mandatorily redeemable preferred members' interest	—	—	—	—	(74.3)	—	—	(74.3)	74.3
Balance, December 31, 2003	—	194.4	—	—	800.2	(1,243.5)	61.2	(187.7)	487.1
Net loss	—	—	—	—	—	(227.7)	—	(227.7)	—
Purchase accounting adjustment	—	1.3	—	—	—	—	49.3	50.6	—
Other comprehensive income	—	—	—	—	—		70.5	70.5	—
Dividends accrued on redeemable preferred members' interest	—	—	—	—	(87.7)	—	—	(87.7)	87.7
Balance, December 31, 2004	$ —	$ 195.7	$ —	$ —	$712.5	$(1,471.2)	$ 181.0	$(382.0)	$574.8

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF
CASH FLOWS

	Year Ended December 31,		
(Dollars in Millions)	**2004**	2003	2002
Cash Flows From Operating Activities:			
Net loss	**$(227.7)**	$(319.8)	$ (22.2)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Cumulative effect of accounting change	**—**	—	(169.7)
Equity in (income) losses of investment in unconsolidated affiliates	**(4.0)**	37.5	31.4
Depreciation and amortization	**536.8**	353.4	152.7
Provision for losses on accounts receivable	**0.7**	11.3	(1.8)
Non-cash restructuring and plant closing charges (credits)	**138.0**	9.7	(5.3)
Loss (gain) on disposal of plant and equipment	**2.4**	2.4	0.5
Loss on early extinguishment of debt	**25.6**	—	6.7
Noncash interest expense	**160.6**	111.8	7.6
Noncash interest on affiliate debt	**5.4**	(21.1)	(13.1)
Deferred income taxes	**(64.5)**	(3.6)	—
Unrealized gains on foreign currency transactions	**(111.7)**	(58.3)	—
Minority interests in subsidiaries income (loss)	**6.2**	(1.5)	28.8
Other	**(13.0)**	—	—
Changes in operating assets and liabilities (net of acquisitions):			
Accounts and notes receivables	**(200.4)**	81.0	(48.2)
Change in receivables sold, net	**(90.0)**	(11.5)	—
Inventories	**(158.9)**	87.8	1.3
Prepaid expenses	**31.0**	(2.8)	(12.3)
Other current assets	**45.4**	(15.9)	—
Other noncurrent assets	**(49.0)**	(24.3)	(6.4)
Accounts payable	**49.8**	(71.5)	56.9
Accrued liabilities	**91.4**	71.5	67.5
Other noncurrent liabilities	**6.7**	(10.7)	14.3
Net cash provided by operating activities	**180.8**	225.4	88.7
Investing Activities:			
Capital expenditures	**(226.6)**	(191.0)	(70.2)
Proceeds from sale of plant & equipment	**5.2**	0.3	—
Cash paid for intangible asset	**—**	(2.3)	—
Advances to unconsolidated affiliates	**(21.9)**	(7.8)	(7.5)
Net borrowings under revolving loan facilities	**2.1**	—	—
Net cash received from unconsolidated affiliates	**8.6**	—	—
Acquisition of minority interest	**—**	(286.0)	—
Loans and other assets	**1.0**	—	
Change in restricted cash	**1.6**	(1.4)	53.2
Cash portion of AdMat acquisition	**—**	(397.6)	—
Purchase of Vantico senior notes	**—**	(22.7)	—
Net cash used in investing activities	**$(230.0)**	$(908.5)	$ (24.5)

(Dollars in Millions)	Year Ended December 31, 2004	2003	2002
Financing Activities:			
Net borrowings (repayment) under revolving loan facilities	$ 113.8	$ (201.4)	$ 32.1
Net (repayment) borrowings on overdraft	(10.6)	7.5	—
Repayment of long-term debt	(2,489.4)	(426.6)	(121.6)
Proceeds from long-term debt	2,515.3	1,288.6	—
Repayment of note payable	(19.6)	(105.7)	—
Proceeds from issuance of subsidiary warrants	—	130.0	—
Cash paid for reacquired subsidiary warrants	—	(1.3)	—
Proceeds from subordinated note issued to an affiliated entity	—	—	—
Shares of subsidiary issued to minority interests for cash	5.4	1.7	—
Cost of raising subsidiary equity capital	—	(10.1)	—
Debt issuance costs	(35.5)	(58.2)	(16.6)
(Distribution to) capital contribution from members	—	(2.2)	5.2
Cash contributed to subsidiary later exchanged for preferred tracking stock	—	164.4	—
Repayments of senior notes	(333.4)	—	—
Issuance of senior notes	354.5	—	—
Cash acquired in acquisition of equity method affiliate	—	—	7.9
Costs of early extinguishment of debt	(17.0)	—	—
Net cash provided by (used in) financing activities	83.5	786.7	(93.0)
Effect of exchange rate changes on cash	11.1	9.5	3.6
Increase (decrease) in cash and cash equivalents	45.4	113.1	(25.2)
Cash and cash equivalents at beginning of period	197.8	22.5	47.7
Cash and cash equivalents of HIH at May 1, 2003 (date of consolidation)	—	62.2	—
Cash and cash equivalents at end of period	$ 243.2	$ 197.8	$ 22.5
Supplemental cash flow information:			
Cash paid for interest	$ 455.6	$ 263.9	$ 104.4
Cash paid for (received from) income taxes	29.2	8.4	(1.5)

See accompanying notes to consolidated financial statements.

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Description of Business

Huntsman Corporation (the "Company" and, unless the context otherwise requires, including its predecessors and subsidiaries) is a global manufacturer and marketer of differentiated and commodity chemicals. The Company produces a wide range of products for a variety of global industries, including the chemical, plastics, automotive, aviation, footwear, paints and coatings, construction, technology, agriculture, healthcare, consumer products, textile, furniture, appliance and packaging industries. The Company operates at facilities located in North America, Europe, Asia, Australia, South America and Africa. The Company's business is organized into six reportable operating segments: Polyurethanes, Advanced Materials, Performance Products, Pigments, Polymers and Base Chemicals.

Certain Definitions

In this report, "HMP" refers to HMP Equity Holdings Corporation (a 100% owned subsidiary of the Company) and, unless the context otherwise requires, its subsidiaries, "HLLC" or "Huntsman LLC" refers to Huntsman LLC (a 100% owned subsidiary of HMP) and, unless the context otherwise requires, its subsidiaries, "Huntsman Polymers" refers to Huntsman Polymers Corporation (a 100% owned subsidiary of HLLC) and, unless the context otherwise requires, its subsidiaries, "Huntsman Specialty" refers to Huntsman Specialty Chemicals Corporation (a 100% owned subsidiary of HLLC), "HCCA" refers to Huntsman Chemical Company Australia Pty. Ltd. (a 100% owned indirect subsidiary of HLLC) and, unless the context otherwise requires, its subsidiaries, "HIH" refers to Huntsman International Holdings LLC (a subsidiary, which as of February 16, 2005, is owned 58% by the Company and 42% by Huntsman LLC) and, unless the context otherwise requires, its subsidiaries, "HI" refers to Huntsman International LLC (a 100% owned subsidiary of HIH) and, unless the context otherwise requires, its subsidiaries, "AdMat" refers to Huntsman Advanced Materials LLC (a 90.3% owned indirect subsidiary of the Company) and, unless the context otherwise requires, its subsidiaries, "Vantico" refers to Vantico Group S.A. (a 100% owned subsidiary of AdMat) and, unless the context otherwise requires, its subsidiaries, "Investments Trust" refers to HMP Equity Trust (59% holder of the common stock of the Company), "Huntsman Family Holdings" refers to Huntsman Family Holdings LLC (an owner with MatlinPatterson of Investments Trust), "MatlinPatterson" refers to MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and MatlinPatterson Global Opportunities Partners B L.P. (collectively, an owner with Huntsman Family Holdings of Investments Trust), and "ICI" refers to Imperial Chemical Industries PLC (a former indirect owner of certain of HIH's membership interests) and its subsidiaries.

Company

The Company was formed in 2004 to hold, among other things, the equity interests of Huntsman LLC and AdMat. The formation was between entities under common control. The transfer of the net assets of Huntsman LLC and AdMat was recorded at historical carrying value. The consolidated financial statements of the Company presented herein reflect the financial position, results of operations and cash flows as if Huntsman LLC, AdMat and the Company were combined for all periods presented.

On February 16, 2005, the Company completed an initial public offering of 55,681,819 shares of its common stock sold by it and 13,579,546 shares of its common stock sold by a selling stockholder, in each case at a price to the public of $23 per share, and 5,750,000 shares of its 5% mandatory convertible preferred stock sold by it at a price to the public of $50 per share. Each share of preferred stock will be convertible into between approximately 1.77 and approximately 2.17 shares of the Company's common stock, subject to anti-dilution adjustments, depending upon the trading price of its common stock prior to the third anniversary of the initial public offering. This will result in between approximately 10.2 million and approximately 12.5 million additional shares of the Company's common stock outstanding upon conversion.

The net proceeds to the Company from its initial public offering of common and preferred stock were approximately $1,500 million, substantially all of which are being used to repay outstanding indebtedness of certain of the Company's subsidiaries, including HMP, Huntsman LLC and HIH, as follows:

- On February 16, 2005, the Company used $41.6 million of net proceeds from the offering to redeem in full the subordinated note due Horizon Ventures LLC.
- On February 28, 2005, the Company used $1,216.7 million of net proceeds from the offering, along with $35.0 million in available cash, to redeem
  - all of the outstanding 15% senior secured discount notes due 2008 of HMP (the "HMP Senior Discount Notes");
  - $452.3 million of the outstanding 13.375% senior discount notes due 2009 of HIH (the "HIH Senior Discount Notes"); and
  - $159.4 million of the outstanding 11.625% senior secured notes due 2010 of Huntsman LLC (the "HLLC Senior Secured Notes").

- On March 14, 2005, the Company expects to use $151.7 million of net cash proceeds from the offering to redeem the remaining outstanding HIH Senior Discount Notes, $78.0 million of the outstanding 11.5% senior notes due 2012 of Huntsman LLC (the "HLLC Senior Notes") and to pay $7.8 million to HMP warrant holders for a consent fee pursuant to an amendment in connection with the Reorganization Transaction. On March 17, 2005, the Company expects to use $26.8 million of the net cash proceeds from the offering to redeem an additional $24.0 million of the HLLC Senior Notes.

In connection with the repayment of indebtedness discussed above, the Company expects to record a loss on early extinguishment of debt in the first quarter of 2005 of approximately $235 million.

In connection with the completion of its initial public offering, the Company consummated a reorganization transaction (the "Reorganization Transaction"). In the Reorganization Transaction, the Company's predecessor, Huntsman Holdings, became its wholly owned subsidiary, and the existing beneficial holders of the common and preferred membership interests of Huntsman Holdings received shares of common stock in exchange for their interests.

As a result of the Company's cash contributions that were used to redeem the HIH Senior Discount Notes and its contribution to HIH of the senior subordinated reset discount notes due 2009 of HIH that were originally issued to ICI (the "HIH Senior Subordinated Discount Notes"), the Company's ownership interest in HIH increased from 40% to 58%, and, accordingly, Huntsman LLC's interest in HIH decreased from 60% to 42%.

In connection with its initial public offering and as part of the Reorganization Transaction, the Company exercised its right under the outstanding warrants to purchase common stock of HMP (the "HMP Warrants") to require that all the HMP Warrants and any shares of HMP equity securities issued upon exercise of the HMP Warrants be exchanged for newly issued shares of the Company's common stock. Under the terms of the HMP Warrants, an aggregate of approximately 16.9 million shares of the Company's common stock will be issued in exchange for the outstanding HMP Warrants on March 14, 2005.

Investments Trust holds approximately 59% of the Company's common stock. Jon M. Huntsman and Peter R. Huntsman control the voting of the shares of the Company's common stock held by Investments Trust. However, the shares of common stock held by Investments Trust will not be voted in favor of certain fundamental corporate actions without the consent of MatlinPatterson, through its representatives David J. Matlin or Christopher R. Pechock, and Jon M. Huntsman and Peter R. Huntsman have agreed to cause all of the shares of common stock held by Investments Trust to be voted in favor of the election to the Company's board of directors of two nominees designated by MatlinPatterson.

The Company operates its businesses through three principal operating subsidiaries: Huntsman LLC, HIH and AdMat. Each of the Company's principal operating subsidiaries is separately financed, its debt is non-recourse to the Company (with the exception of certain limited guarantees executed by the Company in connection with the construction financing of certain manufacturing facilities in China), and the Company has no contractual obligations to fund its respective operations. Moreover, the debt of Huntsman LLC is non-recourse to HIH and AdMat, the debt of HIH is non-recourse to Huntsman LLC and AdMat, and the debt of AdMat is non-recourse to Huntsman LLC and HIH.

HLLC Restructuring

Prior to September 30, 2002, Huntsman LLC was owned by members of the Huntsman family and by certain affiliated entities. On September 30, 2002, Huntsman LLC and its subsidiary, Huntsman Polymers, completed debt for equity exchanges (the "HLLC Restructuring"). Pursuant to the HLLC Restructuring, the Huntsman family contributed all their equity interests in Huntsman LLC and its subsidiaries, including minority interests acquired from Consolidated Press Holdings Limited ("Consolidated Press") and the interests described in the second following paragraph, to the Company in exchange for equity interests in the Company. MatlinPatterson and Consolidated Press exchanged approximately $679 million in principal amount of Huntsman LLC's outstanding subordinated notes and Huntsman Polymers' outstanding senior notes they held into equity interests in the Company. There was also approximately $84 million in accrued interest that was cancelled as a result of the exchange. The net book value of the $763 million of principal and accrued interest, after considering debt issuance costs, was $753 million. The Company contributed its investment in Huntsman LLC to HMP.

In the HLLC Restructuring, the effective cancellation of debt was recorded as a capital contribution because MatlinPatterson and Consolidated Press received equity of the Company in exchange. The fair value of the equity received approximated the carrying value of the debt exchanged. No gain was recorded on the HLLC Restructuring.

As mentioned above, on September 30, 2002, the Company effectively acquired the following interests:

- The remaining 20% interest in JK Holdings Corporation and the remaining 20% interest in Huntsman Surfactants Technology Corporation, both previously accounted for as consolidated subsidiaries;
- The remaining 50% interest in Huntsman Chemical Australia Unit Trust ("HCA Trust") and HCPH Holdings Pty Limited ("HCPH"), formerly accounted for as an investment in unconsolidated affiliates using equity method accounting; and
- The remaining 19.9% interest in Huntsman Specialty Chemicals Holdings Corporation ("HSCHC").

The Company accounted for the acquisition of the minority interests as an equity contribution with a value of $71.1 million (including cash of $7.9 million and net of debt assumed of $35.3 million).

Also related to the HLLC Restructuring, in June 2002, MatlinPatterson entered into an agreement with ICI (the "Option Agreement"). The Option Agreement provided BNAC, Inc. ("BNAC"), then a MatlinPatterson subsidiary, with an option to acquire the ICI subsidiary that held a 30% membership interest in HIH (the "ICI 30% Interest") on or before May 15, 2003 upon the payment of $180 million plus accrued interest from May 15, 2002, and subject to completion of the purchase of the HIH Senior Subordinated Discount Notes. Concurrently, BNAC paid ICI $160 million to acquire the HIH Senior Subordinated Discount Notes, subject to certain conditions, including the obligation to make an additional payment of $100 million plus accrued interest to ICI. The HIH Senior Subordinated Discount Notes were pledged to ICI as collateral security for such additional payment. BNAC's sole business purpose was to acquire both the HIH Senior Subordinated Discount Notes and the ICI 30% Interest, and to participate in the HLLC Restructuring.

In connection with the HLLC Restructuring, all the shares in BNAC were contributed to HMP. The Company caused BNAC to be merged into HMP. As a result of its merger with BNAC, HMP held the interests formerly held by BNAC in the HIH Senior Subordinated Discount Notes and the option to acquire the subsidiary of ICI that held the ICI 30% Interest. The HIH Senior Subordinated Discount Notes were valued at $273.1 million (including accrued interest of $13.2 million) and the note payable to ICI of $103.5 million (including accrued interest of $3.5 million) was recorded by the Company. The net contribution to HMP of $169.7 million (the $160 million paid by BNAC for the HIH Senior Subordinated Discount Notes plus net accrued interest) was accounted for as an equity contribution.

HIH Consolidation Transaction

Prior to May 9, 2003, the Company owned, indirectly, approximately 61% of the membership interests of HIH. The Company accounted for its investment in HIH on the equity method due to the significant management participation rights formerly granted to ICI pursuant to the HIH limited liability company agreement. On May 9, 2003, the Company's indirect subsidiary, HMP, exercised the option under the Option Agreement and purchased the ICI subsidiary that held ICI's 30% membership interest in HIH, and, at that time, HMP also purchased approximately 9% of the HIH membership interests held by institutional investors (the "HIH Consolidation Transaction"). The total consideration paid in connection with the HIH Consolidation Transaction was approximately $286 million. As a result of the HIH Consolidation Transaction, the Company (indirectly through HMP and its subsidiaries) owns 100% of the HIH membership interests. Accordingly, as of May 1, 2003, HIH is a consolidated subsidiary of the Company and is no longer accounted for on an equity basis.

The Company accounted for the acquisition using the purchase method. Accordingly, the results of operation and cash flows of the acquired interests were consolidated with those of the Company beginning in May 2003. During the second quarter of 2004, the Company finalized the allocation of the purchase price. As part of its final purchase price allocation, the Company valued the related pension liabilities, recorded deferred taxes and reclassified certain other amounts resulting in a corresponding increase in property, plant and equipment of approximately $286 million. The following is a summary of the final allocation of the purchase price to assets acquired and liabilities assumed (dollars in millions):

Current assets	$ 533.6
Property, plant and equipment, net	1,605.9
Noncurrent assets	194.5
Current liabilities	(344.3)
Long-term debt	(1,427.6)
Deferred taxes	(145.4)
Noncurrent liabilities	(130.7)
Cash paid for acquisition	$ 286.0

AdMat Acquisition

On June 30, 2003, the Company, MatlinPatterson, SISU Capital Ltd. ("SISU"), Huntsman Group Inc., and Morgan Grenfell Private Equity Limited ("MGPE") completed a restructuring and business combination involving Vantico, whereby ownership of the equity of Vantico was transferred to AdMat in exchange for substantially all of the issued and outstanding Vantico senior notes ("Vantico Senior Notes") and approximately $165 million of additional equity (the "AdMat Transaction"). The Company entered into the AdMat Transaction in order to expand its liquid epoxy resins product lines and to integrate its polyurethanes products into liquid epoxy resins. In connection with the AdMat Transaction, AdMat issued $250 million aggregate principal amount of its 11% senior secured notes due 2010 (the "AdMat Fixed Rate Notes") and $100 million aggregate principal amount of its senior secured floating rate notes due 2008 at a discount of 2%, or for $98 million (the "AdMat Floating Rate Notes" and, collectively with the AdMat Fixed Rate Notes, the "AdMat Senior Secured Notes"). Proceeds from the issuance of the AdMat Senior Secured Notes, along with a portion of the additional equity, were used to purchase 100% of the Vantico senior secured credit facilities (the "Vantico Credit Facilities"). Also in connection with the AdMat Transaction, AdMat entered into a $60 million senior secured revolving credit facility (the "AdMat Revolving Credit Facility"). The AdMat Transaction was completed as follows:

- MatlinPatterson and SISU, as holders of the majority of the Vantico Senior Notes, exchanged their Vantico Senior Notes for equity in AdMat Holdings;
- MatlinPatterson and SISU contributed cash and a short-term bridge loan to Vantico, with a total value of approximately $165 million, prior to June 30, 2003 for equity of AdMat Holdings;

- MGPE exchanged its interest as lender under an existing bridge loan to Vantico for equity in AdMat Holdings;
- AdMat Holdings contributed cash, its interest in the bridge loan and the Vantico Senior Notes, valued at $67.8 million, to AdMat in exchange for equity of AdMat;
- AdMat acquired substantially all of the remaining Vantico Senior Notes for cash of $22.7 million;
- As part of acquisition of Vantico, AdMat was required to purchase 100% of the outstanding Vantico Credit Facilities and other credit facilities, including a revolving credit facility and a restructuring facility;
- AdMat exchanged substantially all the Vantico Senior Notes and its interest under the bridge loan, valued at $67.8 million, for equity in Vantico, acquiring all of the outstanding equity interests in Vantico;
- MatlinPatterson formed AdMat Investment and contributed all of its equity in AdMat Holdings to AdMat Investment in return for preferred equity with a liquidation preference of $513.3 million and all of the common equity of AdMat Investment;
- MatlinPatterson transferred its preferred and common equity in AdMat Investment to the Company, and the Company then contributed the preferred and common equity in AdMat Investment to Huntsman Group Inc. The value assigned to the preferred membership units was equal to the fair value of the net assets acquired as shown below:

Cash	$164.4
Vantico Senior Notes	67.8
MatlinPatterson contributed assets	232.2
Acquisition subsidiary organization costs	(10.1)
Purchase accounting adjustments	1.5
Minority interest	(29.2)
Preferred members' interest as of December 31, 2003	194.4
Purchase accounting adjustment	1.3
Preferred members' interest at December 31, 2004	$195.7

- HGI owns the preferred equity of AdMat Investment and contributed the common equity of AdMat Investment to us.

The AdMat Transaction has been accounted for as follows:

- For financial reporting purposes, the equity contribution of the AdMat Investment equity of $195.7 million has been allocated to preferred members' interest.
- For financial reporting purposes, the 9.7% of AdMat Holdings not owned by the Company is shown in the accompanying consolidated balance sheet as "Minority interest in common stock of consolidated subsidiary" of $29.2 million.
- The results of operations of AdMat Investment for the six months ended December 31, 2003 and the year ended December 31, 2004 are included in the consolidated statements of operations.

There were no contingent payments or commitments in connection with the AdMat Transaction. The total purchase price of AdMat was derived from the fair value of equity exchanged or debt instruments acquired as follows (dollars in millions):

Cash paid for the Vantico Credit Facilities and other credit facilities	$431.3
Equity issued for Vantico Senior Notes	67.8
Cash paid for Vantico Senior Notes	22.7
Total purchase price of AdMat	$521.8

The Company has completed its allocation of the purchase price to the assets and liabilities of AdMat, which is summarized as follows (dollars in millions):

Current assets	$ 415.8
Current liabilities	(242.4)
Property, plant and equipment, net	397.9
Intangible assets, net	37.0
Deferred taxes	(8.6)
Other noncurrent assets	44.2
Other noncurrent liabilities	(122.1)
Total purchase price of AdMat	521.8
Minority interest	(29.2)
Preferred members' interest	(195.7)
Net assets acquired	$ 296.9

The acquired intangible assets represent trademarks and patents which have a weighted-average useful life of approximately 15–30 years. The following table reflects the Company's results of operations on a pro forma basis as if the business combination of HIH and AdMat had been completed at the beginning of the periods presented utilizing HIH and AdMat's historical results (dollars in millions, except per unit amounts):

	2003	2002
Revenue	$9,190.1	$8,012.2
Loss before minority interest and cumulative effect of accounting change	(367.0)	(359.3)
Net loss	(395.6)	(166.8)
Net loss per common share	(1.79)	(0.76)

The pro forma information is not necessarily indicative of the operating results that would have occurred had the HIH Consolidation Transaction and the AdMat Transaction been consummated at the beginning of the period presented, nor are they necessarily indicative of future operating results.

The HIH Consolidation Transaction and the AdMat Transaction have resulted in changes in the Company's operating segments. Prior to the HIH Consolidation Transaction, the Company reported its operations through three principal operating segments. After the HIH Consolidation Transaction but prior to the AdMat Transaction, the Company reported its operations through five segments. The Company now reports its operations through six segments: Polyurethanes, Advanced Materials, Performance Products, Pigments, Polymers and Base Chemicals.

On March 19, 2004, the Company acquired MGPE's 2.1% equity in AdMat Holdings for $7.2 million.

As of December 31, 2004, the Company owned approximately 90% of AdMat Holdings, directly and indirectly. The remaining approximately 10% of the equity of AdMat Holdings is owned by unrelated third parties.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its majority wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company generates substantially all of its revenues through sales in the open market and long-term supply agreements. The Company recognizes revenue when it is realized or realizable, and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured, and pricing is fixed or determinable. This occurs at the time shipment is made.

Cost of Goods Sold

The Company classifies the costs of manufacturing and distributing its products as cost of goods sold. Manufacturing costs include variable costs, primarily raw materials and energy, and fixed expenses directly associated with production. Manufacturing costs include, among other things, plant site operating costs and overhead, production planning and logistics costs, repair and maintenance costs, plant site purchasing costs, and engineering and technical support costs. Distribution, freight and warehousing costs are also included in cost of goods sold.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in checking accounts and cash in short-term highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Securitization of Accounts Receivable

HI securitizes certain trade receivables in connection with a revolving accounts receivable securitization program in which HI grants a participating undivided interest in certain of its trade receivables to a qualified off-balance sheet entity. HI retains the servicing rights and a retained interest in the securitized receivables. Losses are recorded on the sale and are based on the carrying value of the receivables as allocated between the receivables sold and the retained interests and their relative fair value at the date of the transfer. Retained interests are subsequently carried at fair value which is estimated based on the present value of expected cash flows, calculated using management's best estimates of key assumptions including credit losses and discount rates commensurate with the risks involved. For more information, see "Note 11. Securitization of Accounts Receivable."

Inventories

Inventories are stated at the lower of cost or market, with cost determined using last-in first-out, first-in first-out, and average costs methods for different components of inventory.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives or lease term as follows:

Buildings and equipment	10–60 years
Plant and equipment	3–25 years
Furniture, fixtures and leasehold improvements	5–20 years

Until January 1, 2003, approximately $1.3 billion of the total plant and equipment was depreciated using the straight-line method on a group basis at a 4.7% composite rate. When capital assets representing complete groups of property were disposed of, the difference between the disposal proceeds and net book value was credited or charged to income. When miscellaneous assets were disposed of, the difference between asset costs and salvage value was charged or credited to accumulated depreciation. Effective January 1, 2003, the Company changed its method of accounting for depreciation for the assets previously recorded on a group basis to the component method. Specifically, the net book value of all the assets on January 1, 2003 were allocated to individual components and are being depreciated over their remaining useful lives and gains and losses are recognized when a component is retired. This change encompassed both a change in accounting method and a change in estimate and resulted in a decrease to depreciation expense for the year ended December 31, 2003 by $43.0 million. The change from the group method to the composite method was made in order to reflect more precisely overall depreciation expense based on the lives of individual components rather than overall depreciation expense based on the average lives for large groups of related assets.

Interest expense capitalized as part of plant and equipment was $6.7 million, $5.1 million and $3.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Periodic maintenance and repairs applicable to major units of manufacturing facilities are accounted for on the prepaid basis by capitalizing the costs of the turnaround and amortizing the costs over the estimated period until the next turnaround. Normal maintenance and repairs of plant and equipment are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the useful life of the assets are capitalized, and the assets replaced, if any, are retired.

Investment in Unconsolidated Affiliates

Investments in companies in which the Company exercises significant management influence are accounted for using the equity method.

Intangible Assets and Goodwill

Intangible assets are stated at cost (fair value at the time of acquisition) and are amortized using the straight-line method over the estimated useful lives or the life of the related agreement as follows:

Patents and technology	5–30 years
Trademarks	15–30 years
Licenses and other agreements	5–15 years
Other intangibles	5–15 years

Prior to January 2002, the Company amortized goodwill over periods ranging from 10–20 years. Effective January 1, 2002, the Company ceased amortizing goodwill in accordance with SFAS No. 142. All goodwill is recorded within the Base Chemicals segment.

Other Noncurrent Assets

Other noncurrent assets consist primarily of spare parts, deferred debt issuance costs, employee benefit assets and capitalized turnaround costs. Debt issuance costs are amortized using the interest method over the term of the related debt.

Carrying Value of Long-Term Assets

Upon the occurrence of a triggering event, the Company evaluates the carrying value of long-term assets based upon current and anticipated undiscounted cash flows and recognizes an impairment when such estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. Fair value is generally estimated by discounting estimated future cash flows using a discount rate commensurate with the risks involved. See "Note 10. Restructuring and Plant Closing Costs."

Financial Instruments

The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying value of the senior secured credit facilities of the Company's subsidiaries approximates fair value since they bear interest at a variable rate plus an applicable margin. The fair value of the fixed rate and floating rate notes of the Company's subsidiaries is estimated based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. See "Note 22. Fair Value of Financial Instruments."

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. The Company evaluates the resulting deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances have been established against the entire U.S. and a material portion of the non-U.S. deferred tax assets due to an uncertainty of realization. Valuation allowances are reviewed each period on a tax jurisdiction by jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets.

Subsequent to the AdMat Transaction, substantially all non-U.S. operations of AdMat are treated as the Company's branches for U.S. income tax purposes and are, therefore, subject to both U.S. and non-U.S. income tax. Until the Company has sufficient U.S. taxable income to utilize U.S. foreign tax credits, most AdMat income will continue to be effectively taxed in both the U.S. and in the non-U.S. jurisdictions in which it is earned.

For non-U.S. entities that are not treated as branches for U.S. tax purposes, the Company does not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested were $30.0 million at December 31, 2004. It is not practicable to determine the unrecognized deferred tax liability on those earnings.

Derivatives and Hedging Activities

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 133, *"Accounting for Derivative Instruments and Hedging Activities."* SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated in a fair-value hedge, the changes in the fair value of the derivative and the hedged items are recognized in earnings. If the derivative is designated in a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and will be recognized in the income statement when the hedged item affects earnings. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value are recognized in earnings.

Environmental Expenditures

Environmental related restoration and remediation costs are recorded as liabilities when site restoration and environmental remediation and clean-up obligations are either known or considered probable and the related costs can be reasonably estimated. Other environmental expenditures that are principally maintenance or preventative in nature are recorded when expended and expensed or capitalized as appropriate. See "Note 23. Environmental Matters."

Asset Retirement Obligations

The Company accrues for asset retirement obligations, which consist primarily of landfill closure costs in the period in which the obligations are incurred and the Company has sufficient information to estimate a range of potential settlement dates for the obligation. These costs are accrued at estimated fair value. When the related liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

Asset retirement obligations consist primarily of landfill capping and closure and post-closure costs. The Company is legally required to perform capping and closure and post-closure care on the landfills and reclamation on the quarries. In accordance with SFAS No. 143, *"Accounting for Asset Retirement Obligations,"* each landfill the Company recognizes the fair value of a liability for an asset retirement obligation and capitalizes that cost as part of the cost basis of the related asset. The related assets are being depreciated on a straight-line basis over 27 years. The Company has additional asset retirement obligations with indeterminate settlement dates; the fair value of these asset retirement obligations cannot be estimated due to the lack of sufficient information to estimate a range of potential settlement dates for the obligation. An asset retirement obligation related to these assets will be recognized when the Company knows such information.

The following table describes changes to the asset retirement obligation liability:

	Year Ended December 31, 2004
Asset retirement obligation at the beginning of the period	$ —
Liabilities incurred	6.7
Accretion expense	0.5
Liabilities settled	—
Revisions in estimated cash flows	—
Asset retirement obligation at the end of the period	$7.2

If the asset retirement obligation and measurement provisions of SFAS No. 143 had been in effect on January 1, 2002, the aggregate carrying amount of those obligations would have been $5.0 million. The amortization of the asset retirement cost and accretion of asset retirement obligation for each of 2002 and 2003 would have been immaterial.

Research and Development

Research and development costs are expensed as incurred.

Foreign Currency Translation

The accounts of the Company's subsidiaries outside of the United States, except for those operating in highly inflationary economic environments, consider local currency to be the functional currency. Accordingly, assets and liabilities are translated at rates prevailing at the balance sheet date. Revenues, expenses, gains and losses are translated at a weighted average rate for the period. Cumulative translation adjustments are recorded to stockholders' equity as a component of accumulated other comprehensive income (loss).

Subsidiaries that operate in economic environments that are highly inflationary consider the U.S. dollar to be the functional currency and include gains and losses from translation to the U.S. dollar from the local currency in the statement of operations.

Transaction gains and losses are recorded in the statement of operations and were a net gain of $118.8 million, a net gain of $67.8 million and a net loss of $3.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Net Income (Loss) Per Share

Basic income (loss) per share excludes dilution and is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares outstanding during the period. Dilutive income (loss) per share reflects potential dilution and is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding if the potential dilutive units had been exercised.

In connection with the initial public offering of common stock on February 16, 2005, the Company issued 203,604,545 shares of common stock. On March 14, 2005, the Company will issue 16,850,001 shares of common stock in exchange for the HMP Warrants. In addition, the Company issued 749,513 shares of restricted stock in connection with the initial public offering. All share and per share data reflected in these financial statements have been retroactively restated to give effect to the shares issued in connection with the initial public offering and the shares to be issued in connection with the exchange of the HMP Warrants on March 14, 2005.

Basic and diluted loss per share is calculated as follows (in millions, except per unit amounts):

	Year Ended December 31,		
	2004	2003	2002
Loss from continuing operations before accounting change	$(219.9)	$(317.2)	$(191.9)
Preferred members' interest dividend	(87.7)	(74.3)	(17.8)
Loss from continuing operations before accounting change available to stockholders	$(307.6)	$(391.5)	$(209.7)
Net loss	$(227.7)	$(319.8)	$ (22.2)
Preferred members' interest dividend	(87.7)	(74.3)	(17.8)
Net loss available to stockholders	$(315.4)	$(394.1)	$ (40.0)
Basic and diluted weighted average shares	220.5	220.5	220.5
Basic and diluted loss per share:			
Loss from continuing operations before accounting change	$ (1.40)	$ (1.78)	$ (0.95)
Loss from discontinued operations, net of tax	(0.03)	(0.01)	—
Cumulative effect of accounting change	—	—	0.77
Net loss	$ (1.43)	$ (1.79)	$ (0.18)

Because the Company reported a loss for each year, diluted loss per share excludes 749,513 shares of restricted stock since their effect is antidilutive.

Recently Issued Accounting Standards

In January 2003, the FASB issued FIN No. 46, *"Consolidation of Variable Interest Entities."* FIN No. 46 addresses the requirements for business enterprises to consolidate related entities, for which they do not have controlling interests through voting or other rights, if they are determined to be the primary beneficiary as a result of variable economic interests. FIN No. 46 provides guidance for determining the primary beneficiary for entities with multiple economic entities with multiple economic interests. Transfers to a qualifying special purpose entity are not subject to this interpretation. In December 2003, the FASB issued a complete replacement of FIN 46 (FIN 46R) to clarify certain complexities. The Company adopted this standard on January 1, 2005. The impact of FIN 46R on the Company's financial statements was not significant.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."* SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, *"Inventory Costs—an amendment of ARB No. 43."* SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The requirements of the standard will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is reviewing SFAS No. 151 to determine the statement's impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, *"Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29."* SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this standard are effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply this standard prospectively.

In December 2004, the FASB issued SFAS No. 123R, *"Share-Based Payment."* SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the employee is required to provide services in exchange for the award. This standard eliminates the alternative to use the intrinsic value method of accounting for share-based payments as previously provided in APB Opinion No. 25, *"Accounting for Stock Issued to Employees."* This standard is effective for the Company beginning in January 2006. The Company is reviewing SFAS No. 123R to determine the statement's impact on its consolidated financial statements.

3. INVENTORIES

Inventories consist of the following (dollars in millions):

	December 31,	
	2004	2003
Raw materials and supplies	$ 332.0	$ 283.6
Work in progress	90.1	32.7
Finished goods	924.1	749.5
Total	1,346.2	1,065.8
LIFO reserves	(91.9)	(15.5)
Lower of cost or market reserves	(0.4)	(11.0)
Net	$1,253.9	$1,039.3

As of December 31, 2004 and 2003, approximately 18% and 16%, respectively, of inventories were recorded using the last-in, first-out cost method ("LIFO"). At December 31, 2004, the excess of current cost over the stated LIFO value was $81.0 million.

For the year ended December 31, 2004, 2003, and 2002, inventory quantities were reduced resulting in a liquidation of certain LIFO inventory layers carried at costs that were lower than the cost of current purchases, the effect of which reduced the net loss by approximately $2.0 million, $1.0 million, and $1.7 million, respectively.

In the normal course of operations, the Company at times exchanges raw materials and finished goods with other companies for the purpose of reducing transportation costs. The net open exchange positions are valued at the Company's cost. Net amounts deducted from or added to inventory under open exchange agreements, which represent the net amounts payable or receivable by the Company under open exchange agreements, were approximately $11.3 million payable and $8.2 million payable (40.6 million and 26.9 million pounds) at December 31, 2004 and 2003, respectively.

4. Property, Plant and Equipment

The cost and accumulated depreciation of property, plant and equipment are as follows (dollars in millions):

	December 31,	
	2004	2003
Land	$ 130.8	$ 118.6
Buildings	563.9	517.8
Plant and equipment	6,422.2	6,387.3
Construction in progress	251.8	253.8
Total	7,368.7	7,277.5
Less accumulated depreciation	(2,217.8)	(2,198.2)
Net	$ 5,150.9	$ 5,079.3

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $492.1 million, $336.7 million and $131.8 million, respectively.

Property, plant and equipment includes gross assets acquired under capital leases of $24.5 million and $23.9 million at December 31, 2004 and 2003, respectively; related amounts included in accumulated depreciation were $9.0 million and $5.4 million at December 31, 2004 and 2003, respectively.

5. Investment in Unconsolidated Affiliates

The Company's ownership percentage and investment in unconsolidated affiliates were as follows (dollars in millions):

	December 31,	
Equity Method:	**2004**	**2003**(1)
Polystyrene Australia Pty Ltd.	$ 4.7	$ 3.6
Condea-Huntsman GmbH and Co. KG (50%)	17.5	13.2
Louisiana Pigment Company, L.P. (50%)	121.6	130.4
Rubicon, LLC (50%)	5.7	1.0
BASF Huntsman Shanghai Isocyanate Investment BV (50%)(2)	17.9	6.1
Others	1.0	1.2
Total equity method investments	168.4	155.5
Cost Method:		
Gulf Advanced Chemicals Industry Corporation (10%)	2.5	2.5
Total investments	**$170.9**	$ 158.0

(1) Effective as of May 1, 2003, HIH is a consolidated subsidiary of the Company. For more information, see "Note 1. General—HIH Consolidation Transaction."

(2) The Company owns 50% of BASF Huntsman Shanghai Isocyanate Investment BV. BASF Huntsman Shanghai Isocyanate Investment BV owns a 70% interest in a manufacturing joint venture, thus giving the Company an indirect 35% interest in the manufacturing joint venture.

Summarized Financial Information of Unconsolidated Affiliates

Summarized financial information of Sasol-Huntsman GmbH and Co. KG ("Sasol"), Louisiana Pigment Company, L.P. Rubicon, LLC, BASF AG ("BASF"), Huntsman Shanghai Isocyanate Investment BV and Polystyrene Australia Pty Ltd. as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 is presented below (dollars in millions):

	December 31,		
	2004	2003	2002
Assets	$ 626.0	$543.3	$75.8
Liabilities	293.8	268.4	67.5
Revenues	1,113.6	868.0	85.8
Net income (loss)	8.2	3.4	11.7
The Company's equity in:			
Net assets	$ 168.4	$155.5	$12.2
Net income (loss)	4.4	1.5	9.7

Investment in HIH

Effective June 30, 1999, Huntsman Specialty, a consolidated unrestricted subsidiary of the Company, transferred its propylene oxide business to HIH. ICI transferred its polyurethane chemicals, selected petrochemicals (including ICI's 80% interest in the Wilton olefins facility) and titanium dioxide businesses to HIH. In addition, HIH also acquired the remaining 20% ownership interest in the Wilton olefins facility from BP Chemicals Limited for approximately $117.0 million.

In exchange for transferring its business, Huntsman Specialty retained a 60% common equity interest in HIH and received approximately $360.0 million in cash as a distribution from HIH. In exchange for transferring its businesses, ICI received a 30% common equity interest in HIH, approximately $2 billion in cash and discount notes of HIH with approximately $508.0 million of accreted value at issuance. Institutional investors acquired the remaining 10% common equity interest in HIH for $90.0 million in cash.

The transfer of Huntsman Specialty's propylene oxide business was recorded at the net book value of the assets and liabilities transferred. Prior to the HIH Consolidation Transaction, Huntsman LLC accounted for its investment in HIH on the equity method due to the significant management participation rights of ICI in HIH pursuant to HIH's limited liability company agreement.

The carrying value of Huntsman LLC's investment in HIH was less than its proportionate share of the underlying net assets of HIH at December 31, 2001 by approximately $176.1 million. Such difference was being accreted to income over a 20-year period. Management recorded an adjustment to reflect the accretion of the difference of $7.4 million in the investment basis in Huntsman LLC's consolidated financial statements for December 31, 2001. As discussed in "Note 2. Summary of Significant Accounting Policies" above, Huntsman LLC adopted SFAS No. 141 and increased its investment by $169.7 million as of January 1, 2002 to reflect its proportionate share of the underlying net assets of HIH.

On September 30, 2002, Huntsman LLC acquired the 19.9% interest in Huntsman Specialty Chemicals Holdings Corporation ("HSCHC") which was previously owned by the Huntsman family directly. HSCHC holds 60% of the Company's investment in HIH. The estimated fair value of the 19.9% interest of $37.9 million has been recorded as an increase in the investment in HIH. The excess of $23.3 million over the Company's proportionate share of the net assets of HIH was accounted for as equity basis property and is being depreciated over the average useful life of property.

On November 2, 2000, ICI, Huntsman Specialty, HIH and HI entered into agreements (the "ICI Agreements") pursuant to which ICI had an option to transfer to Huntsman Specialty or its permitted designated buyers the 30% membership interest in HIH that ICI indirectly held (the "ICI 30% Interest"). Pursuant to these agreements, on October 30, 2001, ICI exercised its put right requiring Huntsman Specialty or its nominee to purchase the ICI 30% Interest. On December 20, 2001, ICI and Huntsman Specialty amended ICI's put option arrangement under the ICI Agreements to, among other things, provide that the purchase of the ICI 30% Interest would occur on July 1, 2003, or earlier under certain circumstances, and to provide for certain discounts to the purchase price for the ICI 30% Interest. The amended option agreement also required Huntsman Specialty to cause HIH to pay up to $112 million of dividends to its members, subject to certain conditions. These conditions included the receipt of consent from HI's senior secured lenders and HI's ability to make restricted payments under the indentures governing its outstanding senior notes and senior subordinated notes, as well as the outstanding high yield notes of HIH. In addition, in order to secure its obligation to pay the purchase price for the ICI 30% Interest under the ICI Agreements, Huntsman Specialty granted ICI a lien on 30% of the outstanding membership interests in HIH.

As discussed in "Note 1. General" above, MatlinPatterson also entered into the Option Agreement with ICI in June 2002. The Option Agreement provided BNAC, then a MatlinPatterson subsidiary, with an option to acquire the ICI subsidiary that held the ICI 30% Interest on or before May 15, 2003 upon the payment of $180 million plus accrued interest from May 15, 2002, and subject to completion of the purchase of the HIH senior subordinated discount notes due 2009 (the "HIH Senior Subordinated Discount Notes"). Concurrently, BNAC paid ICI $160 million to acquire the HIH Senior Subordinated Discount Notes, subject to certain conditions, including the obligation to make an additional payment of $100 million plus accrued interest to ICI. The HIH Senior Subordinated Discount Notes were pledged to ICI as collateral security for such additional payment.

In connection with the HLLC Restructuring, all the shares in BNAC were contributed to the Company. The Company then caused BNAC to be merged into HMP. As a result of its merger with BNAC, HMP held the interests formerly held by BNAC in the HIH Senior Subordinated Discount Notes and the option to acquire the subsidiary of ICI that held the ICI 30% Interest.

Prior to May 9, 2003, the Company owned approximately 61% of the HIH membership interests. On May 9, 2003, the Company exercised its option under the Option Agreement and completed the HIH Consolidation Transaction. As a result, as of May 9, 2003, the Company indirectly owns 100% of the HIH membership interests. Prior to May 1, 2003, the Company accounted for its investment in HIH using the equity method of accounting due to the significant management participation rights formerly granted to ICI pursuant to the HIH limited liability company agreement. As a consequence of the Company's 100% indirect ownership of HIH and the resulting termination of ICI's management participation rights, the Company is considered to have a controlling financial interest in HIH. Accordingly, the Company no longer accounts for HIH using the equity method of accounting, but effective May 1, 2003, HIH's results of operations are consolidated with the Company's results of operations. Consequently, results of HIH through April 30, 2003 are recorded using the equity method of accounting, and results of HIH beginning May 1, 2003 are recorded on a consolidated basis. As a result, the summary historical financial data for periods ending prior to May 1, 2003 are not comparable to financial periods ending on or after May 1, 2003.

Summarized information for HIH as of December 31, 2002 and for the year then ended and the income statement information for the four months ended April 30, 2003 is as follows (dollars in millions):

	Four Months Ended April 30, 2003	December 31, 2002
	(Unaudited)	
Assets	$5,187.1	$5,044.1
Liabilities	4,899.2	4,706.1
Revenues	1,733.4	4,452.8
Net income (loss)	(65.2)	(68.5)
The Company's equity in:		
Net assets	$ 179.3	$ 202.8
Net loss	(39.0)	(41.1)

6. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows (dollars in millions):

	December 31, 2004			December 31, 2003		
	Carrying Amount	**Accumulated Amortization**	**Net**	Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and technology	**$411.3**	**$173.8**	**$237.5**	$427.0	$144.5	$282.5
Licenses and other agreements	**18.3**	**10.8**	**7.5**	18.3	9.5	8.8
Non-compete agreements	**49.6**	**42.5**	**7.1**	49.6	38.5	11.1
Other intangibles	**8.1**	**14.6**	**(6.5)**	16.8	2.4	14.4
Total	**$487.3**	**$241.7**	**$245.6**	$511.7	$194.9	$316.8

During 2004, the Company reversed certain valuation allowances on deferred tax assets and certain restructuring reserves recorded in the AdMat Transaction and recorded a corresponding reduction to intangible assets of approximately $31.9 million.

Amortization expense was $34.8 million, $32.0 million and $6.4 million for the years ended December 31, 2004, 2003, and 2002, respectively. Estimated future amortization expense for intangible assets over the next five years is as follows (dollars in millions):

Year Ending December 31:	
2005	$30.3
2006	29.9
2007	27.9
2008	27.9
2009	27.8

7. Other Noncurrent Assets

Other noncurrent assets consist of the following (dollars in millions):

	December 31,	
	2004	2003
Prepaid pension costs	**$267.2**	$235.8
Debt issuance costs	**90.1**	105.9
Capitalized turnaround expense	**116.6**	83.9
Spare parts inventory	**103.0**	100.5
Other noncurrent assets	**31.7**	86.9
Total	**$608.6**	$613.0

8. Accrued Liabilities

Accrued liabilities consist of the following (dollars in millions):

	December 31,	
	2004	2003
Payroll, severance and related costs	**$197.1**	$150.1
Interest	**119.3**	121.4
Volume and rebates accruals	**94.4**	89.5
Income taxes	**49.4**	53.0
Taxes (property and VAT)	**77.7**	63.3
Restructuring and plant closing costs	**134.1**	74.1
Environmental accruals	**7.7**	8.6
Interest and commodity hedging accruals	**—**	11.3
Other miscellaneous accruals	**102.4**	130.7
Total	**$782.1**	$702.0

9. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following (dollars in millions):

	December 31,	
	2004	2003
Pension liabilities	**$414.7**	$367.0
Other postretirement benefits	**88.4**	86.3
Environmental accruals	**27.4**	26.3
Notes payable—affiliates	**29.9**	29.1
Restructuring and plant closing costs	**19.0**	2.7
Fair value of interest derivatives	**8.3**	9.5
Other noncurrent liabilities	**157.6**	63.8
Total	**$745.3**	$584.7

10. Restructuring and Plant Closing Costs

During the periods discussed below, the Company has pursued two major cost reduction programs to improve operational efficiencies, HLLC Restructuring (2001–2002) and Project Coronado (2003–2004). The Company has conducted, and with respect to Project Coronado continues to conduct, numerous discrete, but frequently individually immaterial, restructuring projects in connection with these two major programs.

As of December 31, 2004, accrued restructuring and plant closing costs by type of cost and activity consist of the following (dollars in millions):

	Workforce Reductions[1]	Demolition and Decommissioning	Non-Cancelable Lease Costs	Other Restructuring Costs	Total[2]
Accrued liabilities as of December 31, 2001	$ 44.2	$ 2.8	$ 6.9	$ 6.4	$ 60.3
2002 charges (credits) for 2001 initiatives	—	1.0	(4.6)	(1.7)	(5.3)
2002 charges for 2002 initiatives	1.6	2.7	—	—	4.3
2002 payments for 2001 initiatives[3]	(40.3)	(0.5)	(1.7)	(4.7)	(47.2)
2002 payments for 2002 initiatives[3]	(1.6)	(2.7)	—	—	(4.3)
Accrued liabilities as of December 31, 2002	3.9	3.3	0.6	—	7.8
HIH balance at consolidation on May 1, 2003[4]	24.2	—	—	—	24.2
AdMat opening balance sheet liabilities at June 30, 2003	53.2	1.5	—	6.1	60.8
2003 credits for 2001 initiatives	(2.0)	(0.3)	(0.2)	—	(2.5)
2003 charges for 2003 initiatives	28.2	—	—	—	28.2
2003 payments for 2001 initiatives[3]	(1.9)	(0.4)	(0.2)	—	(2.5)
2003 payments for 2003 initiatives[3]	(39.2)	—	—	—	(39.2)
Accrued liabilities as of December 31, 2003	66.4	4.1	0.2	6.1	76.8
Adjustments to the opening balance sheet of AdMat	(2.9)	—	(0.6)	0.7	(2.8)
2004 charges for 2003 initiatives	25.1	—	—	0.4	25.5
2004 charges for 2004 initiatives	106.5	5.1	6.2	18.0	135.8
2004 payments for 2001 initiatives	—	—	(0.2)	—	(0.2)
2004 payments for 2003 initiatives	(48.0)	—	(0.4)	(3.0)	(51.4)
2004 payments for 2004 initiatives	(31.4)	(0.4)	—	(4.6)	(36.4)
Non-cash settlements	—	—	(0.5)	—	(0.5)
Foreign currency effect on reserve balance	6.3	—	—	—	6.3
Accrued liabilities as of December 31, 2004	**$122.0**	**$ 8.8**	**$ 4.7**	**$17.6**	**$153.1**

(1) Substantially all of the positions terminated in connection with the restructuring programs were terminated under ongoing termination benefit arrangements. Accordingly, the related liabilities were accrued as a one-time charge to earnings in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

(2) Accrued liabilities by initiatives are as follows:

	December 31,	
	2004	2003
2001 initiatives	$ 2.6	$ 2.8
2002 initiatives	—	—
2003 initiatives	44.8	74.0
2004 initiatives	99.4	—
Foreign currency effect on reserve balance	6.3	—
Total	$153.1	$76.8

(3) Includes impact of foreign currency translation.

(4) Prior to May 1, 2003, the Company's investment in HIH was recorded on the equity method. Effective May 1, 2003, HIH is recorded as a consolidated subsidiary. HIH accrued liabilities for workforce reductions include a $7.1 million liability at December 31, 2002 related to a prior period and a $19.1 million charge recorded in the first quarter of 2003, offset by $2.0 million in cash payments through May 1, 2003.

Details with respect to the Company's reserves for restructuring and plant closing costs are provided below by segments and activity (dollars in millions):

	Polyurethanes	Advanced Materials	Performance Products	Pigments	Polymers	Base Chemicals	Corporate & Other	Total
Accrued liabilities as of December 31, 2001	$ —	$ —	$ —	$ —	$ 25.1	$ 35.2	$ —	$ 60.3
2002 credits for 2001 initiatives	—	—	—	—	(5.3)	—	—	(5.3)
2002 charges for 2002 initiatives	—	—	4.3	—	—	—	—	4.3
2002 payments for 2001 initiatives[2]	—	—	—	—	(17.0)	(30.2)	—	(47.2)
2002 payments for 2002 initiatives[2]	—	—	(4.3)	—	—	—	—	(4.3)
Accrued liabilities as of December 31, 2002	—	—	—	—	2.8	5.0	—	7.8
HIH balance at consolidation on May 1, 2003	24.2	—						24.2
AdMat opening balance sheet liabilities at June 30, 2003	—	60.8	—	—	—	—	—	60.8
2003 credits for 2001 initiatives	—	—	—	—	—	(2.5)	—	(2.5)
2003 charges for 2003 initiatives	11.0	—	10.7	6.5	—	—	—	28.2
2003 payments for 2001 initiatives[2]	—	—	—	—	—	(2.5)		(2.5)
2003 payments for 2003 initiatives[2]	(19.4)	(9.3)	(8.3)	(2.2)	—	—	—	(39.2)
Accrued liabilities as of December 31, 2003	15.8	51.5	2.4	4.3	2.8	—	—	76.8
Adjustments to the opening balance sheet of AdMat	—	(2.8)	—	—	—	—		(2.8)
2004 charges for 2003 initiatives	10.0		0.4	14.5	0.6	—	—	25.5
2004 charges for 2004 initiatives[1]	16.4	9.0	56.6	27.3	9.4	16.7	0.4	135.8
2004 payments for 2001 initiatives	—	—	—	—	(0.2)	—	—	(0.2)
2004 payments for 2003 initiatives	(11.5)	(26.0)	(2.4)	(10.9)	(0.6)	—	—	(51.4)
2004 payments for 2004 initiatives	(11.8)	(0.1)	(1.4)	(14.3)	(6.2)	(2.2)	(0.4)	(36.4)
Non-cash settlements	—	(0.5)	—	—	—	—	—	(0.5)
Foreign currency effect on reserve balance	0.1	1.9	2.6	1.1	—	0.6	—	6.3
Accrued liabilities as of December 31, 2004	**$ 19.0**	**$ 33.0**	**$58.2**	**$ 22.0**	**$ 5.8**	**$ 15.1**	**$ —**	**$153.1**
Current portion of restructuring reserve	$ 19.0	$ 33.0	$39.2	$ 22.0	$ 5.8	$ 15.1	$ —	$134.1
Noncurrent portion of restructuring reserve	—	—	19.0	—	—	—	—	19.0
Estimated additional future charges for current restructuring projects:								
Estimated additional charges within one year								
Cash charges	$ 5.5	$ 1.0	$ —	$ 6.0	$ 2.2	$ 3.5	$ 0.3	$ 18.5
Noncash charges	—	—	—	—	—	—	—	—
Estimated additional charges beyond one year								
Cash charges	$ —	$ —	$ —	$ 4.7	$ —	$ —	$ —	$ 4.7
Noncash charges	—	—	—	—	—	—	—	—

(1) Does not include non-cash charges of $138.0 million for asset impairments and write downs.

(2) Includes impact of foreign currency translation.

2004 Restructuring Activities

As of December 31, 2004 and December 31, 2003, the Company had reserves for restructuring and plant closing costs of $153.1 million and $76.8 million, respectively. During the year ended December 31, 2004, the Company, on a consolidated basis, recorded additional charges of $299.3 million, including $138.0 million of charges for asset impairment and write downs, and $161.3 million payable in cash for workforce reductions, demolition and decommissioning and other restructuring costs associated with closure or curtailment of activities at the Company's smaller, less efficient manufacturing facilities. During the 2004 period, the Company made cash payments against these reserves of $88.0 million. For purposes of measuring impairment charges, the fair value of the assets was determined by using the present value of expected cash flows.

As of December 31, 2003, the Polyurethanes segment reserve consisted of $15.8 million related to the restructuring activities at the Rozenburg, Netherlands site (as announced in 2003), the workforce reductions throughout the Polyurethanes segment (as announced in 2003), and the closure of the Shepton Mallet, U.K. site (as announced in 2002). During the year ended December 31, 2004, the Polyurethanes segment recorded additional restructuring charges of $36.9 million consisting of $26.4 million of charges for restructuring activities payable in cash and $10.5 of asset impairment and made cash payments of $23.3 million. These restructuring activities are expected to result in additional restructuring charges of approximately $5.5 million through 2005 and result in workforce reductions of approximately 160 positions, of which 86 positions have been reduced during the year ended December 31, 2004. As of December 31, 2004, the balance of the Polyurethanes segment reserve totaled $19.0 million.

As of December 31 2003, the Advanced Materials segment reserve consisted of $51.5 million related to this restructuring program implemented in association with the AdMat Transaction. The program includes reductions in costs of the global supply chain, reductions in general and administrative costs across the business and the centralization of operations where efficiencies may be achieved. The Company reduced its workforce by 192 individuals and 188 individuals during the twelve months ended December 31, 2004 and the six months ended December 31, 2003, respectively. During 2004, the Advanced Materials segment reversed $2.8 million of restructuring reserves recorded in the AdMat Transaction that were no longer required and recorded a corresponding reduction to intangible assets (see "Note 6. Intangible Assets"). This initial cost reduction program is expected to continue through December 2005 and is estimated to involve $57.5 million in total restructuring costs, all of which were recorded in the opening balance sheet of AdMat. In the fourth quarter 2004, the Company recorded restructuring charges of $9.0 million, all of which are payable in cash, relating to a realignment and simplification of the Company's commercial and technical organization and the closure of its Kaohsiung, Taiwan production facility. This restructuring activity is expected to result in workforce reductions of approximately 120 employees, of which approximately 100 will be reduced during the first quarter of 2005. The Company expects to incur additional charges of approximately $1.0 million during 2005 for employee relocation costs associated with these restructuring activities. During 2004, the Advanced Materials segment made cash payments of $26.1 million relating to its restructuring activities. As of December 31, 2004, the balance of the Advanced Materials segment reserve totaled $33.0 million.

As of December 31, 2003, the Performance Products segment reserve consisted of $2.4 million relating to the closure of a number of plants at the Whitehaven, U.K. facility, the closure of an administrative office in London, U.K., the rationalization of a surfactants technical center in Oldbury, U.K., and the restructuring of a facility in Barcelona, Spain. During the year ended December 31, 2004, the Performance Products segment recorded additional restructuring charges of $97.5 million consisting of $57.0 million of charges payable in cash and $40.5 million of asset impairment charges. During 2004, the Company adopted a plan to reduce the workforce across all locations in its European surfactants business by approximately 320 positions over a period of 15 months. This plan included the closure of substantially all of the Company's Whitehaven, U.K. surfactants facility. In connection with the rationalization of the Whitehaven facility, the Company recognized a restructuring charge of $55.4 million in the fourth quarter of 2004, of which approximately $31.1 million is payable in cash and $24.3 million is impairment of assets. The Company recorded a restructuring charge of $17.5 million, all payable in cash, in respect to workforce reductions across a number of its European facilities. During 2004, the Performance Products segment announced the closure of the Company's Guelph, Ontario, Canada Performance Products manufacturing facility, involving a restructuring charge of $20.4 million consisting of a $15.5 million asset impairment and $4.9 million of charges payable in cash. Production will be moved to the Company's other larger, more efficient facilities. Workforce reductions of approximately 66 positions are anticipated. During 2004, the Performance Products segment also announced the closure of its maleic anhydride briquette facility in Queeny, Missouri and recorded a restructuring charge of $1.5 million which consisted of $0.7 million in asset impairment charges and $0.8 million in charges payable in cash. During 2004, this segment also announced the closure of its technical facility in Austin, Texas and recorded a restructuring charge of $2.0 million which is payable in cash. Restructuring charges of $0.7 million were recorded relating to various other cost reduction efforts. During the year ended December 31, 2004, the Performance Products segment made cash payments of $3.8 million related to restructuring activities. As of December 31, 2004, the balance of the Performance Products segment reserve totaled $58.2 million.

As of December 31, 2003, the Pigments segment reserve consisted of $4.3 million relating to its global workforce reductions announced in August 2003. During the year ended December 31, 2004, the Pigments segment recorded additional restructuring charges of $123.3 million and made cash payments of $25.2 million. During 2004, the Pigments segment recorded restructuring expenses of $17.3 million related to global workforce reductions, all of which are payable in cash. In addition, in April 2004, the Company announced that, following a review of the Pigments business, it would idle approximately 55,000 tonnes, or about 10%, of its total titanium dioxide ("TiO^2") production capacity in the third and fourth quarter of 2004. As a result of this decision, the Company recorded a restructuring charge of $24.5 million to be paid in cash, a $77.2 million asset impairment charge and a $4.3 million charge for the write-off of spare parts inventory and other assets. These combined restructuring activities are expected to result in additional restructuring charges of approximately $10.7 million through 2010 and result in workforce reductions of approximately 600 positions, of which approximately 400 positions have been reduced as of December 31, 2004. As of December 31, 2004, the balance of the Pigments segment reserve totaled $22.0 million.

As of December 31, 2003, the Polymers segment reserve consisted of $2.8 million related to its demolition and decommissioning of the Odessa, Texas styrene manufacturing facility and non-cancelable lease costs. During 2004, the Polymers segment recorded restructuring expenses related to the closure of an Australian manufacturing unit of $5.4 million consisting of $3.6 million in non-cash charges and $1.8 million of charges payable in cash. During 2004, the Polymers segment announced additional restructuring activities at its Odessa, Texas and Mansonville, Canada facilities and recorded a restructuring charge of $8.2 million, all of which is payable in cash. These restructuring activities are expected to result in additional charges of approximately $2.2 million through 2005 and in workforce reductions of approximately 100 positions. During 2004, the Polymers segment made cash payments of $7.0 million related to restructuring activities. The Polymers segment reserve totaled $5.8 million as of December 31, 2004.

As of December 31, 2004, the Base Chemicals segment reserve consisted of $15.1 million related to workforce reductions arising from the announced change in work shift schedules and in the engineering and support functions at the Wilton and North Tees, U.K. facilities. During the year ended December 31, 2004, the Base Chemicals segment recorded restructuring charges of $16.7 million, all of which is payable in cash. Also during 2004, the Base Chemicals segment made cash payments of $2.2 million related to these restructuring activities. These restructuring activities are expected to result in additional charges of approximately $3.5 million and in workforce reductions of approximately 100 positions through 2005. As of December 31, 2004, the Base Chemical segment reserve totaled $15.1 million.

During 2004, the Company recorded a restructuring charge in corporate and other of $2.3 million, of which $1.9 million related to non-cash charges and $0.4 million related to relocation costs.

2003 Restructuring Activities

On March 11, 2003 (before HIH was consolidated into the Company), the Polyurethanes segment announced that it would integrate its global flexible products unit into its urethane specialties unit, and recorded a restructuring charge of $19.2 million for workforce reductions of approximately 118 employees. During the remainder of the year, charges of $11.0 million were taken for workforce reductions relating to this restructuring at the Rozenberg, Netherlands site.

In June 2003, the Company announced that its Performance Products segment would close a number of plants at its Whitehaven, U.K. facility and recorded a charge of $20.1 million in the second quarter 2003. This charge represents $11.4 million relating to an impairment of assets at Whitehaven (in connection with the plant shutdowns) and $8.7 million of workforce reduction costs. The Company also recorded a $2.0 million charge in respect of severance costs arising from the closure of an administrative office in London, U.K., the rationalization of its surfactants technical center in Oldbury, U.K., and the restructuring of its facility in Barcelona, Spain. These charges are part of an overall cost reduction program for this segment that is expected to be implemented through 2005.

In August 2003, the Company recorded a restructuring charge of $6.5 million related to workforce reductions of approximately 63 employees across its global Pigments operations. The overall cost reduction program to be completed through 2005 for the Pigments segment will involve 250 employees and is estimated to cost an additional $16.5 million. At December 31, 2003, $4.3 million remains in the reserve for restructuring and plant closing costs related to these restructuring activities.

In connection with the AdMat Transaction, the Company is implementing a substantial cost reduction program. The program will include reductions in costs of the Company's global supply chain, reductions in general and administrative costs across the business and the centralization of operations where efficiencies may be achieved. The cost reduction program is expected to be implemented through 2005 and is estimated to involve $60.8 million in total restructuring costs. As part of the program, the Company expects to incur approximately $53.2 million to reduce headcount and to incur approximately $7.6 million to close plants and discontinue certain service contracts worldwide. The Company reduced 188 staff in the six months ended December 31 2003. Payments of restructuring and plant closing costs were recorded against reserves established in connection with recording the AdMat Transaction as a purchase business combination. At December 31, 2003, $51.5 million remains in the reserve for restructuring and plant closing costs related to the cost reduction program. The Company expects to finalize its restructuring plans by June 30, 2004. Accordingly, the reserve for restructuring and plant closing costs are subject to revision based on final assessment.

2002 Restructuring Activities

During 2002, the Company announced that it would be closing certain units at its Jefferson County and Canadian plants, primarily in the Performance Products business. As a result, the Company recorded accrued severance and shutdown costs of $4.3 million, substantially all of which had not been paid at December 31, 2002. The net effect of 2002 unit closing costs and the reversal of restructuring charges in 2001 to reflect $1.0 million in income in 2002 and to reflect a $7.8 million accrual at December 31, 2002.

11. Securitization of Accounts Receivable

On December 21, 2000, HI initiated an accounts receivable securitization program (the "HI A/R Securitization Program") under which it grants an undivided interest in certain of its trade receivables to a qualified off-balance sheet entity (the "Receivables Trust") at a discount. This undivided interest serves as security for the issuance of commercial paper and medium-term notes by the Receivables Trust.

At December 31, 2004 and December 31, 2003, the Receivables Trust had approximately $208.4 million and $198.4 million, respectively in U.S. dollar equivalents in medium-term notes outstanding and approximately nil and $100 million, respectively in commercial paper outstanding. Under the terms of the agreements, HI and its subsidiaries continue to service the receivables in exchange for a 1% fee of the outstanding receivables, and HI is subject to recourse provisions.

HI's retained interest in receivables (including servicing assets) subject to the HI A/R Securitization Program was approximately $337.8 million and $154 million as of December 31, 2004 and 2003, respectively. The value of the retained interest is subject to credit and interest rate risk. For the year ended December 31, 2004 and 2003, new sales of accounts receivable sold into the program totaled approximately $5,057.1 million and $4,132.0 million, respectively, and cash collections from receivables sold into the program that were reinvested totaled approximately $5,016.9 million and $4,135.6 million, respectively. Servicing fees received during the year ended December 31, 2004 and 2003 were approximately $5.5 million and $4.9 million, respectively.

The Company incurs losses on the HI A/R Securitization Program for the discount on receivables sold into the program and fees and expenses associated with the program. The Company also retains responsibility for the economic gains and losses on forward contracts mandated by the terms of the program to hedge the currency exposures on the collateral supporting the off-balance sheet debt issued. Gains and losses on forward contracts included as a component of the loss on the program are a loss of $2.4 million and a loss of $24.6 million for the year ended December 31, 2004 and 2003, respectively. As of December 31, 2004 and December 31, 2003, the fair value of the open forward currency contracts was $0 million and $6.8 million, respectively, which is included as a component of the residual interest that is included as a component of trade receivables on the Company's balance sheet. On April 16, 2004, HI amended the commercial paper facility. Pursuant to the amendment, the maturity of the commercial paper facility was extended to March 31, 2007. In addition, the amendment permits the issuance of euro-denominated commercial paper.

The key economic assumptions used in valuing the residual interest are presented below:

	December 31,	
	2004	2003
Weighted average life (in months)	**Approx. 1.5**	Approx. 3
Credit losses (annual rate)	**Less than 1%**	Less than 1%
Discount rate (annual rate)	**Approx. 1%**	Approx. 2%

A 10% and 20% adverse change in any of the key economic assumptions would not have a material impact on the fair value of the retained interest. Total receivables over 60 days past due as of December 31, 2004 and December 31, 2003 were $12.1 million and $15.6 million, respectively.

12. Long-Term Debt

Long-term debt outstanding as of December 31, 2004 and 2003 is as follows (dollars in millions):

	December 31,	
	2004	2003
Huntsman LLC Debt, excluding HIH and HI:		
Senior secured credit facilities:		
Term Loan A	$ —	$ 606.3
Term Loan B	715.0	459.0
Revolving facility	125.0	12.2
Other debt:		
Huntsman LLC senior secured notes	451.1	450.5
Huntsman Polymers senior unsecured notes	—	36.8
Huntsman LLC senior unsecured fixed rate notes	300.0	—
Huntsman LLC senior unsecured floating rate notes	100.0	—
Huntsman LLC senior subordinated fixed rate notes	44.2	44.2
Huntsman LLC senior subordinated floating rate notes	15.1	15.1
Huntsman Specialty Chemicals Corporation subordinated note	101.2	99.7
Huntsman Australia Holdings Pty Ltd. (HCA) credit facilities	43.2	44.5
Huntsman Corporation Chemical Company Australia (HCCA) credit facilities	16.0	48.7
Subordinated note and accrued interest—affiliate	40.9	35.5
Term note payable to a bank	9.0	9.5
Other	17.5	5.6
Total Huntsman LLC Debt, excluding HIH and HI	1,978.2	1,867.6
HI:		
Senior secured credit facilities:		
Term B loan	1,314.1	620.1
Term C loan	—	620.1
Revolving facility	—	22.0
Other debt:		
Senior unsecured notes	456.0	457.1
Senior subordinated notes	1,242.0	1,169.8
Other long-term debt	42.6	38.0
Total HI debt	3,054.7	2,927.1
HIH:		
Senior discount notes	494.7	434.6
Senior subordinated discount notes—affiliate	413.7	358.3
Total HIH debt	908.4	792.9
Total HIH consolidated debt	3,963.1	3,720.0
AdMat:		
Senior secured notes	348.6	348.2
Other long-term debt	1.8	3.2
Total AdMat debt	350.4	351.4
HMP:		
HMP senior secured notes (Principal amount $537.3)[1]	411.9	329.4
Total HMP debt	411.9	329.4
Fair valued adjustment of HIH debt	9.6	—
Elimination of HIH senior subordinated discount notes owned by HMP	(413.7)	(358.3)
Total debt	$6,299.5	$5,910.1
Current portion	$ 37.5	$ 137.1
Long-term portion—excluding affiliate	6,221.1	5,737.5
Total debt—excluding affiliate	6,258.6	5,874.6
Long-term debt—affiliate	40.9	35.5
Total debt	$6,299.5	$5,910.1

(1) Excludes value attributable to the warrants issued in conjunction with the 15% senior secured discount notes due 2008 of HMP (the "HMP Senior Discount Notes").

HMP Equity Holdings Corporation Debt (excluding Huntsman LLC, HI, HIH and AdMat)

On May 9, 2003, HMP issued units consisting of the HMP Senior Discount Notes with an accreted value of $423.5 million and 875,000 warrants to purchase approximately 12% of HMP's common stock. Of the $423.5 million, $8.5 million was recorded to reflect a discount of 2%, $285.0 million has been recorded as the initial carrying value for the HMP Senior Discount Notes and $130.0 million was recorded as the carrying value of the warrants. The HMP Senior Discount Notes were issued with original issue discount for U.S. federal income tax purposes. The aggregate proceeds from the units were allocated to the HMP Senior Discount Notes and warrants based upon the relative fair value of each security. Interest on the HMP Senior Discount Notes is paid in kind. The effective interest rate based on the initial carrying value is 23.7%. The HMP Senior Discount Notes are secured by a first priority lien on the HIH Senior Subordinated Discount Notes, the 10% direct and 30% indirect equity interests held by HMP in HIH, HMP's common stock outstanding as of May 9, 2003, and HMP's equity interests in Huntsman LLC. The HMP Senior Discount Notes are redeemable beginning November 15, 2004 at stipulated redemption prices declining from 107.5% to 100% of accreted value by May 15, 2007. The HMP Senior Discount Notes contain certain restrictions including limits on the incurrence of debt, restricted payments, liens, transactions with affiliates, and merger and sales of assets. Management believes that HMP is in compliance with the covenants of the HMP Senior Discount Notes as of December 31, 2004. On February 28, 2005, the Company used proceeds from its initial public offering of common and preferred stock to redeem in full the HMP Senior Discount Notes at an accreted value of $550.0 million plus a redemption premium of $41.3 million.

HMP issued 875,000 warrants in connection with the HMP Senior Discount Notes, each of which entitled the holder to purchase 2.8094 shares of HMP's common stock for an exercise price of $0.01 per share. On August 7, 2004, HMP completed a 10 for 1 reverse stock split which reduced the number of shares outstanding as of that date from 18,027,214 to 1,802,721. As a result of this reverse stock split, the holders of the warrants are now entitled to purchase 0.28094 shares for each warrant held at an exercise price of $0.10 per share. The warrants became separately transferable from the HMP Senior Discount Notes 180 days after issuance on May 9, 2003, and the warrants become exercisable on November 15, 2004. In certain events, the Company has the right to require the holders of the warrants to exercise or exchange them for other equity securities. The warrants expire on May 15, 2011. On December 23, 2003, HMP repurchased 14,145 warrants at a value of $1.3 million. As of December 31, 2004, there were 860,855 warrants outstanding. The aggregate number of shares of Company common stock issuable to the warrant holders is 241,849. In connection with the Company's initial public offering, the Company gave notice to all holders of the outstanding warrants to purchase common stock of HMP that the Company is exercising its rights under the terms of the HMP warrants to require all such warrants and any shares of HMP common stock issued upon exercise of the HMP warrants to be exchanged for newly issued shares of the Company's common stock. Under the terms of the HMP warrants, an aggregate of approximately 16.9 million shares of the Company's common stock will be issued in exchange for the outstanding HMP warrants of HMP common stock issued under the HMP warrants on March 14, 2005.

Subsidiary Debt

The Company's three principal operating subsidiaries are separately financed, their debt is non-recourse to the Company and the Company has no contractual obligation to fund their respective operations. Moreover, notwithstanding that HIH is consolidated with Huntsman LLC for financial accounting purposes, Huntsman LLC is financed separately from HIH, HIH's debt is non-recourse to Huntsman LLC and Huntsman LLC has no contractual obligation to fund HIH's operations. AdMat is also financed separately from Huntsman LLC and HIH, Huntsman LLC and HIH's debt is non-recourse to AdMat and AdMat has no contractual obligation to fund Huntsman LLC or HIH's operations. The following is a discussion of the debt and liquidity of the Company's three primary subsidiaries.

Huntsman LLC Debt (Excluding HIH and HI)

Senior Secured Credit Facilities (HLLC Credit Facilities) Prior to the October 14, 2004 refinancing of Huntsman LLC's credit facilities described below, Huntsman LLC's senior secured credit facilities consisted of a $275 million revolving credit facility maturing in 2006 and two term loan facilities maturing in 2007 in the amount of $606.3 million and $96.1 million. On October 14, 2004, Huntsman LLC completed a $1,065 million refinancing of its senior secured credit facilities (as refinanced, the "HLLC Credit Facilities"). The HLLC Credit Facilities consist of a $350 million revolving credit facility due October 2009 (the "HLLC Revolving Facility") and a $715 million term loan B facility due March 2010 (the "HLLC Term Facility"). Proceeds of the refinancing were used to repay in full the outstanding borrowings under Huntsman LLC's prior senior secured credit facilities. The HLLC Term Facility has scheduled annual amortization payments of approximately $7 million, with the remaining balance due at maturity.

The HLLC Revolving Facility is secured by a first priority lien on substantially all the current and intangible assets of Huntsman LLC and its domestic restricted subsidiaries; and is secured by a second priority lien on substantially all the property, plant and equipment of Huntsman LLC and its restricted domestic subsidiaries and its indirect equity interest in HIH. The HLLC Term Facility is secured by a first priority lien on substantially all of the property, plant and equipment of Huntsman LLC and its restricted domestic subsidiaries and its indirect equity interest in HIH; and by a second priority lien on substantially all of the current and intangible assets of Huntsman LLC and its restricted domestic subsidiaries. The HLLC Credit Facilities are also guaranteed by HSCHC and Huntsman Specialty and by Huntsman LLC's domestic restricted subsidiaries (collectively, the "HLLC Guarantors"). Neither HIH nor HI are restricted subsidiaries of Huntsman LLC or HLLC Guarantors.

The HLLC Revolving Facility is subject to a borrowing base of accounts receivable and inventory and is available for general corporate purposes. Borrowings under the HLLC Revolving Facility bear interest, at Huntsman LLC's option, at a rate equal to (i) a LIBOR-based eurocurrency rate plus an applicable margin of 2.25%, or (ii) a prime-based rate plus an applicable margin of 1.25%. The HLLC Revolving Facility allows Huntsman LLC to borrow up to $50 million for letters of credit; however, the $350 million revolving credit facility is reduced dollar-for-dollar by any letters of credit outstanding.

As of December 31, 2004 and 2003, the weighted average interest rates on the HLLC Credit Facilities were 5.8% and 7.3%, respectively, excluding the impact of interest rate hedges. As of December 31, 2004, the HLLC Revolving Facility and HLLC Term Facility bore interest at LIBOR plus 2.25% per year and LIBOR plus 3.50% per year, respectively. However, in accordance with the HLLC Term Facility agreement, as a result of the initial public offering by the Company and the amount of permanent reduction of indebtedness from the use of initial public offering proceeds at the HLLC restricted group, the HLLC Term Facility interest rate margin decreased to LIBOR plus 3.0% on March 1, 2005.

Senior Secured Notes (HLLC Senior Secured Notes) On September 30, 2003, Huntsman LLC sold $380 million aggregate principal amount of 11.625% senior secured notes due October 15, 2010 at an issue price of 98.8% (the "September 2003 Offering"). On December 3, 2003, Huntsman LLC sold an additional $75.4 million aggregate principal amount of its senior secured notes (collectively with the notes sold in the September 2003 Offering, the "HLLC Senior Secured Notes") at an issue price of 99.5% (the "December 2003 Offering"). Interest on the HLLC Senior Secured Notes is payable semi-annually on April 15 and October 15. The effective interest rate is 11.9%. The HLLC Senior Secured Notes are effectively subordinated to all Huntsman LLC's obligations under the HLLC Revolving Facility and rank *pari passu* with the HLLC Term Facility. The HLLC Senior Secured Notes are guaranteed by the HLLC Guarantors.

The HLLC Senior Secured Notes are redeemable after October 15, 2007 at 105.813% of the principal amount thereof, declining ratably to par on and after October 15, 2009. At any time prior to October 15, 2006, Huntsman LLC may redeem up to 35% of the aggregate principal amount of the HLLC Senior Secured Notes at a redemption price of 111.625% with net cash proceeds of a qualified equity offering. As a result of the initial public offering by Huntsman Corporation, Huntsman LLC redeemed 35%, or approximately $159.4 million, of the aggregate principal amount on February 28, 2005 and paid a call premium of approximately $18.5 million. Following this partial redemption of the HLLC Senior Secured Notes on February 28, 2005, there remain approximately $296.0 million in aggregate principal amount outstanding.

The indenture governing the HLLC Senior Secured Notes contains covenants relating to the incurrence of debt, limitations on distributions, asset sales and affiliate transactions, among other things. The indenture also requires Huntsman LLC to offer to repurchase the HLLC Secured Notes upon a change of control. Management believes that Huntsman LLC is in compliance with the covenants of the HLLC Secured Notes as of December 31, 2004.

Senior Unsecured Notes (HLLC Senior Notes) On June 22, 2004, Huntsman LLC sold $300 million of senior unsecured fixed rate notes that bear interest at 11.5% and mature on July 15, 2012 (the "HLLC Unsecured Fixed Rate Notes") and $100 million of senior unsecured floating rate notes that bear interest at a rate equal to LIBOR plus 7.25% and mature on July 15, 2011 (the "HLLC Unsecured Floating Rate Notes," and together with the HLLC Unsecured Fixed Rate Notes, the "HLLC Senior Notes"). The interest rate on the HLLC Unsecured Floating Rate Notes as of December 31, 2004 was 9.3% before additional interest as discussed below. The proceeds from the offering were used to repay $362.9 million on Huntsman LLC's prior term loan B and $25 million to repay indebtedness at HCCA. See "—Other Debt" below. The HLLC Senior Notes are unsecured obligations of Huntsman LLC and are guaranteed by the HLLC Guarantors.

The HLLC Unsecured Fixed Rate Notes are redeemable after July 15, 2008 at 105.75% of the principal amount thereof, declining ratably to par on and after July 15, 2010. The HLLC Unsecured Floating Rate Notes are redeemable after July 15, 2006 at 104.0% of the principal amount thereof, declining ratably to par on and after July 15, 2008. At any time prior to July 15, 2007, Huntsman LLC may redeem up to 40% of the aggregate principal amount of the HLLC Unsecured Fixed Rate Notes at a redemption price of 111.5% with proceeds of a qualified equity offering. At any time prior to July 15, 2006, Huntsman LLC may redeem up to 40% of the aggregate principal amount of the HLLC Unsecured Floating Rate Notes with the proceeds of a qualified equity offering at a redemption price equal to the par value plus LIBOR plus 7.25%. As a result of the Company's initial public offering, Huntsman LLC has issued notifications to redeem 34%, or approximately $102.0 million of combined aggregate principal amount on March 14 and March 17, 2005 with combined call premiums of approximately $11.7 million. Following this partial redemption of the HLLC Unsecured Fixed Rate Notes to be completed by March 17, 2005, there will remain approximately $198.0 million in aggregate principal amount of HLLC Unsecured Fixed Rate Notes outstanding.

The indenture governing the HLLC Senior Notes contains covenants relating to the incurrence of debt, limitations on distributions, asset sales and affiliate transactions, among other things. The indenture also requires Huntsman LLC to offer to repurchase the HLLC Senior Notes upon a change of control. Management believes that Huntsman LLC is in compliance with the covenants of the HLLC Senior Notes as of December 31, 2004.

Under the terms of a registration rights agreement among Huntsman LLC, the HLLC Guarantors and the initial purchasers of the HLLC Senior Notes, Huntsman LLC was required to file a registration statement relating to an exchange offer for the HLLC Senior Notes on or before November 19, 2004 (the "Filing Date"). Under the terms of the registration rights agreement, because Huntsman LLC did not file the registration statement by the Filing Date, it is required to pay additional interest on the HLLC Senior Notes at a rate of 0.25% per year for the first 90-day period following the Filing Date, and 0.50% per year for the second 90-day period following the Filing Date, which it is currently paying as of February 17, 2005. Huntsman LLC expects to file the registration statement during the second quarter of 2005.

Senior Subordinated Fixed and Floating Rate Notes (HLLC Notes) and Huntsman Polymers Senior Unsecured Notes (Huntsman Polymers Notes) Huntsman LLC's 9.5% fixed and variable subordinated notes due 2007 (the "HLLC Notes") with an outstanding principal balance of $59.3 million as of December 31, 2004 are unsecured subordinated obligations of Huntsman LLC and are junior in right of payment to all existing and future secured or unsecured senior indebtedness of Huntsman LLC and effectively junior to any secured indebtedness of Huntsman LLC to the extent of the collateral securing such indebtedness. Interest is payable on the HLLC Notes semiannually on January 1 and July 1 at an annual rate of 9.5% on the fixed rate notes and LIBOR plus 3.25% on the floating rate notes. The HLLC Notes are redeemable at the option of Huntsman LLC after July 2002 at a price declining from 104.75% to 100% of par value as of July 1, 2005. The weighted average interest rate on the floating rate notes was 5.2% and 4.4% as of December 31, 2004 and 2003, respectively. As a result of previously executed amendments to the indentures, virtually all the restrictive covenants contained in the indentures have been eliminated.

On January 28, 2004, Huntsman LLC used $37.5 million of the net cash proceeds from the December 2003 Offering to redeem, in full, Huntsman Polymers' senior unsecured notes (the "Huntsman Polymers Notes") with a principal amount of $36.8 million plus accrued interest. The Huntsman Polymers Notes were unsecured senior obligations of Huntsman Polymers; they had an original maturity of December 2004, and a fixed interest rate of 11.75%.

Other Debt Huntsman Specialty's subordinated note, in the aggregate principal amount of $75.0 million, accrued interest until April 15, 2002 at 7% per annum. Pursuant to the note agreement, effective April 15, 2002, all accrued interest was added to the principal of the note for a total principal amount of $106.6 million. Such principal balance will be payable in a single installment on April 15, 2008. Interest has been payable quarterly in cash, commencing July 15, 2002. For financial reporting purposes, the note was initially recorded at its estimated fair value of $58.2 million, based on prevailing market rates as of the effective date. As of December 31, 2004 and December 31, 2003, the unamortized discount on the note was $5.4 million and $6.9 million, respectively.

Huntsman Corporation Australia Pty Ltd. ("HCA"), Huntsman LLC's indirect Australian subsidiary that holds its Australian surfactants assets, maintains credit facilities (the "HCA Facilities"). As of December 31, 2004, borrowings under the HCA Facilities totaled A$55.5 million ($43.2 million), which include A$42.9 million ($33.4 million) on the term loan facility and A$12.6 million ($9.8 million) on the revolving credit line. On August 31, 2004, HCA refinanced the previously existing debt facilities with an A$30.0 million ($23.4 million) revolving credit line supported by a borrowing base of eligible accounts receivable and inventory and an A$44.0 million ($34.2 million) term facility.

Huntsman Chemical Company Australia Pty Ltd. ("HCCA") and certain Australian affiliates hold Huntsman LLC's Australian styrenics assets. On August 31, 2004, HCCA refinanced the previously existing debt facilities of HCCA with an A$30.0 million ($23.4 million) revolving credit line supported by a borrowing base of eligible accounts receivable (the "HCCA Facility"). As of December 31, 2004, borrowings under the HCCA Facility totaled A$20.6 million ($16.0 million).

The HCA Facilities and the HCCA Facility are secured by a lien on substantially all their respective assets, bear interest at a rate of 2.9% above the Australian base rate, mature in August 2007 and are non-recourse to Huntsman LLC. As of December 31, 2004, the interest rate on the HCA Facilities and the HCCA Facility was 8.3%. On June 24, 2004, Huntsman LLC used $25 million of proceeds from the offering of the HLLC Senior Unsecured Notes to repay a portion of the previously existing debt facilities of HCCA. Management believes that HCA and HCCA are in compliance with the covenants of the HCA Facilities and the HCCA Facility as of December 31, 2004.

On July 2, 2001, Huntsman LLC entered into a 15% note payable with an affiliated entity in the amount of $25.0 million (the "Affiliate Note"). The Affiliate Note is due and payable on the earlier of: (1) the tenth anniversary of the issuance date, or (2) the date of the repayment in full in cash of all indebtedness of Huntsman LLC under its senior secured credit facilities. Interest is not paid in cash, but is accrued at a designated effective rate of 15% per annum, compounded annually. As of December 31, 2004 and December 31, 2003, accrued interest added to the principal balance was $15.9 million and $10.5 million, respectively. On February 16, 2005, the Affiliate Note was satisfied in full from proceeds of the initial public offering completed by Huntsman Corporation.

As of December 31, 2004, Huntsman LLC has $13.6 million outstanding on short-term notes payable for financing a portion of its insurance premiums. Such notes have monthly scheduled amortization payments through April 1, 2005, bear interest at rates ranging from 3.65% to 4.0%, and are secured by unearned insurance premiums.

HI Debt

Senior Secured Credit Facilities (HI Credit Facilities) As of December 31, 2004, HI had senior secured credit facilities (the "HI Credit Facilities") which consisted of a revolving loan facility of up to $375 million maturing in September 2008 (the "HI Revolving Facility"), which includes a $50 million multicurrency revolving loan facility available in euros, GBP Sterling and U.S. dollars, and a term loan B facility consisting of a $1,248.9 million term portion and a €47.8 million (approximately $65.2 million) term portion (the "HI Term Facility"). On July 13, 2004, HI amended and restated the HI Credit Facilities. Prior to the amendment and restatement, the HI Credit Facilities consisted of a $400 million revolving facility that was scheduled to mature on June 30, 2005, a $620.1 million term loan B facility that was scheduled to mature on June 30, 2007, and a $620.1 million term loan C facility that was scheduled to mature on June 30, 2008. At the closing of the amendment and restatement of the HI Credit Facilities on July 13, 2004, HI raised approximately $126.6 million of net proceeds from the issuance of additional term loan borrowings, of which $82.4 million was applied to repay all outstanding borrowings on the HI Revolving Facility and the balance, net of fees, increased cash and cash equivalents. The increase in cash and availability under the HI Revolving Facility is available for general corporate purposes and to provide a portion of funds for the construction of a polyethylene production facility at HI's Wilton, U.K. facility. Scheduled amortization of the HI Term Facility is approximately $13.3 million per annum, commencing June 30, 2006, with the remaining unpaid balance due at maturity. The maturity of the HI Term Facility is December 31, 2010, provided that the maturity will be accelerated to December 31, 2008 if HI has not refinanced all of the outstanding HI Senior Notes and the HI Subordinated Notes (as defined below) on or before December 31, 2008 on terms satisfactory to the administrative agent under the HI Credit Facilities.

In compliance with applicable provisions in its credit facilities, on December 31, 2004, HI prepaid $59 million on the HI Term Facility as a result of excess cash flow. Such prepayment has been applied in accordance with the provisions of the HI Credit Facilities in such a manner that there will be no scheduled maturities under the HI Credit Facilities due until June 2006 and such that all remaining scheduled maturities under the HI Term Facility shall be reduced pro rata.

Interest rates for the amended and restated HI Credit Facilities are based upon, at HI's option, either a eurocurrency rate (LIBOR) or a base rate (prime) plus the applicable spread. The applicable spreads vary based on a pricing grid, in the case of eurocurrency-based loans, from 2.25% to 3.25% per annum depending on the loan facility and whether specified conditions have been satisfied, and, in the case of base rate loans, from 1.00% to 2.00% per annum. As of December 31, 2004 and December 31, 2003 (which was prior to the amendment and restatement of the HI Credit Facilities), the average interest rates on the HI Credit Facilities were 5.0% and 5.6%, respectively, excluding the impact of interest rate hedges. On December 21, 2004, HI amended the HI Credit Facilities which amendment, among other things, reduced the applicable base (prime) rate margin for the term loan B dollar loans from a range of 1.75% to 2.00% to a range of 1.00% to 1.25% and reduced the applicable eurocurrency (LIBOR) rate margin for the term loan B dollar loans from a range of 3.00% to 3.25% to a range of 2.25% to 2.50%.

The HI Credit Facilities are secured by a first priority lien on substantially all the assets of HIH, its domestic subsidiaries and certain of HIH's foreign subsidiaries. The HI Credit Facilities are also guaranteed by HIH, HI's domestic subsidiaries and certain of its foreign subsidiaries (the "HI Guarantors").

The HI Credit Facilities contain financial covenants including a minimum interest coverage ratio and a maximum debt to EBITDA ratio, as defined, and limits on capital expenditures. In addition to financial covenants, the HI Credit Facilities contain other customary covenants relating to the incurrence of debt, the purchase and sale of assets, limitations on investments, affiliate transactions, change in control provisions, events of default and acceleration provisions. Management believes that HI was in compliance with the covenants of the HI Credit Facilities as of December 31, 2004.

The HI Credit Facility allows HI to borrow up to $100 million for letters of credit; however, the $375 million revolving credit facility is reduced dollar-for-dollar by any letters of credit outstanding. As of December 31, 2004, there were no loans outstanding on the HI Revolving Facility, and there were $7.4 million in letters of credit outstanding.

HI Senior Notes and HI Senior Subordinated Notes In March 2002, HI sold $300 million aggregate principal amount of HI Senior Notes due 2009. On April 11, 2003, HI sold an additional $150 million aggregate principal amount of the HI Senior Notes at an issue price of 105.25%. Net proceeds from the sale of these notes were used to repay amounts outstanding under the HI Credit Facilities. The HI Senior Notes are unsecured obligations. Interest on the HI Senior Notes is payable semi-annually in March and September of each year. The HI Senior Notes are redeemable after March 1, 2006 at 104.937% of the principal amount thereof, declining ratably to par on and after March 1, 2008.

On December 17, 2004, HI completed an offering of $175 million of its 7.375% senior subordinated notes due 2015 and €135 million of its 7.5% senior subordinated notes due 2015 (the "HI Senior Subordinated Notes due 2015"). HI used all of the net proceeds to redeem part of its outstanding 10.125% senior subordinated notes due 2009 (the "HI Senior Subordinated Notes due 2009" and, together with the HI Senior Subordinated Notes due 2015, the "HI Senior Subordinated Notes"). Prior to the partial redemptions of the HI Senior Subordinated Notes due 2009 discussed below, HI had outstanding $600 million and €450 million ($559.6 million, which includes $5.2 million of unamortized premium). The HI Senior Subordinated Notes due 2009 became redeemable on July 1, 2004 at 105.063% of the principal amount thereof, which declines ratably to par on and after July 1, 2007. In advance of the issuance of the HI Senior Subordinated Notes due 2015, HI gave notice that it would redeem $231 million and €77 million of Senior Subordinated Notes due 2009 on December 31, 2004 and $2.9 million and €1.0 million of Senior Subordinated Notes due 2009 on January 3, 2005. HI completed these redemptions as scheduled. In connection with these redemptions, HI paid approximately $17.0 million and $0.2 million in U.S. dollar equivalents in redemption premiums on December 31, 2004 and January 3, 2005, respectively.

As of December 31, 2004, following the December 31, 2004 partial redemption of the HI Senior Subordinated Notes due 2009, HI has outstanding $369 million and €373 million of Senior Subordinated Notes due 2009 and $175 million and €135 million of Senior Subordinated Notes due 2015, for a combined total of $544 million and €508 million of Senior Subordinated Notes plus $5.3 million of unamortized premium. Following the January 3, 2005 partial redemption, HI has outstanding $366.1 million and €372 million of Senior Subordinated Notes due 2009 and $175 million and €135 million of Senior Subordinated Notes due 2015, for a combined total of $541.1 million and €507 million of Senior Subordinated Notes plus $5.3 million of unamortized premium. The $175 million and €135 million HI Senior Subordinated Notes due 2015 are redeemable on or after January 1, 2010 at 103.688% and 103.750%, respectively, of the principal amount thereof, which declines ratably to par on and after January 1, 2013. In addition, at any time prior to January 1, 2008, HI may redeem up to 40% of the aggregate principal amount of the $175 million and €135 million Senior Subordinated Notes due 2015 at redemption prices of 107.375% and 107.5% plus accrued and unpaid interest, respectively, with the net cash proceeds of a qualified equity offering. The HI Senior Subordinated Notes are unsecured and interest is payable semi-annually in January and July of each year.

On December 10, 2004, HI entered into a cross-currency swap. The cross-currency swap requires HI to pay euros and receive U.S. dollars at the maturity date of January 1, 2010. The U.S. dollar notional amount is $175 million and bears interest at a fixed rate of 7.375%, payable semiannually on January 1 and July 1. The euro notional amount is approximately €132 million and bears interest at a blended fixed rate of approximately 6.63%, payable semi-annually on January 1 and July 1.

The HI Senior Notes and the HI Senior Subordinated Notes contain covenants relating to the incurrence of debt, limitations on distributions, asset sales and affiliate transactions, among other things. They also contain a change of control provision requiring HI to offer to repurchase the HI Senior Notes and the HI Subordinated Notes upon a change of control. Management believes that HI was in compliance with the covenants of the HI Senior Notes and the HI Senior Subordinated Notes as of December 31, 2004.

Other Debt HI maintains a $25 million multicurrency overdraft facility for its European subsidiaries (the "HI European Overdraft Facility"), all of which was available as of December 31, 2004. As of December 31, 2003, HI had approximately $7.5 million outstanding under the HI European Overdraft Facility included within trade payables. The HI European Overdraft Facility is used for daily working capital needs.

Included within other debt is debt associated with one of HI's Chinese MDI joint ventures. In January 2003, HI entered into a joint venture agreement with Shanghai Chlor-Alkali Chemical Company, Ltd. to build MDI production facilities near Shanghai, China. HI owns 70% of Huntsman Polyurethanes Shanghai Ltd. (the "Consolidated Chinese Splitting JV"), which is a consolidated affiliate. On September 19, 2003, the Consolidated Chinese Splitting JV obtained secured financing for the construction of the production facilities, consisting of various committed loans in the aggregate amount of approximately $119 million in U.S. dollar equivalents. As of December 31, 2004, there were $8.0 million outstanding in U.S. dollar borrowings and 20.0 million in RMB borrowings ($2.4 million) under these facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2004, the interest rate for U.S. dollar borrowings was approximately 3.1% and 5.5% for RMB borrowings. The loans are secured by substantially all the assets of the Consolidated Chinese Splitting JV and will be repaid in 16 semi-annual installments, beginning no later than June 30, 2007. The financing is non-recourse to HI, but is guaranteed during the construction phase by affiliates of the Consolidated Chinese Splitting JV, including the Company, as the successor to Huntsman Holdings. The Company has unconditionally guaranteed 70% of any amounts due and unpaid by the Consolidated Chinese Splitting JV under the loans described above (except for the VAT facility, which is not guaranteed). The Company's guarantees remain in effect until the Consolidated Chinese Splitting JV has (i) commenced production of at least 70% of capacity for at least 30 days, and (ii) achieved a debt service cover ratio of at least 1.5:1.

HIH Debt

Senior Discount Notes and Senior Subordinated Discount Notes (HIH Discount Notes)

On June 30, 1999, HIH issued senior discount notes ("HIH Senior Discount Notes") and senior subordinated discount notes (the "HIH Senior Subordinated Discount Notes" and, collectively with the HIH Senior Discount Notes, the "HIH Discount Notes") to ICI with initial stated values of $242.7 million and $265.3 million, respectively. The HIH Discount Notes are due December 31, 2009. Interest on the HIH Discount Notes is paid in kind. The effective interest rate is 13.4%. The HIH Discount Notes contain limits on the incurrence of debt, restricted payments, liens, transactions with affiliates, and merger and sales of assets. Management believes that HIH was in compliance with the covenants of the HIH Discount Notes as of December 31, 2004.

Interest on the HIH Senior Discount Notes accrues at 13.375% per annum. The HIH Senior Discount Notes are redeemable after July 1, 2004 at 106.688% of the principal amount thereof, declining ratably to par on and after July 1, 2007. As a result of the Company's initial public offering, HIH redeemed 89.5% or approximately $452.3 million, of accreted value as of February 28, 2005 and paid call premiums of approximately $30.2 million. In order to make this partial redemption, HIH received a contribution of $447.5 million from the Company resulting from proceeds of the initial public offering and HIH received $35.0 million as a restricted payment made by HI in the form of a dividend. On March 14, 2005 HIH will redeem the remaining HIH Senior Discount Notes, in full, at an accreted value of approximately $53.4 million and it will pay call premiums of approximately $3.6 million. In order to make this redemption, HIH will receive a contribution from the Company resulting from proceeds of its initial public offering.

The HIH Senior Subordinated Discount Notes have a stated rate of 8% that was reset to a market rate of 13.125% effective September 30, 2004. For financial reporting purposes, the HIH Senior Subordinated Discount Notes were initially recorded at their estimated fair value of $223 million based upon prevailing market rates at June 30, 1999. On December 31, 2001, the terms of the HIH Senior Subordinated Discount Notes were modified, resulting in a significant decrease in the present value of the debt and, as a result, the modification was treated effectively as an extinguishment and reissuance of the debt. The debt was recorded using a 16% interest rate, the estimated market rate for the debt as of December 20, 2001. The effective interest rate is 13.1%. In connection with the financial restructuring of Huntsman LLC on September 30, 2002, MatlinPatterson contributed its interest in the HIH Senior Subordinated Discount Notes to HMP. On May 9, 2003, HMP completed the purchase of the HIH Senior Subordinated Discount Notes from ICI. As of December 31, 2004, the HIH Senior Subordinated Discount Notes were held by HMP. On February 28, 2005, HMP contributed the HIH Senior Subordinated Discount Notes at an accreted value of $422.8 million to HIH in exchange for equity in HIH.

As of December 31, 2004 and 2003, the HIH Senior Discount Notes included $251.9 million and $191.9 million of accrued interest, respectively. As of December 31, 2004, the HIH Senior Subordinated Discount Notes included $13.1 million of accrued interest since the September 30, 2004 reset date when $135.3 million of accrued interest was added to principal for a reset principal balance of $400.6 million. As of December 31, 2003, the HIH Senior Subordinated Discount Notes included $112.3 million of accrued interest and $19.2 million of discount.

AdMat Debt

Revolving Credit Facility (AdMat Revolving Credit Facility)

On June 30, 2003, AdMat entered into the AdMat Revolving Credit Facility that provides up to $60 million of borrowings and is secured by a first lien on substantially all of AdMat's assets and those of certain of its subsidiaries. The collateral includes substantially all real property and equipment relating to AdMat's manufacturing plants located at Bergkamen, Germany; Monthey, Switzerland; McIntosh, Alabama; and Duxford, U.K. The collateral also includes certain capital stock and intercompany notes of certain subsidiaries of AdMat, and certain other assets, principally including inventory and accounts receivable. AdMat's obligations under the AdMat Revolving Credit Facility have been initially guaranteed by all of AdMat's U.S. subsidiaries and certain of its non-U.S. subsidiaries (collectively, the "AdMat Guarantors"). The agent for the lenders under the AdMat Revolving Credit Facility and the trustee under the indenture governing the AdMat Senior Secured Notes are parties to an intercreditor agreement (the "AdMat Intercreditor Agreement").

The AdMat Revolving Credit Facility matures on June 30, 2007. Interest rates, at AdMat's option, are based upon either a eurocurrency rate (LIBOR) or a base rate (prime), plus an applicable spread. The applicable spreads vary based on a pricing grid. In the case of the eurocurrency based loans, spreads range from 3.0% to 4.5% per annum, depending on whether specified conditions have been satisfied, and, in the case of base rate loans, from 2.0% to 3.5% per annum. As of December 31, 2004, AdMat had nothing drawn on the AdMat Revolving Credit Facility and had approximately $10.1 million of letters of credit issued and outstanding under the AdMat Revolving Credit Facility.

The AdMat Revolving Credit Facility contains covenants relating to incurrence of additional debt, purchase and sale of assets, limitations on investments, affiliate transactions, change in control and maintenance of certain financial ratios. The financial covenants include a leverage ratio, fixed charge coverage ratio and a limit on capital expenditures. The AdMat Revolving Credit Facility also limits the payment of dividends and distributions generally to the amount required by AdMat's members to pay income taxes. Management believes that AdMat is in compliance with the covenants of the AdMat Revolving Credit Facility as of December 31, 2004.

There are no scheduled debt amortization payments on the AdMat Revolving Credit Facility until its maturity date.

The AdMat Revolving Credit Facility allows AdMat to borrow up to $20 million for letters of credit; however, the $60 million revolving credit facility is reduced dollar-for-dollar by any letters of credit outstanding.

Senior Secured Notes (AdMat Senior Secured Notes)

In connection with the AdMat Transaction, on June 30, 2003, AdMat issued $250 million of Fixed Rate Notes due 2010 and $100 million of Floating Rate Notes due 2008. The $250 million Fixed Rate Notes bear a fixed rate of interest of 11%, and the Floating Rate Notes bear interest at a rate per annum equal to LIBOR plus 8.0%, subject to a floor with respect to LIBOR of 2.0%. As of December 31, 2004, the interest rate on the Floating Rate Notes was 10%. Interest on the Floating Rate Notes resets semi-annually. The $100 million Floating Rate Notes were issued with an original issue discount of 2.0%, or for $98 million. The $2 million discount is being amortized to interest expense over the term of the Floating Rate Notes. Interest is payable on the AdMat Senior Secured Notes semiannually on January 15 and July 15 of each year. The effective interest rate on the AdMat Floating Rate Notes was 10.3% for the year ended December 31, 2004, excluding the impact of additional interest discussed below.

The AdMat Senior Secured Notes are secured by a second lien, subject to the AdMat Intercreditor Agreement, on substantially all of the assets that secure the AdMat Revolving Credit Facility. The AdMat Senior Secured Notes effectively rank senior in right of payment to all existing and future obligations of AdMat that are unsecured or secured by liens on the collateral junior to the liens securing the AdMat Senior Secured Notes. The AdMat Senior Secured Notes are initially guaranteed on a senior basis by the AdMat Guarantors and are also supported by liens on substantially all of the assets of the AdMat Guarantors.

The AdMat Fixed Rate Notes are redeemable on or after July 15, 2007 at the option of AdMat at a price declining ratably from 105.5% to 100.0% of par value by the year 2009. The AdMat Floating Rate Notes are redeemable on or after July 15, 2005 at the option of AdMat at a price declining ratably from 105.0% to 100.0% of par value by the year 2007. At any time prior to July 15, 2007 for the AdMat Fixed Rate Notes and July 15, 2005 for the AdMat Floating Rate Notes, AdMat may redeem all or part of such notes at 100% of their principal amount, plus a "make whole" premium, as defined in the indenture. In addition, at any time prior to July 15, 2006 for the AdMat Fixed Rate Notes and July 15, 2005 for the AdMat Floating Rate Notes, AdMat may redeem up to 35% of the aggregate principal amount of the AdMat Senior Secured Notes at a redemption price of 111% of the principal thereof with the net cash proceeds of one or more qualified equity offerings, subject to certain conditions and limitations.

The indenture governing the AdMat Senior Secured Notes contains covenants relating to the incurrence of debt, limitations on distributions, asset sales and affiliate transactions, among other things. The indenture also contains a change of control provision requiring AdMat to offer to repurchase the AdMat Senior Secured Notes upon a change of control. Management believes that AdMat was in compliance with the covenants of the indenture as of December 31, 2004.

Under the terms of a registration rights agreement among AdMat, the AdMat Guarantors and the initial purchasers of the AdMat Senior Secured Notes, AdMat was required to cause a registration statement relating to an exchange offer for the AdMat Senior Secured Notes to become effective on or before July 9, 2004 (the "Effectiveness Date") and to complete the exchange offer on or before August 23, 2004 (the "Completion Date"). Due to a delay in the completion of predecessor company prior period audited financial statements for certain of AdMat's subsidiaries, the registration statement did not become effective by the Effectiveness Date and the exchange offer was not completed by the Completion Date. Accordingly, under the registration rights agreement, AdMat was required to pay additional interest on the AdMat Senior Secured Notes at a rate of 0.25% per annum for the first 90-day period following the Effectiveness Date and 0.50% for the second 90-day period and is currently paying additional interest at a rate of 0.75% per year. Once the registration statement becomes effective, AdMat will be required to continue paying additional interest until the exchange offer is completed. AdMat filed an amended registration statement on December 22, 2004 and expects to file a second amended registration statement late in the first quarter of 2005. AdMat expects that the exchange offer will be completed approximately 30 days after the registration statement becomes effective.

There are no scheduled debt amortization payments on the AdMat Senior Secured Notes until their maturity date.

Other Debt As of December 31, 2004, AdMat had $1 million debt outstanding under credit facilities in Brazil. These facilities are primarily revolving credit lines that support the working capital needs of the business and the issuance of certain letters of credit and guarantees. A portion of the other debt is backed by letters of credit issued and outstanding under the AdMat Revolving Credit Facility.

Maturities

The scheduled maturities of the Company's debt, after giving effect to the repayment of debt from the proceeds of the initial public offering of the Company's common and preferred stock, are as follows (dollars in millions):

Year Ended December 31:	
2005	$ 37.5
2006	34.7
2007	134.3
2008	634.7
2009	1,991.7
Later Years	3,466.6
	$6,299.5

13. Derivative Instruments and Hedging Activities

The Company is exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, the Company enters into transactions, including transactions involving derivative instruments, to manage interest rate exposure, but does not currently hedge for movements in commodities or foreign exchange rates. The Company manages interest rate exposure through a program designed to reduce the impact of fluctuations in variable interest rates and to meet the requirements of certain credit agreements.

Interest Rate Hedging

Through the Company's borrowing activities, it is exposed to interest rate risk. Such risk arises due to the structure of the Company's debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities as well as entering into interest rate swaps, collars and options.

As of December 31, 2004 and 2003, the Company had entered into various types of interest rate contracts to manage its interest rate risk on its long-term debt as indicated below (dollars in millions):

	December 31,	
	2004	2003
Pay fixed swaps		
Notional amount	**$184.3**	$447.5
Fair value asset (liability)	**(3.2)**	(14.4)
Weighted average pay rate	**4.44%**	5.49%
Maturing	**2005–2007**	2004–2007
Interest rate collars		
Notional amount	**$ —**	$150.0
Fair value	**—**	(4.8)
Weighted average cap rate	**—**	7.00%
Weighted average floor rate	**—**	6.25%
Maturing	**—**	2004

The Company purchases both interest rate swaps and interest rate collars to reduce the impact of changes in interest rates on its floating rate long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle the Company to receive from the counterparties (major banks) the amounts, if any, by which the Company's interest payments on certain of its floating rate borrowings exceed a certain rate, and require the Company to pay to the counterparties (major banks) the amount, if any, by which the Company's interest payments on certain of its floating rate borrowings are less than a certain rate.

Interest rate contracts with a fair value of $3.2 million and $19.2 million were recorded as a component of other noncurrent liabilities as of December 31, 2004 and 2003, respectively. The fair value of cash flow hedges and interest rate contracts not designated as hedges are $2.0 million and $1.2 million as of December 31, 2004 and $13.0 million as of December 31, 2003. The changes in the fair value of cash flow hedges resulted in a $0.2 million decrease in interest expense, a $4.8 million decrease in interest expense and a $3.4 million increase in interest expense, and a $4.5 million decrease, a $12.4 million decrease, and a $3.5 million increase in other comprehensive income for the year ended December 31, 2004, 2003 and 2002, respectively. The changes in the fair value of interest rate contracts not designated as hedges resulted in a $4.9 million increase in expense, a $6.5 million decrease in interest expense and a $3.5 million increase in interest expense for the year ended December 31, 2004, 2003 and 2002, respectively.

The Company is exposed to credit losses in the event of nonperformance by a counterparty to the derivative financial instruments. The Company anticipates, however, that the counterparties will be able to fully satisfy obligations under the contracts. Market risk arises from changes in interest rates.

Commodity Price Hedging

As of December 31, 2004, there was $0.1 million included in other current assets and accrued liabilities related to cash flow commodity price hedging contracts recorded in other current assets and other comprehensive income.

As of December 31, 2004, commodity price hedging contracts designated as fair value hedges are included in the balance sheet as $1.5 million in other current assets and $1.8 million decrease in inventory. As of December 31, 2003, cash flow commodity price hedging contracts designated as fair value hedges included in the balance sheet as an increase of $0.8 million to other current liabilities and an increase in inventory of $0.5 million.

Commodity price contracts not designated as hedges are reflected in the balance sheet as $5.6 million and $1.8 million in other current assets and liabilities, respectively, as of December 31, 2004 and as $0.5 million and $0.3 million in other current assets and liabilities, respectively, as of December 31, 2003.

During the year ended December 31, 2004, 2003 and 2002, the Company recorded an increase of $2.4 million, $1.2 million and $3.5 million, respectively, in cost of goods sold related to net gains and losses from settled contracts, net gains and losses in fair value price hedges, and the change in fair value on commodity price hedging contracts not designated as hedges.

Foreign Currency Rate Hedging

The Company may enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. These contracts are not designated as hedges for financial reporting purposes and are recorded at fair value. As of December 31, 2004 and 2003 and for the year ended December 31, 2004, 2003 and 2002 the fair value, change in fair value, and realized gains (losses) of outstanding foreign currency rate hedging contracts was not material.

Net Investment Hedging

The Company has designated all of its euro-denominated debt as a hedge of its net investments in foreign operations. Currency effects of net investment hedges produced a loss of $45.2 million, a loss of $93.6 million, and loss of $95.9 million in other comprehensive income (loss) (foreign currency translation adjustments) for the year ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004 and December 31, 2003, there was a cumulative net loss of approximately $171.5 million and $126.3 million, respectively.

On December 10, 2004, the Company entered into a cross-currency swap. The cross-currency swap requires the Company to pay euros and receive U.S. dollars at the maturity date of January 1, 2010. The U.S. dollar notional amount is $175 million and bears interest at a fixed rate of 7.375%, payable semiannually on January 1 and July 1. The euro notional amount is approximately €132 million and bears interest at a blended fixed rate of approximately 6.63%, payable semiannually on January 1 and July 1. The Company has designated this cross-currency swap as a hedge of its net investment in euro-denominated operations.

14. Operating Leases

The Company leases certain railcars, aircraft, equipment and facilities under long-term lease agreements. The total expense recorded under operating lease agreements in the accompanying consolidated statements of operations is approximately $55.2 million, $38.4 million and $36.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under operating leases as of December 31, 2004 are as follows (dollars in millions):

Year Ending December 31:	
2005	$ 47.8
2006	40.5
2007	33.4
2008	27.2
2009	25.0
Thereafter	108.1
	$282.0

15. Income Taxes

The following is a summary of U.S. and non-U.S. provisions for current and deferred income taxes (dollars in millions):

	For the Year Ended December 31,		
	2004	2003	2002
Income tax expense (benefit):			
U.S.			
Current	$ 11.1	$ 8.4	$8.1
Deferred	(2.2)	(12.8)	—
Non-U.S.			
Current	24.3	26.0	0.4
Deferred	(62.3)	9.2	—
Total	$(29.1)	$ 30.8	$8.5

The following schedule reconciles the differences between the United States federal income taxes at the United States statutory rate to the Company's provision (benefit) for income taxes (dollars in millions):

	For the Year Ended December 31,		
	2004	2003	2002
Loss from continuing operations before income tax	$(241.8)	$(287.9)	$(154.6)
Expected benefit at U.S. statutory rate of 35%	$ (84.6)	$(100.8)	$ (54.1)
Change resulting from:			
State taxes (benefit) net of federal benefit	2.6	(5.6)	(4.6)
Effects of non-U.S. operations and tax rate differential	(37.4)	(1.5)	5.3
Equity method of accounting	—	5.2	14.9
Incremental U.S. tax on non-U.S. income	28.4	1.6	—
Cancellation of indebtedness income	—	—	73.8
Tax authority audits	2.3	3.6	22.9
Change in valuation allowance	69.7	123.9	(59.4)
Other—net	(10.1)	4.4	9.7
Total income tax (benefit) expense	$ (29.1)	$ 30.8	$ 8.5

The components of (losses) earnings from continuing operations before taxes were as follows (dollars in millions):

	For the Year Ended December 31,		
	2004	2003	2002
Loss before income taxes:			
U.S.	$(155.4)	$(200.1)	$(154.2)
Non-U.S.	(86.4)	(87.8)	(0.4)
Total	$(241.8)	$(287.9)	$(154.6)

Subsequent to the AdMat Transaction, substantially all non-U.S. operations of AdMat are treated as branches of the Company for U.S. income tax purposes and are, therefore, subject to both U.S. and non-U.S. income tax. The pre-tax income by jurisdictional location and the preceding analysis of the income tax provision by taxing jurisdiction may, therefore, not be directly related.

Components of deferred income tax assets and liabilities are as follows (dollars in millions):

	December 31,	
	2004	2003
Deferred income tax assets:		
Net operating loss and AMT credit carryforwards	$1,217.8	$ 1,212.7
Employee benefits	96.3	65.1
Intangible assets	190.7	148.5
Other—net	55.0	58.6
Total	1,559.8	1,484.9
Deferred income tax liabilities:		
Tax depreciation in excess of book depreciation	(889.5)	(1,000.9)
Other—net	(10.5)	(87.1)
Total	(900.0)	(1,088.0)
Net deferred tax asset before valuation allowance	659.8	396.9
Valuation allowance	(842.1)	(603.3)
Net deferred tax liability	$ (182.3)	$ (206.4)
Current tax asset	$ 11.9	$ 14.7
Current tax liability	(10.8)	(15.1)
Non-current tax asset	34.5	28.8
Non-current tax liability	(217.9)	(234.8)
Total	$ (182.3)	$ (206.4)

As of December 31, 2004, the Company has U.S. federal net operating loss carryforwards ("NOLs") of $1,352.9 million. The U.S. NOLs begin to expire in 2018 and fully expire in 2024. The Company also has NOLs of $2,240.0 million in various non-U.S. jurisdictions. While the majority of the non-U.S. NOLs have no expiration date, $353.7 million have a limited life and begin to expire in 2006.

Included in the $2,240.0 million of non-U.S. NOLs is $1,122.7 million attributable to AdMat's Luxembourg entities. As of December 31, 2004, there is a valuation allowance of $318.5 million against these net tax-effected NOLs of $336.8 million. The Company is currently exploring initiatives that could result in the dissolution of these entities. The net operating loss carryforwards of these entities would be lost on dissolution.

The Company has a valuation allowance against its entire U.S. and a material portion of its non-U.S. net deferred tax assets. A future valuation allowance reversal of $3.7 million will reduce goodwill and other noncurrent intangibles. During the year ended December 31, 2004, the Company reversed valuation allowances of $26.6 million, which were used to reduce noncurrent intangibles. Additionally, included in the deferred tax assets at December 31, 2004 is approximately $7.7 million of cumulative tax benefit related to equity transactions which will be credited to stockholders' equity when realized, after all other valuation allowances have been reversed.

The Company and AdMat are subject to the "ownership change" rules of Section 382 of the Internal Revenue Code. Under these rules, the use of the NOLs by the Company and AdMat could be limited in tax periods following the date of the ownership change. Based upon the existence of significant tax "built-in income" items, the effect of the ownership change rules on the ability to utilize the NOLs is not anticipated to be material.

During the twelve months ended December 31, 2004, included in the $37.4 million "Effects of non-U.S. operations and tax rate differential" above is approximately $28.3 million of non-recurring items including amounts associated with enacted changes in tax rates, the expiration of tax statute of limitations as well as the reversal of previously established contingency reserves.

For non-U.S. entities that are not treated as branches for U.S. tax purposes, the Company does not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested were $30.0 million at December 31, 2004. It is not practicable to determine the unrecognized deferred tax liability on those earnings.

As a matter of course, the Company's subsidiaries are regularly audited by various taxing authorities in both the U.S. and numerous non-U.S. jurisdictions. The Company believes adequate provision has been made for all outstanding issues for all open years.

16. Other Comprehensive Income (Loss)

Other comprehensive income consisted of the following (dollars in millions):

	December 31, 2004		December 31, 2003		HIH May 1, 2003	December 31, 2002	
	Accumulated Income (Loss)	Income (Loss)	Accumulated Income (Loss)	Income (Loss)	Accumulated Income (Loss)	Accumulated Income (Loss)	Income (Loss)
Foreign currency translation adjustments (net of investment hedges) and net of tax of $18.3 million as of both December 31, 2004 and 2003	$ 333.6	$ 67.1	$167.1	$193.3	$(13.2)	$ (11.9)	$ (8.5)
Unrealized loss on non-qualified plan investments	0.9	0.3	0.6	0.6	—	—	—
Unrealized loss on derivative instruments	(5.2)	8.3	(13.5)	13.9	(13.2)	(15.3)	(5.9)
Cumulative effect of accounting change	—	—	(1.1)	—	(1.1)		
Minimum pension liability, net of tax of $14.2 million and $29.9 million as of December 31, 2004 and 2003, respectively	(152.1)	(5.7)	(95.2)	14.0	(87.5)	(22.0)	(17.2)
Minimum pension liability unconsolidated affiliate	(6.6)	(1.0)	(5.6)	(0.2)	(5.4)		
Unrealized loss on securities	1.2	1.0	0.2	3.3	(2.8)		
Other comprehensive income (loss) of minority interest	(74.4)	(73.9)	(0.5)	(0.5)	—	—	—
Other comprehensive income (loss) of unconsolidated affiliates	83.6	74.4	9.2	17.2	73.9	(81.9)	41.8
Total	$ 181.0	$ 70.5	$ 61.2	$241.6	$(49.3)	$(131.1)	$ 10.2

Items of other comprehensive income of the Company and its consolidated affiliates have been recorded net of tax, with the exception of the SFAS No. 52 adjustments related to subsidiaries with earnings treated as permanently reinvested. The tax effect in other comprehensive income is determined based upon the jurisdiction in which the income or loss is recognized and is net of valuation allowances.

17. Redeemable Preferred Members' Interest

On September 30, 2002, the Company authorized the issuance of 18% cumulative preferred members' interest. The preferred members' interest has a liquidation preference of $395.0 million and is entitled to a cumulative preferred return equal to 18% per annum, compounded annually. The Company has the right to redeem the preferred members' interest after five years, for an amount equal to the unpaid liquidation preference plus any unpaid preferred return. As of December 31, 2004, the accumulated liquidation preference was $574.8 million. The preferred members' interest does not have voting rights. After 10 years, at the option of the preferred member, the preferred members' interest is redeemable for an amount equal to the unpaid liquidation plus any unpaid preferred return.

18. Common Interests and Tracking Preferred Interests

All common interests and tracking preferred interests were exchanged for common stock in connection with the initial public offering of common stock on February 16, 2005 (See Note 1).

Common Interests

On September 30, 2002, the Company authorized and issued 10,000,000 Class A Common Units and 10,000,000 million Class B Common Units. Both Class A Common Units and Class B Common Units have equal rights in the management of the

Company and share ordinary profits and-losses equally. There are, however, special provisions governing distributions of proceeds until a certain specified level of proceeds have been distributed after which proceeds are distributed equally.

On September 30, 2002, the holders of the preferred and common stock in Huntsman LLC contributed their shares for Class B Common Units of Huntsman Holdings and a membership interest in Huntsman Holdings Preferred Member, LLC ("HHPM"). Because the exchange transactions were with related entities, the exchange was recorded at historical carrying values. Concurrent with this exchange, MatlinPatterson, Consolidated Press Holdings ("CPH"), and certain affiliated entities completed additional cash and non-cash capital contributions in exchange for Class A Common Units of Huntsman Holdings and membership interests in HHPM. The members of HHPM then contributed their aggregate membership interests in exchange for the Preferred Member's Interest of Huntsman Holdings. See "Note 1. General—HLLC Restructuring."

Tracking Preferred Interests

On June 30, 2003, a subsidiary of the Company authorized and issued four series of tracking preferred interests (Series A, B, C, and D), that track the performance of the AdMat business (collectively, "Tracking Preferred Interests"). The Series A Tracking Preferred Interests have a liquidation preference equal to $128.3 million. The Series B Tracking Preferred Interests have a liquidation preference equal to $77.0 million, reduced by the amount of certain distributions to the holders of certain Class A Common Units. The Series C Tracking Preferred Interests have a liquidation preference equal to $231.0 million. The Series D Tracking Preferred Interests have a liquidation preference equal to $77.0 million, reduced by the amount of certain distributions to the holders of certain Class A Common Units. The Tracking Preferred Interests are not entitled to any return other than their liquidation preferences. The liquidation preferences are limited to the underlying investment in the AdMat business. The Tracking Preferred Interests do not have voting rights, and may be redeemed by the Company in connection with certain sale transactions for an amount equal to their unpaid liquidation preferences.

19. Employee Benefit Plans

Defined Benefit and Other Postretirement Benefit Plans

The Company's employees participate in a trusteed, non-contributory defined benefit pension plan (the "Plan") that covers substantially all full-time U.S. employees of the Company. The Plan provides benefits based on years of service and final average salary. However, effective July 1, 2004, the existing Plan formula for employees not covered by a collective bargaining agreement was converted to a cash balance design. For represented employees, participation in the cash balance design is subject to the terms of negotiated contracts, and as of July 1, 2004, one collectively bargained unit had negotiated to participate. For participating employees, benefits accrued as of June 30, 2004 under the prior formula were converted to opening cash balance accounts. The new cash balance benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants in the plan on July 1, 2004 may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The conversion to the cash balance plan did not have a significant impact on the accrued benefit liability, the funded status or ongoing pension expense.

The Company also sponsors two unfunded postretirement benefit plans other than pensions, which provide medical and life insurance benefits. In 2003, the health care trend rate used to measure the expected increase in the cost of benefits was assumed to be 10% decreasing to 5% after 2007.

In May 2004, the FASB issued FASB Staff Position ("FSP") No. 106-2, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."* The FSP provides accounting guidance for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") to a sponsor of a postretirement health care plan. On July 1, 2004, the Company adopted the provisions of FSP No. 106-2. The adoption of FSP No. 106-2 reduced the Company's non-pension postretirement accumulated benefit obligation by approximately $4.7 million, which has been recognized as a change in the Company's unrecognized actuarial gain/loss. The adoption of FSP No. 106-2 reduced the net periodic postretirement benefit cost recognized during the period ended December 31, 2004 by approximately $0.5 million.

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31, 2004 and 2003 (dollars in millions):

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2004		2003		2004		2003	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in benefit obligation								
Benefit obligation at beginning of year	$ 483.2	$1,654.6	$ 337.3	$ —	$ 140.8	$ 4.2	$ 111.4	$ 3.5
Service cost	19.0	45.1	14.2	27.2	3.3	—	3.3	—
Interest cost	30.8	86.9	26.0	46.6	7.5	0.3	8.2	0.2
Participant contributions	—	5.2	—	3.1	—	—	—	—
Plan amendments	(58.8)	(0.3)	0.1	0.2	—	—	(16.8)	—
Acquisitions of HI	—	—	84.3	1,401.1	—	—	16.2	—
Exchange rate changes	—		—	160.5	—	—	—	—
Settlements/transfers	—	(1.2)	—	—	—	—	—	—
Other	—	3.3	—	17.9	—	—	—	—
Curtailments	—	(1.3)	—	(1.3)	—	(0.1)	—	—
Special termination benefits	—	10.7	—	6.6	—	—	—	—
Actuarial (gain)/loss	39.1	285.7	41.8	26.6	(14.2)	0.3	26.7	0.9
Benefits paid	(23.7)	(67.9)	(20.5)	(33.9)	(10.5)	(0.4)	(8.2)	(0.4)
Benefit obligation at end of year	$ 489.6	$2,020.8	$ 483.2	$1,654.6	$ 126.9	$ 4.3	$ 140.8	$ 4.2
Change in plan assets								
Fair value of plan assets at beginning of year	$ 257.8	$1,345.1	$ 159.6	$ —	$ —	$ —	$ —	$ —
Actual return on plan assets	34.9	149.3	49.0	88.5				
Adjustments to opening value	—	(4.3)	—	—	—	—	—	—
Exchange rate changes	—	125.2	—	134.1	—	—	—	—
Acquisitions of HI	—	—	—	1,112.5	—	—	—	—
Participant contributions	—	5.2	—	3.1	—	—	—	—
Other	—	(2.3)	—	11.8	—	—	—	—
Administrative expenses	—	(0.8)	—	(0.7)	—	—	—	—
Company contributions	28.9	59.0	47.6	27.7	10.5	0.4	8.2	0.3
Settlements/Transfers	—	(1.1)	22.1	2.0				
Benefits paid	(23.7)	(67.9)	(20.5)	(33.9)	(10.5)	(0.4)	(8.2)	(0.3)
Fair value of plan assets at end of year	$ 297.9	$1,607.4	$ 257.8	$1,345.1	$ —	$ —	$ —	$ —
Funded status								
Funded status	$(191.7)	$ (413.4)	$(225.4)	$ (309.5)	$(126.9)	$(4.3)	$(140.8)	$(4.2)
Unrecognized net actuarial (gain)/loss	119.7	3.3	98.1	3.9	59.3	1.1	77.0	1.2
Unrecognized prior service (credit) cost	(52.3)	552.3	7.5	426.7	(17.8)	—	(19.7)	—
Unrecognized net transition obligation	3.9	5.6	5.0	6.4	—	0.2	—	0.2
Accrued benefit cost	$(120.4)	$ 147.8	$(114.8)	$ 127.5	$ (85.4)	$(3.0)	$ (83.5)	$(2.8)
Amounts recognized in balance sheet								
Accrued benefit cost recognized in accrued liabilities and other noncurrent liabilities	$(173.6)	$ (241.1)	$(150.3)	$ (216.7)	$ (85.4)	$(3.0)	$ (83.5)	$(2.8)
Prepaid pension cost	0.8	266.4	0.6	235.2	—	—	—	—
Intangible asset	4.1	4.5	12.8	6.0	—	—	—	—
Accumulated other comprehensive income	48.3	118.0	22.1	103.0	—	—	—	—
Accrued benefit cost	$(120.4)	$ 147.8	$(114.8)	$ 127.5	$ (85.4)	$(3.0)	$ (83.5)	$(2.8)

Components of the net periodic benefit costs for the years ended December 31, 2004, 2003 and 2002 are as follows (dollars in millions):

	Defined Benefit Plans					Other Postretirement Benefit Plans				
	U.S. Plans			Non-U.S. Plans	Non-U.S. Plans	U.S. Plans			Non-U.S. Plans	Non-U.S. Plans
	2004	2003	2002	**2004**	2003	**2004**	2003	2002	**2004**	2003
Service cost	**$ 19.0**	$ 14.2	$ 10.5	**$ 45.1**	$ 27.2	**$ 3.3**	$ 3.3	$ 2.6	**$—**	$—
Interest cost	**30.8**	26.0	21.8	**86.9**	46.6	7.5	8.2	7.2	**0.3**	0.2
Expected return on assets	**(22.1)**	(18.1)	(15.5)	**(96.4)**	(49.0)	—	—	—	—	—
Amortization of transition obligation	**1.1**	1.1	1.1	**0.7**	0.6	—	—	0.1	—	—
Amortization of prior service cost	**0.9**	0.9	0.9	**0.5**	0.4	(1.9)	(0.3)	(0.2)	—	—
Amortization of actuarial (gain)/loss	4.7	0.9	0.4	**20.2**	15.1	**3.5**	2.8	2.0	**0.1**	0.1
Net periodic benefit cost	**$ 34.4**	$ 25.0	$ 19.2	**$ 57.0**	$ 40.9	**$12.4**	$14.0	$11.7	**$0.4**	$0.3

The following assumptions were used in the above calculations:

	Defined Benefit Plans					Other Postretirement Benefit Plans				
	U.S. Plans			Non-U.S. Plans	Non-U.S. Plans	U.S. Plans			Non-U.S. Plans	Non-U.S. Plans
	2004	2003	2002	**2004**	2003	**2004**	2003	2002	**2004**	2003
Weighted-average assumptions as of December 31:										
Discount rate	**6.00%**	6.75%	6.75%	**5.30%**	5.49%	**5.75%**	6.00%	6.75%	**6.25%**	6.25%
Expected return on plan assets	**8.25%**	8.25%	8.25%	**7.11%**	7.29%	**N/A**	N/A	N/A	**N/A**	N/A
Rate of compensation increase	**4.00%**	4.00%	4.00%	**3.58%**	3.76%	**4.00%**	4.00%	4.00%	**4.06%**	3.76%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the defined benefit plans with accumulated benefit obligations in excess of plan assets were as follows (dollars in millions):

	U.S. Plans		Non-U.S. Plans	
	2004	2003	**2004**	2003
Projected benefit obligation	**$489.6**	$483.2	**$2,020.8**	$1,654.6
Accumulated benefit obligation	**468.1**	402.6	**1,645.3**	1,370.2
Fair value of plan assets	**297.9**	257.8	**1,607.4**	1,345.1

Expected future contributions and benefit payments are as follows for the U.S. plans (dollars in millions):

	Defined Benefit Plans	Other Postretirement Benefit Plans
2005 expected employer contributions:		
To plan trusts	$27.6	$10.6
To plan participants	4.1	
Expected benefit payments:		
2005	22.9	10.6
2006	24.3	10.5
2007	26.4	10.5
2008	28.6	10.5
2009	30.6	10.4
2010–2014	195.7	52.1

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefit plans. A one-percent-point change in assumed health care cost trend rates would have the following effects (dollars in millions):

Asset Category	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost	$ 1.5	$(1.2)
Effect on postretirement benefit obligation	$11.4	$(9.9)

The asset allocation for the Company's pension plans at the end of 2004 and the target allocation for 2005, by asset category, follows. The fair value of plan assets for these plans was $1,905.3 million at the end of 2004. Based upon historical returns, the expectations of the Company's investment committee and outside advisors, the expected long-term rate of return on these assets is estimated to be between 7.11% to 8.25%.

Asset Category	Target Allocation 2005	Allocation at December 31, 2004	Allocation at December 31, 2003
Large cap equities	25%–35%	29%	28%
Small/Mid cap equities	15%–25%	22%	21%
International equities	10%–20%	16%	15%
Fixed income	15%–25%	18%	19%
Real estate/other	10%–20%	14%	5%
Cash	0%– 5%	1%	12%
Total U.S. pension plans		100%	100%
Equities	59%	61%	59%
Fixed income	37%	34%	35%
Real estate	3%	3%	4%
Cash	1%	2%	2%
Total non-U.S. pension plans		100%	100%

Equity securities in the Company's pension plans did not include any equity securities of the Company or its affiliates at the end of 2004.

The Company's pension plan assets are managed by outside investment managers; assets are rebalanced based upon market opportunities and the consideration of transactions costs. The Company's strategy with respect to pension assets is to pursue an investment plan that, over the long term is expected to protect the funded status of the plan, enhance the real purchasing power of plan assets, and not threaten the plan's ability to meet currently committed obligations.

Defined Contribution Plans

The Company has a money purchase pension plan covering substantially all of its domestic employees who have completed at least two years of service. Employer contributions are made based on a percentage of employees' earnings (ranging up to 8%).

The Company also has a salary deferral plan covering substantially all domestic employees. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. The Company contributes an amount equal to one-half of the participant's contribution, not to exceed 2% of the participant's compensation.

The Company's total combined expense for the above defined contribution plans for the years ended December 31, 2004, 2003 and 2002 was approximately $20.7 million, $12.8 million and $11.9 million, respectively.

Supplemental Salary Deferral Plan and Supplemental Executive Retirement Plan

Effective January 1, 2003, the Company created the Huntsman Supplemental Savings Plan ("SSP"). This is a non-qualified plan covering key management employees of Huntsman LLC and its participating affiliates. This plan allows participants to defer amounts that would otherwise be paid as compensation. The participant can defer up to 50% of their salary and up to 82% of their bonus each year. This plan also provides benefits that would be provided under the Huntsman Salary Deferral Plan if that plan were not subject to legal limits on the amount of contributions that can be allocated to an individual in a single year.

During the year ended December 31 2004, 2003 and 2002, the Company expensed $0.5 million, $1.1 million and $0.4 million for the SSP and the SERP, respectively.

Equity Appreciation Rights Plan

Under the terms of the Equity Appreciation Rights Plan, the Company grants equity appreciation rights ("EARs") to key management employees. The EARs vest at a rate of 25% per year, beginning with the first anniversary of the date of grant and can be exercised anytime within ten years of the date of grant. During the year ended December 31, 2001, 1,065,700 EARs were granted to employees. No awards were subsequently granted. The EARs entitle the employees to receive an amount equal to the increase in the value of a phantom share of Company stock since the date of the grant multiplied by the number of rights granted. There is no right under the EARs to receive any form of stock or equity interest in the Company or any other entity. Compensation expense is recorded for the increase in the value of the rights. No compensation expense was recorded for the years ended December 31, 2004, 2003 or 2002.

As of January 18, 2005, all of the EARs have been cancelled.

Stock-based Incentive Plan

In connection with the initial public offering of common and preferred stock on February 16, 2005, the Company adopted the Huntsman Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom stock, performance awards and other stock-based awards ("Awards") to the Company's employees, directors and consultants and to employees and consultants of the Company's subsidiaries, provided that incentive stock options may be granted solely to employees.

A maximum of 21,590,909 shares of common stock may be delivered pursuant to the Awards under the Stock Incentive Plan.

In connection with the initial public offering on February 16, 2005, the Company granted to certain of its employees options to purchase an aggregate of 2,372,740 shares of common stock at an exercise price of $23 per share. These options vest one-third on each of the first, second and third anniversaries of the date of grant. The options will expire on the tenth anniversary of the date of grant.

Also in connection with the initial public offering on February 16, 2005, the Company granted an aggregate of 749,513 shares of restricted stock to certain of its employees. The restrictions will lapse with respect to one-third of the restricted shares on each of the first, second and third anniversaries of the date of grant. In connection with the issuance of these shares of restricted stock, the Company expects to recognize compensation expense of approximately $5.7 million annually over the vesting period.

International Plans

International employees are covered by various postemployment arrangements consistent with local practices and regulations. Such obligations are included in the consolidated financial statements in other long-term liabilities.

20. Related Party Transactions

The accompanying consolidated financial statements of the Company include the following balances not otherwise disclosed with affiliates of the Company (dollars in millions):

	December 31, 2004	December 31, 2003
Trade receivables:		
Other unconsolidated affiliates	$ 9.4	$11.5
Other accounts payable:		
Other unconsolidated affiliates	35.7	25.2

Huntsman LLC shares services and resources with HIH and its subsidiaries. In accordance with various agreements with HIH, Huntsman LLC provides management and operating services and supplies certain raw materials. The accompanying consolidated financial statements of the Company include the following transactions not otherwise disclosed with affiliates, officers and employees of the Company (dollars in millions):

	Year Ended December 31,		
	2004	2003	2002
Sales to:			
HIH	$ —	$ 76.3	$162.1
Other unconsolidated affiliates	47.6	14.4	4.1
Inventory purchases from:			
HIH	—	53.0	57.7
Other unconsolidated affiliates	403.9	261.4	—
Operating expenses allocated (to)/from:			
HIH	—	(22.3)	(64.5)
Other affiliates	—	—	2.4

The Company has agreed with the Jon and Karen Huntsman Foundation, a private charitable foundation established by Jon M. and Karen H. Huntsman to further the charitable interests of the Huntsman family, that it will donate its Salt Lake City office building and its option to acquire an adjacent undeveloped parcel of land to the foundation free of debt. The Company has agreed to complete this donation on the earlier of November 30, 2009 or the date on which it occupies less than 20% of the two main floors of the Salt Lake City office building. Under certain circumstances, after the Company makes this donation it will have the right, but not the obligation, to lease space in the Salt Lake City office building from the foundation.

21. Commitments and Contingencies

Purchase Commitments

The Company has various purchase commitments extending through 2023 for materials and supplies entered into in the ordinary course of business. The purchase commitments are contracts that require minimum volume purchases. Certain contracts allow for changes in minimum required purchases volumes in the event of a temporary or permanent shutdown of a facility. The contractual purchase price for substantially all of these contracts require minimum payments, even if no volume is purchased. These contracts approximate $157 million in 2005, decreasing to approximately $26 million after 2008. Historically, the Company has not made any minimum payments under its take or pay contracts.

Legal Matters

The Company has settled certain claims relating to discoloration of unplasticized polyvinyl chloride products allegedly caused by its titanium dioxide ("Discoloration Claims") during and prior to the second quarter of 2004. Substantially all of the titanium dioxide that was the subject of these claims was manufactured prior to the Company's acquisition of its titanium dioxide business from ICI in 1999. Net of amounts it has received from insurers and pursuant to contracts of indemnity, the Company has paid approximately £8 million ($14.9 million) in costs and settlement amounts for Discoloration Claims as of December 31, 2004.

The following table presents information about the number of Discoloration Claims for the periods indicated. Claims include all claims for which service has been received by the Company, and each such claim represents a plaintiff who is pursuing a claim against the Company.

	Year Ended December 31,		
	2004	2003	2002
Claims filed during period	1	1	0
Claims resolved during period	2	2	0
Claims unresolved at end of period	3	4	5

The five Discoloration Claims unresolved at the end of 2002 included three claims that did not quantify monetary damages and two claims asserting aggregate damages of approximately $4.5 million. During the year ended December 31, 2003, the Company settled claims for approximately $77.7 million, all of which was paid by the Company's insurers or ICI. The four Discoloration Claims unresolved at the end of 2003 included two claims that did not quantify monetary damages and two claims asserting aggregate damages of approximately $4.5 million. During the year ended December 31, 2004, the Company settled claims for approximately $45.3 million, approximately $30.4 million of which was paid by its insurers or ICI and approximately $14.9 million of which was paid by the Company. During 2004, the Company recorded charges of $15.1 million relating to Discoloration Claims. The three Discoloration Claims unresolved on December 31, 2004 asserted aggregate damages of approximately $6.7 million. A liability has been accrued for these Discoloration Claims. In March 2005, one of these Discoloration Claims was amended to assert additional damages of approximately $56 million. Based on the Company's understanding of the merits of this claim and its rights under contracts of indemnity and insurance, the Company does not believe that the net impact on its financial condition, results of operations or liquidity will be material.

While additional Discoloration Claims may be made in the future, the Company cannot reasonably estimate the amount of loss related to such claims. Although the Company may incur additional costs as a result of future claims (including settlement costs), based on its history with Discoloration Claims to date, the fact that substantially all of the titanium dioxide that has been the subject of these Discoloration Claims was manufactured and sold more than five years ago, and the fact that it has rights under contract to indemnity, including from ICI, the Company does not believe that any unasserted possible Discoloration Claims, if any, will have a material impact on its financial condition, results of operations or liquidity. Based on this conclusion and the Company's inability to reasonably estimate its expected costs with respect to these unasserted possible claims, the Company has made no accruals in its financial statements as of December 31, 2004 for costs associated with unasserted possible Discoloration Claims, if any.

Certain insurers have denied coverage with respect to certain Discoloration Claims. The Company brought suit against these insurers to recover the amounts it believes are due to it. The court found in favor of the insurers, and the Company lodged an application for leave to appeal that decision. Leave to appeal was granted in December 2004. The Company expects the appeal to be heard during the third quarter of 2005.

Vantico concluded that certain of the products of its former Electronics division may have infringed patents owned by Taiyo and it entered into a license agreement in October 2001 with Taiyo to obtain the right to use the Taiyo patents. This license agreement required payment of approximately $4.2 million in back royalties and agreement to pay periodic royalties for future use. The Company believes that Ciba Specialty Chemicals Holdings Inc. ("Ciba") is liable under the indemnity provisions of certain agreements in connection with the leveraged buy out transaction in 2000 involving Ciba and Vantico for certain payments made under the license agreement and related costs and expenses, and the Company initiated an arbitration proceeding against Ciba. In July 2004, the Company entered into a settlement agreement with Ciba with respect to this matter. In general, the settlement agreement provided that Ciba would pay the Company $10.9 million in 2004 and provide it with approximately $11 million of credits over the next five years against payments for certain services provided by Ciba at one of the Company's Advanced Materials facilities. The Company received additional consideration in the form of modifications to certain agreements between the Company's Advanced Materials business and Ciba. In August 2004, the Company received payment of the $10.9 million settlement. As of December 31, 2004, the Company has incurred approximately $2.2 million in costs in connection with the arbitration proceedings against Ciba.

The Company is a party to various lawsuits brought by persons alleging personal injuries and/or property damage based upon alleged exposure to toxic air emissions. For example, since June 2003, a number of lawsuits have been filed in state district court in Jefferson County, Texas against several local chemical plants and refineries, including the Company's subsidiary, Huntsman Petrochemical Corporation. Generally, these lawsuits allege that the refineries and chemical plants located in the vicinity of the plaintiffs' homes discharged chemicals into the air that interfere with use and enjoyment of property and cause health problems and/or property damages. None of these lawsuits includes the amount of damages being sought. Because these cases are still in the initial stages, the Company does not have sufficient information at the present time to estimate the amount or range of reasonably possible loss. The following table presents information about the number of claims asserting damages based upon alleged exposure to toxic air emissions for the periods indicated. Claims include all claims for which service has been received by the Company, and each such claim represents a plaintiff who is pursuing a claim against it.

	Year Ended December 31,	
	2004	2003
Claims filed during period	153	721
Claims resolved during period	51	0
Claims unresolved at end of period	823	721

The Company believes that the Company has valid defenses to these claims and, to the extent that it is not able to otherwise reach an appropriate resolution of these claims, the Company intends to defend them vigorously.

In addition, the Company has been named as a "premises defendant" in a number of asbestos exposure cases, typically a claim by a non-employee of exposure to asbestos while at a facility. These cases typically involve multiple plaintiffs bringing actions against multiple defendants, and the complaint does not indicate which plaintiffs are making claims against which defendants, where or how the alleged injuries occurred, or what injuries each plaintiff claims. These facts, which are central to any estimate of probable loss, can be learned only through discovery.

Where the alleged exposure occurred prior to the Company's ownership or operation of the relevant "premises," the prior owners and operators generally have contractually agreed to retain liability for, and to indemnify the Company against, asbestos exposure claims. This indemnification is not subject to any time or dollar amount limitations. Upon service of a complaint in one of these cases, the Company tendered it to the prior owner or operator. None of the complaints in these cases state the amount of damages being sought. The prior owner or operator accepts responsibility for the conduct of the defense of the cases and payment of any amounts due to the claimants. In the Company's ten-year experience with tendering these cases, the Company has not made any payment with respect to any tendered asbestos cases. The Company believes that the prior owners or operators have the intention and ability to continue to honor their indemnities, although the Company cannot provide assurance that they will continue to do so or that the Company will not be liable for these cases if they do not.

The following table presents for the periods indicated certain information about cases for which service has been received that the Company has tendered to the prior owner or operator, all of which have been accepted.

	Year Ended December 31,		
	2004	2003	2002
Tendered during the period	**82**	91	70
Resolved during the period	**65**	51	46
Unresolved at end of the period	**360**	343	303

The Company has never made any payments with respect to these cases. As of December 31, 2004, the Company had an accrued liability of $12.5 million relating to these cases and a corresponding receivable of $12.5 million relating to the Company's indemnity protection with respect to these cases. The Company cannot assure you that its liability will not exceed its accruals or that its liability associated with these cases would not be material to its financial condition, results of operations or liquidity.

Certain cases in which the Company is a "premises defendant" are not subject to indemnification by prior owners or operators. The following table presents for the periods indicated certain information about these cases. Cases include all cases for which service has been received by the Company.

	Year Ended December 31,		
	2004	2003	2002
Filed during period	**22**	28	15
Resolved during period	**39**	6	2
Unresolved at end of period	**31**	48	26

The Company paid gross settlement costs for asbestos exposure cases that are not subject to indemnification of approximately $1.1 million in 2002, approximately $0.25 million in 2003 and approximately $0.9 million in 2004.

As of December 31, 2004, the Company had accrued reserves of $0.9 million relating to three of these 31 cases. The Company cannot assure you that its liability will not exceed its accruals or that its liability associated with these cases would not be material to its financial condition, results of operations or liquidity.

The Company is a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in this report, the Company does not believe that the outcome of any of these matters will have a material adverse effect on its financial condition, results of operations or liquidity.

Guarantee

In connection with the formation of a joint venture to construct and operate an MDI production facility in China (the "China JV") and the procurement of financing for the China JV, the Company has guaranteed the construction loans of the China JV during the construction period. If the China JV were to default on its payments during the construction period, the Company would be required to make payments to the bank and ownership of the constructed assets would revert to the Company. The maximum potential amount of future payments that the Company could be required to make under this guarantee is approximately $80 million. The Company has calculated the fair value of the guarantee in accordance with FIN 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other,"* and has determined the fair value to be insignificant. The MDI production facility is expected to be operational in 2006 and the construction period guarantee to terminate within a year thereafter.

22. Fair Value of Financial Instruments

	As of December 31,			
	2004		2003	
(Dollars in Millions)	**Carrying Amount**	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Non-qualified employee benefit plan investments	**$ 4.3**	**$ 4.3**	$ 2.7	$ 2.7
Long-term debt	**$6,299.5**	**$6,820.2**	$5,910.1	$6,142.7
Notes receivable from affiliates	**—**	**—**	25.3	25.3

Long-Term Debt and Notes Receivable from Affiliates

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

Other Financial Instruments

The carrying amount reported in the balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

23. Environmental, Health and Safety Matters

General

The Company is subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, the Company is subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In addition, the Company's production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt the Company's operations, or require it to modify its facilities or operations. Accordingly, environmental or regulatory matters may cause the Company to incur significant unanticipated losses, costs or liabilities.

Environmental, Health and Safety Systems

The Company is committed to achieving and maintaining compliance with all applicable environmental, health and safety ("EHS") legal requirements, and the Company has developed policies and management systems that are intended to identify the multitude of EHS legal requirements applicable to its operations, enhance compliance with applicable legal requirements, ensure the safety of its employees, contractors, community neighbors and customers and minimize the production and emission of wastes and other pollutants. Although EHS legal requirements are constantly changing and are frequently difficult to comply with, these EHS management systems are designed to assist the Company in its compliance goals while also fostering efficiency and improvement and minimizing overall risk to the Company.

EHS Capital Expenditures

The Company may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the years ended December 31, 2004, 2003 and 2002, the Company's capital expenditures for EHS matters totaled $55.4 million, $47.8 million and $30.3 million, respectively. Since capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, the Company cannot provide assurance that its recent expenditures will be indicative of future amounts required under EHS laws.

Governmental Enforcement Proceedings

On occasion, the Company receives notices of violation, enforcement and other complaints from regulatory agencies alleging non-compliance with applicable EHS law. By way of example, the Company is aware of the individual matters set out below, which it believes to be the most significant presently pending matters and unasserted claims. Although the Company may incur costs or penalties in connection with the governmental proceedings discussed below, based on currently available information and its past experience, the Company believes that the ultimate resolution of these matters will not have a material impact on its results of operations, financial position or liquidity.

In May 2003, the State of Texas settled an air enforcement case with the Company relating to its Port Arthur plant. Under the settlement, the Company is required to pay a civil penalty of $7.5 million over more than four years, undertake environmental monitoring projects totaling about $1.5 million in costs, and pay $375,000 in attorney's fees to the Texas Attorney General. As of December 31, 2004, the Company has paid $1.8 million toward the penalty and $375,000 for the attorney's fees. The monitoring projects are underway and on schedule. The Company does not anticipate that this settlement will have a material adverse effect on its results of operations, financial position or liquidity.

In the third quarter of 2004, the Company's Jefferson County, Texas facilities received notification from the Texas Commission on Environmental Quality ("TCEQ") of potential air emission violations relating to the operation of cooling towers at two of its plants, alleged nuisance odors, and alleged upset air emissions. The Company has investigated the allegations and responded in writing to TCEQ. TCEQ has proposed a penalty of $9,300 for the alleged nuisance odor violations, $174,219 for the alleged upset violations and $83,250 for the alleged cooling tower violations. Negotiations are anticipated between the Company and TCEQ with respect to the resolution of these alleged violations. The Company does not believe that the final cost to resolve these matters will be material.

The Company's subsidiary Huntsman Advanced Materials (U.K.) Ltd is tentatively scheduled to appear in Magistrates Court in the U.K. in July 2005 with regard to charges filed following an investigation by the U.K. Health and Safety Executive. The charges arise from alleged failures to follow applicable regulations for the management of asbestos contamination caused by construction activity at the Duxford, U.K. Advanced Materials facility between November 2002 and January 2003. The Company believes that some or all of the alleged violations arise from conduct by a third party contractor occurring before the Company assumed responsibility for the Duxford facility. The Company's subsidiary has been in discussions with the prosecution in an effort to settle this matter. As a result, the Company's subsidiary has entered pleas of guilty to two of the five charges, and the prosecution has agreed to drop the remaining three. The Company expects that a monetary fine will be imposed with regard to the two charges on which pleas were entered. Based on penalties imposed in the United Kingdom for similar alleged violations by other companies, the Company does not believe this matter will result in the imposition of costs material to its results of operations, financial position or liquidity.

By letter dated November 29, 2004, the TCEQ notified the Company that it intends to pursue an enforcement action as a result of approximately 25 separate upset emission events occurring at the Company's Port Arthur facility between August 2003 and September 2004. TCEQ alleges that each upset event is a separate violation of its air emission rules. TCEQ has not yet proposed a penalty associated with these alleged violations. In a similar vein, the TCEQ issued a Notice of Enforcement to the Company on February 16, 2005 for alleged violations at the Company's Port Neches plants arising out of upset emission events on various dates in 2004. TCEQ has not yet proposed a penalty in this second matter, although the Company anticipates that it will. The Company will seek to negotiate a settlement with TCEQ on all of the alleged violations. The Company does not believe that the resolution of these matters will result in the imposition of costs material to its results of operations, financial position or liquidity.

See "—Legal Proceedings" for a discussion of environmental lawsuits brought by private party plaintiffs.

Remediation Liabilities

The Company has incurred, and it may in the future incur, liability to investigate and clean up waste or contamination at its current or former facilities or facilities operated by third parties at which it may have disposed of waste or other materials. Similarly, the Company may incur costs for the cleanup of wastes that were disposed of prior to the purchase of the Company's businesses. Under some circumstances, the scope of the Company's liability may extend to damages to natural resources. Specifically, under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. In addition, under the U.S. Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), and similar state laws, the Company may be required to remediate contamination originating from its properties as a condition to its hazardous waste permit. For example, the Company's Odessa, Port Arthur, and Port Neches facilities in Texas are the subject of ongoing remediation requirements under RCRA authority. In many cases, the Company's potential liability arising from historical contamination is based on operations and other events occurring prior to the Company's ownership of the relevant facility. In these situations, the Company frequently obtained an indemnity agreement from the prior owner addressing remediation liabilities arising from pre-closing conditions. The Company has successfully exercised its rights under these contractual covenants for a number of sites, and where applicable, mitigated its ultimate remediation liability. The Company cannot provide assurance, however, that all of such matters will be subject to indemnity or that its existing indemnities will be sufficient to cover its liabilities for such matters.

Some of the Company's manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. The Company is aware of soil, groundwater and surface water contamination from past operations at some of its sites, and it may find contamination at other sites in the future. For example, the Company is aware that there is significant contamination, largely related to a landfill and lagoons, at its McIntosh, Alabama plant site. Further, soil and groundwater contamination have been identified at the Company's plants in Duxford, U.K. and Monthey, Switzerland. Pursuant to certain agreements with respect to these Advanced Materials sites, the Company expects that Ciba will have primary financial responsibility for such matters, although the Company may be required to contribute to the costs of remediation in certain instances, and the Company believes that Ciba has the intention and ability to honor these agreements. Based on available information and the indemnification rights the Company believes are likely to be available, it believes that the costs to investigate and remediate known contamination will not have a material adverse effect on its financial condition, results of operations or cash flows, and therefore the Company has made no accrual for such liabilities as of December 31, 2004. However, if such indemnities are unavailable or do not fully cover the costs of investigation and remediation or the Company is required to contribute to such costs, and if such costs are material, then such expenditures may have a material adverse effect on its financial condition, results of operations or cash flows. At the current time, the Company is unable to estimate the full cost, exclusive of indemnification benefits, to remediate known contamination sites.

The Company has been notified by third parties of claims against it or its subsidiaries for cleanup liabilities at approximately 12 former facilities and other third party sites, including but not limited to sites listed under CERCLA. Based on current information and past experience at other CERCLA sites, the Company does not expect any of these third-party claims to result in material liability to it.

One of these sites, the North Maybe Canyon CERCLA site, includes an abandoned phosphorous mine located in a U.S. National Forest in Idaho. The North Maybe Canyon mine may have been operated by one of the Company's predecessors for approximately two out of the eight years (1964 to 1972) during which it held mining leases in the area. In 2004, the Company received from the Forest Service a notice of potential liability for the mine under CERCLA. According to information from the U.S. government, North Maybe Canyon was actively mined for a total of about 20 years. The current owner, NuWest Industries, Inc., a subsidiary of Agrium, Inc., operated the mine for at least six of those years. Under an administrative order with the Forest Service and other governmental agencies, NuWest is currently undertaking an investigation of the site, with a specific focus on the release of selenium-contaminated surface water into streams in the area. To date, no emergency removal action or other high priority cleanup has been proposed. One of the previous operators of the site, Washington Group International, Inc., has been the subject of bankruptcy proceedings in which the U.S. Department of Justice asserted a claim for investigation and remediation costs at North Maybe Canyon and South Maybe Canyon (which the Company did not own or operate), a similar nearby mine that also is currently under investigation. The government claimed $15.7 million in investigation and remediation costs for South Maybe Canyon and $3 million in investigation costs for North Maybe Canyon. The government stated that cleanup costs at North Maybe Canyon had not yet been estimated. The Company does not currently have sufficient information to estimate actual remediation costs or its actual liability, if any, for investigation and cleanup of the North Maybe Canyon site.

Environmental Reserves

The Company has established financial reserves relating to anticipated environmental cleanup obligations, site reclamation and closure costs and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. The Company's liability estimates are based upon available facts, existing technology and past experience. On a consolidated basis, the Company has accrued approximately $35.1 million, $34.9 million and $18.3 million for environmental liabilities as of December 31, 2004, 2003 and 2002, respectively. Of these amounts, approximately $7.7 million, $8.6 million and $4.8 million are classified as accrued liabilities on the Company's consolidated balance sheets as of December 31, 2004, 2003 and 2002, respectively, and approximately $27.4 million, $26.3 million and $13.5 million are classified as other noncurrent liabilities on the Company's consolidated balance sheets as of December 31, 2004, 2003 and 2002, respectively. These accruals include approximately $13.9 million, $6.5 million and $6.9 million, respectively, for environmental remediation liabilities. In certain cases, the Company's remediation liabilities are payable over periods of up to 30 years. The Company may incur losses for environmental remediation in excess of the amounts accrued; however, the Company is not able to estimate the amount or range of such losses.

Regulatory Developments

Under the European Union ("EU") Integrated Pollution Prevention and Control Directive ("IPPC"), EU member governments are to adopt rules and implement a cross-media (air, water and waste) environmental permitting program for individual facilities. While the EU countries are at varying stages in their respective implementation of the IPPC permit program, the Company has submitted all necessary IPPC permit applications required to date, and in some cases received completed permits from the applicable government agency. The Company expects to submit all other IPPC applications and related documents on a timely basis as the various countries implement the IPPC permit program. Although the Company does not know with certainty what each IPPC permit will require, it believes, based upon its experience with the permits received to date, that the costs of compliance with the IPPC permit program will not be material to its results of operations, financial position or liquidity.

In October 2003, the European Commission adopted a proposal for a new EU regulatory framework for chemicals. Under this proposed new system called "REACH" (Registration, Evaluation and Authorization of Chemicals), companies that manufacture or import more than one ton of a chemical substance per year would be required to register such manufacture or import in a central database. The REACH initiative, as proposed, would require risk assessment of chemicals, preparations (e.g., soaps and paints) and articles (e.g., consumer products) before those materials could be manufactured or imported into EU countries. Where warranted by a risk assessment, hazardous substances would require authorizations for their use. This regulation could impose risk control strategies that would require capital expenditures by the Company. As proposed, REACH would take effect in three primary stages over the eleven years following the final effective date (assuming final approval). The impacts of REACH on the chemical industry and on the Company are unclear at this time because the parameters of the program are still being actively debated.

MTBE Developments

The use of MTBE is controversial in the U.S. and elsewhere and may be substantially curtailed or eliminated in the future by legislation or regulatory action. The presence of MTBE in some groundwater supplies in California and other states (primarily due to gasoline leaking from underground storage tanks) and in surface water (primarily from recreational watercraft) has led to public concern about MTBE's potential to contaminate drinking water supplies. Heightened public awareness regarding this issue has resulted in state, federal and foreign initiatives to rescind the federal oxygenate requirements for reformulated gasoline or restrict or prohibit the use of MTBE in particular. For example, California, New York and Connecticut have adopted rules that prohibit the use of MTBE in gasoline sold in those states as of January 1, 2004. Overall, states that have taken some action to prohibit or restrict the use of MTBE in gasoline account for a substantial portion of the "pre-ban" U.S. MTBE market. Thus far, attempts by others to challenge these state bans in federal court under the reformulated gasoline provisions of the federal Clean Air Act have been unsuccessful.

The U.S. Congress has been considering legislation that would eliminate the oxygenated fuels requirements in the Clean Air Act and phase out or curtail MTBE use over a period of several years. To date, no such legislation has become law. If it were to become law it could result in a federal phase-out of the use of MTBE in gasoline in the U.S., but it would not prevent the Company from manufacturing MTBE in its plants. In addition, in March 2000, the EPA announced its intention, through an advanced notice of proposed rulemaking, to phase out the use of MTBE under authority of the federal Toxic Substances Control Act. EPA has not yet acted on this proposal, however. In Europe, the EU issued a final risk assessment report on MTBE in September 2002. No ban of MTBE was recommended, though several risk reduction measures relating to storage and handling of MTBE-containing fuel were recommended.

The Company currently markets approximately 95% of its MTBE to customers located in the U.S. for use as a gasoline additive. Any phase-out or other future regulation of MTBE in other jurisdictions, nationally or internationally, may result in a significant reduction in demand for the Company's MTBE and in a material loss in revenues or material costs or expenditures. In the event that there should be a complete phase-out of MTBE in the U.S., the Company believes it will be able to export MTBE to Europe, Asia or South America, although this may produce a lower level of cash flow than the sale of MTBE in the U.S. The Company may also elect to use all or a portion of its precursor TBA to produce saleable products other than MTBE. If the Company opts to produce products other than MTBE, necessary modifications to its facilities may require significant capital expenditures and the sale of the other products may produce a materially lower level of cash flow than the sale of MTBE.

In addition to the use limitations described above, a number of lawsuits have been filed, primarily against gasoline manufacturers, marketers and distributors, by persons seeking to recover damages allegedly arising from the presence of MTBE in groundwater. While it has not been named as a defendant in any litigation concerning the environmental effects of MTBE, the Company cannot provide assurances that it will not be involved in any such litigation or that such litigation will not have a material adverse effect on its results of operations, financial position or liquidity.

24. Other Operating Income

Other operating income consists of the following (dollars in millions):

	Year Ended December 31,		
	2004	2003	2002
Foreign exchange (gains) losses	$(118.8)	$(67.8)	$ 3.2
Bad debts	2.0	11.3	(1.8)
Legal and contract settlements—net	6.6	2.0	—
Other	29.3	(0.5)	(2.4)
Total other operating income	$ (80.9)	$(55.0)	$(1.0)

25. Other Expense

Other expense consists of the following (dollars in millions):

	Year Ended December 31,		
	2004	2003	2002
Loss on early extinguishment of debt	$ (25.6)	$ —	$(6.7)
Other	(0.2)	—	(0.9)
Total other expense	$ (25.8)	$ —	$(7.6)

26. Operating Segment Information

The Company derives its revenues, earnings and cash flows from the manufacture and sale of a wide variety of differentiated and commodity chemical products. The HIH Consolidation Transaction and the AdMat Transaction have caused changes in the Company's operating segments. Prior to the HIH Consolidation Transaction, the Company reported its operations through three principal operating segments. The Company reports its operations through six segments: Polyurethanes, Advanced Materials, Performance Products, Pigments, Polymers and Base Chemicals.

The major products of each reportable operating segment are as follows:

Segment	Products
Polyurethanes	MDI, TPU, polyols, aniline, PO and MTBE
Advanced Materials	Epoxy resin compounds, cross-linkers, matting agents, curing agents, epoxy, acrylic and polyurethane-based adhesives and tooling resins and sterolithography tooling resins
Performance Products	Amines, surfactants, linear alkylbenzene, maleic anhydride, other performance chemicals, and glycols
Pigments	Titanium dioxide
Polymers	Ethylene (produced at the Odessa, Texas facilities primarily for internal use), polyethylene, polypropylene, expandable polystyrene, styrene and other polymers
Base Chemicals	Olefins (primarily ethylene and propylene), butadiene, MTBE, benzene, cyclohexane and paraxylene

Sales between segments are generally recognized at external market prices.

	Year Ended December 31,		
	2004	2003[3]	2002
Revenues:			
Polyurethanes	$ 2,818.0	$ 1,500.1	$ —
Advanced Materials	1,162.4	517.8	—
Performance Products	1,927.8	1,507.7	1,028.2
Pigments	1,048.1	678.9	—
Polymers	1,451.8	1,155.5	840.2
Base Chemicals	3,859.0	2,152.7	996.2
Eliminations	(840.7)	(494.1)	(203.6)
Total	$11,426.4	$ 7,018.6	$2,661.0
Segment EBITDA[1]:			
Polyurethanes	$ 364.0	$ 176.0	$ —
Advanced Materials	186.1	38.6	—
Performance Products	91.0	125.6	164.4
Pigments	(30.0)	64.7	—
Polymers	77.6	80.8	74.7
Base Chemicals	276.2	40.7	44.7
Corporate and other[2]	(72.3)	(52.9)	(132.6)
Total	$ 892.6	$ 473.5	$ 151.2
Segment EBITDA[1]	$ 892.6	$ 473.5	$ 151.2
Interest expense, net	(612.6)	(409.1)	(181.9)
Income tax benefit (expense)	29.1	(30.8)	(8.5)
Cumulative effect of accounting change	—	—	169.7
Depreciation and amortization	(536.8)	(353.4)	(152.7)
Net loss	$ (227.7)	$ (319.8)	$ (22.2)
Depreciation and Amortization:			
Polyurethanes	$ 147.8	$ 96.0	$ —
Advanced Materials	53.8	27.3	—
Performance Products	54.3	53.7	68.9
Pigments	83.2	44.2	—
Polymers	59.5	51.4	45.7
Base Chemicals	89.9	60.8	46.7
Corporate and other[2]	48.3	20.0	(8.6)
Total	$ 536.8	$ 353.4	$ 152.7
Capital Expenditures:			
Polyurethanes	$ 45.8	$ 25.6	$ —
Advanced Materials	17.4	5.8	—
Performance Products	43.8	40.6	26.5
Pigments	42.7	42.4	—
Polymers	14.5	25.9	18.3
Base Chemicals	56.7	39.0	15.5
Corporate and other[2]	5.7	11.7	9.9
Total	$ 226.6	$ 191.0	$ 70.2
Total Assets:			
Polyurethanes	$ 4,056.0	$ 3,733.9	
Advanced Materials	938.9	900.7	
Performance Products	1,138.1	1,085.6	
Pigments	1,514.5	1,554.5	
Polymers	878.7	776.2	
Base Chemicals	2,009.7	1,676.0	
Corporate and other[2]	4,066.0	3,597.2	
Eliminations	(5,165.4)	(4,586.7)	
Total	$ 9,436.5	$ 8,737.4	

(1) Segment EBITDA is defined as net income (loss) before interest, income tax and depreciation and amortization.

(2) EBITDA from corporate and other items includes unallocated corporate overhead, loss on sale of accounts receivable, foreign exchange gains or losses and other non-operating income (expense).

(3) Prior to May 2003, the Company accounted for its investment in HIH on the equity method of accounting due to the significant participating rights formerly granted to ICI pursuant to the HIH limited liability company agreement. As a consequence of the Company's 100% direct and indirect ownership of HIH and the resulting termination of ICI's participation rights, the Company is considered to have a controlling financial interest in HIH. Accordingly, HIH is no longer accounted for by the Company under the equity method of accounting, and effective May 1, 2003 HIH is consolidated with the results of the Company. On June 30, 2003, affiliates of the Company completed the AdMat Transaction. AdMat has been included in the consolidated financial statements of the Company as of June 30, 2003. These changes have resulted in changes in the Company's operating segments. Previously, the Company reported its operations through three principal operating segments: Performance Products, Polymers and Base Chemicals.

	December 31,		
	2004	2003	2002
By Geographic Area			
Revenues:			
United States	$ 6,385.1	$4,327.9	$2,491.5
United Kingdom	2,718.5	1,296.7	8.1
Netherlands	1,274.6	709.7	—
Other nations	2,004.5	866.9	161.4
Eliminations	(956.3)	(182.6)	—
Total	$11,426.4	$7,018.6	$2,661.0
Long-lived assets[1]:			
United States	$ 2,392.8	$2,280.8	
United Kingdom	1,121.8	1,164.8	
Netherlands	402.6	583.8	
Other nations	1,233.7	1,049.9	
Total	$ 5,150.9	$5,079.3	

(1) Long lived assets are made up of property, plant and equipment.

27. Discontinued Operations

During the second quarter of 2005, the Company concluded negotiations with BASF to sell its toluene di-isocyanate ("TDI") business to BASF effective July 6, 2005. The sale involves the transfer to BASF of the Company's TDI customer list and sales contracts. The Company further concluded to discontinue the use of its remaining TDI assets, including its Geismar, Louisiana TDI manufacturing equipment. TDI has been accounted for as a discontinued operation under SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* Accordingly, the following results of TDI have been presented as discontinued operations in the accompanying consolidated statement of operations (dollars in millions):

	Year Ended December 31,	
	2004	2003
Revenues	$ 59.4	$ 62.3
Costs and expenses	(67.2)	(64.9)
Operating loss	(7.8)	(2.6)
Equity in income of investment in unconsolidated affiliates	—	—
Income tax expense	—	—
(Loss) income from discontinued operations, net of tax	$ (7.8)	$ (2.6)

MARKET FOR REGISTRANT'S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Market Information and Holders

Our common stock is listed on the New York Stock Exchange under the symbol "HUN." As of March 11, 2005, there were approximately 41 stockholders of record.

Prior to our initial public offering in February 2005, there was no established trading market for our common stock. Our common stock began trading on the New York Stock Exchange on February 11, 2005. Accordingly, no sales price information is available for our common stock for the periods covered by this report.

Dividends

We do not currently anticipate paying any cash dividends on our common stock. Instead, we currently intend to retain our earnings, if any, to invest in our businesses, to repay indebtedness and to use for general corporate purposes. Subject to the terms of our mandatory convertible preferred stock, our board of directors has the authority to declare and pay dividends on the common stock, in its discretion, as long as there are funds legally available to do so. However, amounts available to pay dividends will be restricted by the terms of the credit agreements and indentures of our subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

RECONCILIATION OF ADJUSTED EBITDA TO NET (LOSS)/INCOME

(Dollars in Millions)	Pro Forma[1] 2003	2004	YTD June 30, 2004	YTD June 30, 2005	LTM[2][3] 2005
Net (loss)/income	$(426.1)	$ (227.7)	$(270.2)	**$ 56.3**	**$ 98.8**
Interest expense—net	577.8	612.6	304.9	**240.7**	**548.4**
Income tax expense/(benefit)	32.1	(29.1)	10.4	**61.1**	**21.6**
Depreciation and amortization	479.7	536.8	279.3	**249.4**	**506.9**
EBITDA	663.5	892.6	324.4	**607.5**	**1,175.7**
Early extinguishment of debt	—	25.6	4.2	**235.0**	**256.4**
Legal and contract settlement expense, net	7.5	6.6	17.1	—	**(10.5)**
Loss on sale of accounts receivable	32.4	15.6	6.5	**5.6**	**14.7**
Asset impairment, write down	5.8	—	—	—	—
Restructuring and plant closing costs	55.0	299.3	159.2	**29.2**	**169.3**
Reorganization costs	27.5	—	—	—	—
Loss from discontinued operations, net of tax	2.6	7.8	1.7	**43.0**	**49.1**
Adjusted EBITDA	794.3	1,247.5	513.1	**920.3**	**1,654.7**
Segment Adjusted EBITDA					
Polyurethanes	264.1	408.7	197.4	**388.4**	**599.7**
Advanced Materials	81.2	186.6	72.6	**93.6**	**166.2**
Performance Products	150.4	188.5	72.3	**133.8**	**250.0**
Pigments	111.9	108.4	47.2	**81.2**	**142.4**
Polymers	81.6	91.2	24.2	**80.3**	**147.3**
Base Chemicals	69.2	292.9	136.7	**247.3**	**403.5**
Corporate and other	35.9	(28.8)	(37.3)	**(104.3)**	**(54.4)**
Total Segment Adjusted EBITDA	$ 794.3	$1,247.5	$ 513.1	**$ 920.3**	**$1,654.7**

(1) Pro forma as if Huntsman had acquired the remaining interest in Huntsman International Holdings LLC as of January 1, 2003 and its interest in Huntsman Advanced Materials LLC as of January 1, 2003.
(2) LTM calculated as 2004 less YTD June 30, 2004 plus YTD June 30, 2005.
(3) Foreign currency transaction gains and losses of the Advanced Materials segment have been reclassified to Corporate and other.

EBITDA is defined as net income (loss) before interest, income taxes, and depreciation and amortization. We believe that EBITDA enhances an investor's understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness. However, EBITDA should not be considered in isolation or viewed as a substitute for net income, cash flow from operations or other measures of performance as defined by generally accepted accounting principles in the U.S. ("GAAP"). Moreover, EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the method of calculation. Our management uses EBITDA to assess financial performance and debt service capabilities. In assessing financial performance, our management reviews EBITDA as a general indicator of economic performance compared to prior periods. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Our management also believes that our investors use EBITDA as a measure of our ability to service indebtedness as well as to fund capital expenditures and working capital requirements. Nevertheless, our management recognizes that there are material limitations associated with the use of EBITDA in the evaluation of our Company as compared to net income, which reflects overall financial performance, including the effects of interest, income taxes, depreciation and amortization. EBITDA excludes interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations. EBITDA also excludes taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations. Finally, EBITDA excludes depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. Our management compensates for the limitations of EBITDA by using it to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Our management also uses other metrics to evaluate capital structure, tax planning and capital investment decisions. For example, our management uses credit ratings and net debt ratios to evaluate capital structure, effective tax rate by jurisdiction to evaluate tax planning, and payback period and internal rate of return to evaluate capital investments. Our management also uses trade working capital to evaluate its investment in receivables and inventory, net of payables. Adjusted EBITDA is computed by eliminating from EBITDA losses from discontinued operations, all restructuring and reorganization costs, losses on the sale of accounts receivable to its securitization program, losses from early extinguishment of debt and legal and contract settlement expense, net and is used to provide a more meaningful measure of operational performance. We believe that net income (loss) is the performance measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA and Adjusted EBITDA.

CORPORATE INFORMATION

Headquarters
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
Tel.: +1-713-235-6000

500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5700

Independent Registered Public Accounting Firm
Deloitte & Touche LLP

Stockholder Inquiries
Inquiries from stockholders and other interested parties regarding our company are always welcome. Please direct your requests for information to:

Investor Relations
500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5860
Fax: +1-801-584-5788
Email: ir@huntsman.com

Stock Listing
Our common stock is listed on the New York Stock Exchange under the symbol HUN.

HUN
LISTED
NYSE

Our mandatory convertible preferred stock is listed on the New York Stock Exchange under the symbol HUNPr.

Stock Transfer Agent
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
Tel.: +1-800-524-4458
Hearing Impaired—TDD: +1-888-269-5221
Email: shareowners@bankofny.com

Send certificates for transfer and address changes to:

The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, New York 10286-1002

Annual Meeting
The 2004 annual meeting of stockholders will be held on Wednesday, November 2, 2005, at 1 p.m. (ET) at the JW Marriott Hotel, 1331 Pennsylvania Avenue, Washington, D.C., U.S.A.

Website
www.huntsman.com


QUALITY PEOPLE. QUALITY PRODUCTS. QUALITY OF LIFE.

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HUNTSMAN

Huntsman Corporation
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
USA
www.huntsman.com